05000805

ARS

P.E.
9-30-04

Franklin Resources, Inc.

ANNUAL REPORT 04

Corporate Profile »

Franklin Resources, Inc., is the holding company for various subsidiaries that, together, are referred to as Franklin® Templeton® Investments, a global investment management organization offering investment choices under the Franklin, Templeton, Mutual Series, Bissett, Fiduciary Trust and Darby Overseas names. Headquartered in San Mateo, California, we employ approximately 6,700 people and have offices in 27 countries. As of September 30, 2004, we managed more than $360 billion in assets, in 139 countries, comprising mutual funds and other investment solutions for individuals, institutions, pension plans, trusts and partnerships. Our common stock is listed on the New York Stock Exchange (BEN), the Pacific Exchange (BEN) and the London Stock Exchange (FRK), and is included in the Standard & Poor's 500 Index.

OUR VISION IS TO BE A PREMIER GLOBAL INVESTMENT MANAGEMENT ORGANIZATION BY OFFERING HIGH-QUALITY INVESTMENT SOLUTIONS, PROVIDING OUTSTANDING SERVICE AND ATTRACTING, MOTIVATING AND RETAINING TALENTED INDIVIDUALS.

< GAIN FROM OUR PERSPECTIVE® >

Financial Highlights

As of and for the years ended September 30,	2004	2003	2002	2001	2000
SUMMARY OF OPERATIONS (in millions)					
Operating Revenues	$3,438.2	$2,632.1	$2,522.9	$2,357.0	$2,340.8
Net Income	706.7	502.8	432.7	484.7	562.1
FINANCIAL DATA (in millions)					
Total Assets	$8,228.1	$6,970.7	$6,422.7	$6,265.7	$4,042.4
Long-Term Debt	1,196.4	1,108.9	595.1	566.0	294.1
Stockholders' Equity	5,106.8	4,310.1	4,266.9	3,977.9	2,965.5
Operating Cash Flow	943.4	536.4	735.2	553.2	701.7
ASSETS UNDER MANAGEMENT (in billions)					
Period Ending	$361.9	$301.9	$247.8	$246.4	$229.9
Simple Monthly Average	340.2	269.8	263.2	243.4	227.7
PER COMMON SHARE					
Earnings					
Basic	$2.84	$1.98	$1.66	$1.92	$2.28
Diluted	2.80	1.97	1.65	1.91	2.28
Cash Dividends	0.34	0.30	0.28	0.26	0.24
Book Value	20.45	17.53	16.50	15.25	12.17
EMPLOYEE HEADCOUNT	6,696	6,504	6,711	6,868	6,489

ASSETS UNDER MANAGEMENT
as of September 30, 2004



Asset Mix

Equity	55.1%
Hybrid	16.3%
Fixed Income	26.7%
Money Funds	1.9%



Investment Management Group

Franklin	43.8%
Templeton	33.8%
Fiduciary Trust	10.6%
Mutual Series	9.2%
Bissett	2.4%
Darby Overseas	0.2%



Distribution Channel

Retail	67.8%
Institutional	29.0%
High Net-Worth	3.2%

Financial Charts

ENDING ASSETS UNDER MANAGEMENT (in billions)


2000
$229.9
2001
$246.4
2002
$247.8
2003
$301.9
2004
$361.9

GROSS SALES (in billions)


2000
$51.7
2001
$58.5
2002
$72.4
2003
$81.3
2004
$96.8

STOCKHOLDERS' EQUITY (in millions)


2000
$2,965.5
2001
$3,977.9
2002
$4,266.9
2003
$4,310.1
2004
$5,106.8

NET INCOME (in millions)


2000
$562.1
2001
$484.7
2002
$432.7
2003
$502.8
2004
$706.7

CASH DIVIDENDS (per share)


2000
$0.24
2001
$0.26
2002
$0.28
2003
$0.30
2004
$0.34

OPERATING CASH FLOW (in millions)


2000
$701.7
2001
$553.2
2002
$735.2
2003
$536.4
2004
$943.4

EMPLOYEE HEADCOUNT


2000
6,489
2001
6,868
2002
6,711
2003
6,504
2004
6,696



From left to right:

Vice Chairman RUPERT H. JOHNSON, JR.
Vice Chairman ANNE M. TATLOCK
Chairman CHARLES B. JOHNSON
Vice Chairman HARMON E. BURNS

Letter to Stockholders

Dear Fellow Stockholders,

Fiscal year 2004 was extremely challenging for the investment management business, as various regulatory bodies increased their scrutiny of specific firms and of the industry as a whole. Franklin Resources, Inc., was able to produce solid results for stockholders, despite the challenging environment. We are pleased to report that diluted earnings per share grew to $2.80 from $1.97 in the previous fiscal year. Market appreciation and net sales increased our assets by $61.3 billion, helping us reach assets under management of $361.9 billion.

I am especially proud of how the people of Franklin Templeton approached the challenges of the year with determined persistence, a spirit of cooperation and a true commitment to protecting investors' interests.

During the year, we reached a settlement agreement with the Securities and Exchange Commission (SEC) that resolved the issues resulting from their investigation of market timing activity, and an agreement with the State of Massachusetts concerning one instance of market timing. In November, we announced a settlement agreement with the California Attorney General regarding its revenue sharing investigation, and as of the printing of this report (November 29, 2004), we continued to work with the SEC on resolving its investigation of this same issue.

On January 1, 2004, Martin L. Flanagan and Gregory E. Johnson became co-CEOs. Our business continues to grow and prosper under their leadership, and I remain confident in their ability to execute a very thoughtfully planned strategy. I know that Marty and Greg would tell you that their success is enabled by all the employees of this company, and by the strong senior leadership team they have in place.

Their collaborative approach means that our company has a highly unified vision, and their expectation of accountability and performance means that everyone is driven to achieve results for our clients.

In the pages that follow, Marty and Greg will tell you in their own words how they are thinking about the business right now, but first I would like to share a few of the year's highlights. I am especially excited about our growth this year, much of which occurred outside the United States. Assets under management in Italy, Hong Kong and India crossed the $1 billion, $2 billion and $4 billion marks, respectively. Assets in Switzerland and Japan crossed the $1 billion and $3 billion marks, respectively. Franklin Templeton Investments India became the largest private sector mutual fund group in India as of March 31, 2004. Total assets under management generated by business lines outside of the U.S. exceeded $87 billion as of year-end.

As our client base broadens geographically, it also continues to broaden beyond the traditional retail mutual fund investor to encompass more and more institutional and high net-worth clients. We remain attentive to the specialized needs of these clients and continue to expand the investment choices available to them. To that end, on October 1, 2003, we completed the acquisition of Darby Overseas Investments, Ltd. and Darby Overseas Partners, L.P., a group specializing in emerging markets private equity and mezzanine funds.

It is no easy task to meet the needs of a growing and diverse client population, but as I have told Franklin Templeton employees year after year, the investors' best interests must be at the center of everything we do. I find it especially gratifying when third parties recognize our commitment to and our success in this area—not just in the United States, but in places like Korea, where Morningstar Korea ranked the United States, but in places like Korea, where Morningstar Korea ranked Franklin Templeton as the second best equity manager and third best fixed-income manager. We also received recognition in Switzerland, the UK, Germany, Austria, Taiwan and Canada.

Our efforts to serve clients via the Internet have also proven especially successful. Franklintempleton.com was recognized for the fourth consecutive year as a "Top 10 Intermediary Web Site" by Kasina. DALBAR also ranked franklintempleton.com among the top five websites for both consumers and financial professionals in its most recent quarterly ranking of financial services websites.

Most telling, perhaps, is what customers say about their confidence in our company. In a quarterly survey of shareholder satisfaction conducted by National Quality Review, a third-party customer service evaluator, 95% of respondents said that they would recommend Franklin Templeton Investments to others, and 92% rated their overall satisfaction a four or five (five representing "Completely Satisfied").

On behalf of everyone here at Franklin Templeton, I would like to thank you for your confidence. We remain committed to serving your best interests and to positioning our organization for continued success.

Sincerely,

CHARLES B. JOHNSON
Chairman

» Q&A with the Co-CEOs

RUNNING A SUCCESSFUL COMPANY REQUIRES VISION AND EXECUTION. AS CO-CEOs, MARTY FLANAGAN AND GREG JOHNSON WORK TOGETHER TO MAKE FRANKLIN TEMPLETON'S VISION OF BEING A PREMIER INVESTMENT MANAGEMENT ORGANIZATION A REALITY. IN THE FOLLOWING SECTIONS THEY SHARE THEIR PERSPECTIVE ON THE COMPANY'S PROGRESS IN 2004.

From left to right:

Co-Chief Executive Officer MARTIN L. FLANAGAN

Co-Chief Executive Officer GREGORY E. JOHNSON





» Focusing on Investment Expertise









> "We were able to provide steady, consistent results across multiple asset classes. Everyone here is very focused on delivering superior long-term performance for clients and shareholders."

Q: How would you characterize 2004 for the investment management groups?

» MARTY: We've come to a very exciting point with our investment groups. We've made a significant investment in building our expertise globally. Now, it's paying off. We're getting the results worldwide, across investment disciplines, and we're reaching more investors around the globe than ever before. In 2004 in Japan and India, we had tens of thousands of net new first-time Franklin Templeton investors. They're coming in because we have the investment quality and the diversification they're looking for.

» GREG: The success has been extraordinary, especially because the markets over the last couple of years have been volatile. We started off fiscal year 2004 with a very strong market environment. Then you started to see more of a sideways market. We believe our lineup is perfect for this kind of investment climate. We have the range of disciplines and investment styles that allows us to thrive in most market conditions.

All in all, we were able to provide steady, consistent results across multiple asset classes in 2004, and our long-term results were very impressive. That's the key to understanding us—everyone here is very focused on delivering superior long-term investment performance for clients and shareholders. So consistency, stability—those are our goals.

The numbers tell the story: At fiscal year-end, over 95% of our U.S. long-term retail assets were in funds in the top two quartiles of their respective Lipper peer groups for the three-, five- and 10-year periods (oldest share classes only).

Focusing on Investment Expertise

Q: The structure of the investment management groups at Franklin Templeton is unique in the industry. Were there any significant changes in 2004?

» MARTY: We have multiple investment management groups: Franklin, Templeton, Mutual Series, Fiduciary Trust, Bissett, which is available in Canada, and Darby Overseas, which we acquired early in the fiscal year. We also have local asset management capabilities in India, Korea and Japan.

We are different from other organizations because we are 100% committed to separate investment management teams and investment approaches. We give each investment management group the independence to do what they do best; it's a model that gives our clients real choice. So, for instance, a Franklin style is clearly different from a Templeton style because the two groups operate independently of each other and their research processes are truly distinct. No matter how much the company grows, we don't want to compromise those cultures or processes.

» GREG: I would echo that thought. I believe you get quality performance from teams that are free to pursue their specialties. But we are finding ways to leverage each team's strengths for the benefit of the overall complex. For instance, in fiscal 2004 we instituted a portfolio management committee that brings chief investment officers and other key players together to talk about crosscutting issues like talent development and common benchmarking. We've also developed a research portal that allows the groups to share nonproprietary information about economies and industries. These efforts help managers do their jobs more effectively and efficiently by leveraging the firm's intellectual capital, but without taking away what is unique about their thinking or their processes.

Q: Could you talk a little more about the role Darby Overseas plays in the organization?

» GREG: Darby filled one of the last holes we had in our line-up—the private equity niche. Darby has notable management: Nicholas Brady, former U.S. Secretary of the Treasury, is the chairman and Richard Frank, who had a very distinguished career at the World Bank, is the CEO. The firm has a very specialized area of expertise and a commitment to quality, and it was a great fit in terms of culture. Franklin Templeton gives them access to a strong distribution network and outstanding global resources, and in turn they help us meet client needs by offering global private equity opportunities to our high net-worth and institutional clients.

"We've come to a very exciting point with our investment groups. We're getting the results worldwide, across investment disciplines, and we're reaching more investors around the globe than ever before."



Q: How is Franklin Templeton's alternative investments business shaping up?

» MARTY: Providing our clients with both traditional as well as alternative investments remains important to our strategy. We have sophisticated investors in the high net-worth and institutional arenas who are looking for very specialized investment solutions and we've successfully established a wide range of choices for them—a low and moderate volatility fund of hedge funds, and single-strategy vehicles managed by Franklin, Templeton and Mutual Series. Fiduciary Trust also manages real estate and risk-efficient equity vehicles, and Darby provides private equity solutions. We currently have $3.8 billion in alternative assets and we expect to see continued growth in this area.

Q: On the broader scale, what does "investment quality" mean at Franklin Templeton, and what efforts did you make to ensure investment quality in 2004?

» GREG: We look at investment quality in terms of performance relative to risk, and we're understanding that relationship more effectively than ever. The upshot is—we don't want to try to enhance performance by taking more risk than our clients are asking us to take. And for our clients who are seeking higher returns in exchange for higher risks—we don't want to miss any opportunities. We introduced some new tools that help portfolio managers assess their performance against the risk they're taking. The tools help us define risk, and they make it easier to do attribution analysis—understanding which factors are influencing performance.

» MARTY: We also produce quality research and performance because we have a very, very deep well of information and expertise, which is one of the advantages of being a global organization. Let me give you an example. We don't have to go to an external source to find out what's going on with Korea's economy. We have an individual sitting in Korea who is observing the market and political trends directly. He's there—he really understands the context. That firsthand experience and local insight are very important to our overall decision making.

Q: Franklin Templeton has made headway in the past year in the area of domestic asset management. First of all, what is "domestic" or "local" asset management?

» MARTY: By local asset management we mean investing in a specific country's fixed-income and equity markets on behalf of that country's citizens. The non-U.S. local asset management operations that Franklin Templeton established in the last 10 years—including Canada, Japan, Korea and India—are helping us reach the goal of becoming a truly global company that can benefit from the huge pool of assets that investors want to invest locally, wherever that may be. In some local markets, which are growing particularly rapidly at present, we're functioning as a significant local participant, contributing to the growth and development of the domestic financial services and investments markets.

» GREG: Most of these local markets have been traditionally short-term oriented, whereas we focus on fundamental research and long-term, bottom-up investing. We cannot, however, just follow the U.S. models. We've had to adapt them to local situations. Just dealing with regulatory frameworks that vary from one market to the next also requires local knowledge and people on the ground.

Q: What are the keys to success in the area of domestic asset management?

» MARTY: To be in any way successful in local markets, we must have local talent who understand local clients. This requires well-qualified financial professionals who understand both their domestic markets and the high standards of an international firm like ours. An understanding of local benchmarks and how we can leverage Franklin Templeton's worldwide expertise is essential in trying to achieve superior investment returns as compared to larger or more recognized local firms.

Q: How does the organization continue to attract and retain the investment management talent that is so essential to Franklin Templeton's success?

» GREG: We're attracting talent because of the global opportunities and the chance to be exposed to multiple styles of investment management. There's a great exchange of ideas and a wide variety of career paths here that are very attractive to investment professionals. We want Franklin Templeton to be one of the best places in the world to be a portfolio manager. Our people have a very specialized craft and they do it well. So we give them a lot of freedom. We give them the support that lets them focus on their core strengths. Finally, they are surrounded by others who are extremely talented and successful. Overall, it creates a very dynamic and vibrant work experience.

Q: How do you ensure that Franklin Templeton's investment management groups are keeping fund shareholders and investment clients at the forefront?

» MARTY: Above all, our people are professional and ethical, with the single goal of generating consistent, good long-term performance that meets our clients' objectives. Our managers are not under pressure to grow assets at any cost. There's one simple question we ask everyone to keep at the front of their minds: "Are my decisions in the best interest of our clients and fund shareholders?" And we reward people based on their ability to generate long-term, consistent performance. Importantly, our investment professionals' compensation system is aligned with the goals of our clients. Additionally, our portfolio managers have personal investments in the investment styles they manage for clients.

» GREG: Our new chief compliance officer function has also helped refine our policies and procedures in all the investment services areas. With hundreds of policies and dozens of portfolios, it's a truly complex task. But we are absolutely committed to being compliant and we want to do whatever we can to support portfolio managers in this area. For instance, we have a new tool that helps managers deal with multiple portfolios efficiently by automating much of the compliance function.

Q: One of the highlights of the year was celebrating Templeton Growth Fund's 50th anniversary. What does this milestone and the consistent success of the fund say about the organization?

» MARTY: Templeton Growth Fund is a great example of everything we've been talking about. The investment team has the global reach, with local insight and a proven long-term view. It's the oldest global equity mutual fund in the industry, and it has a sterling reputation for investing excellence. Sir John Templeton, a pioneer in global investing, was incredibly innovative, but he was also very disciplined in his investment approach. He was looking around the world for investing ideas. He was very open-minded about growth opportunities and he felt that he'd find more and better bargains if he searched the world for opportunities. And he taught everyone to be very patient and not to follow the crowd. The managers of the fund today are steeped in that tradition. The fund has a record of lower turnover and lower volatility than many of its peers, and we're proud of its competitive long-term results.

Investors should carefully consider a fund's investment goals, risks, sales charges and expenses before investing. To obtain a Templeton Growth Fund prospectus, which contains this and other information, please call your financial advisor. Please read the prospectus carefully before investing.

1. Source: Lipper, Inc., September 30, 2004. Class A shares only. Lipper calculates averages by taking all funds in a peer group and averaging their total returns for periods indicated. Lipper tracks 129 peer groups of long-term U.S. retail mutual funds, and the groups vary in size from four to 1,057. Lipper total return calculations include reinvested dividends and capital gains, but do not include sales charges or expense subsidization by the manager. Results may have been different if these or other factors had been considered.

U.S. RETAIL MUTUAL FUNDS
RELATIVE INVESTMENT PERFORMANCE SUMMARY[1]
Based on Lipper Calculations as of September 30, 2004

Global/International Equity Assets

	Top Two Quartiles
1 Year	63%
3 Year	94%
5 Year	100%
10 Year	96%

Domestic Equity Assets

	Top Two Quartiles
1 Year	85%
3 Year	95%
5 Year	95%
10 Year	91%

Tax-Free Fixed Income Assets

	Top Two Quartiles
1 Year	99%
3 Year	100%
5 Year	100%
10 Year	99%

Taxable Fixed Income Assets

	Top Two Quartiles
1 Year	98%
3 Year	86%
5 Year	96%
10 Year	90%







» Supporting Our Global Clients



Q: In general terms, what is your philosophy around client service?

» GREG: In the retail market, we strongly believe that our fund shareholders need and want advice when it comes to making investment decisions. That is why much of our servicing and marketing efforts are geared toward supporting and educating financial advisors, building those relationships, so that they can focus on their clients.

» MARTY: That being said, our philosophy is fundamental: Clients and shareholders come first. Greg talked about our commitment to financial advisors and we also have a long history of protecting fund shareholder interests. We've been managing money for over 50 years and we've always been mindful of the trust that fund shareholders have placed in us—we take our responsibilities as fiduciaries very seriously. We're fully committed to policies that protect the best interests of all our fund shareholders and investment clients worldwide, and of course we are committed to improving those policies as needed. We support strict compliance with and vigorous enforcement of regulations. We also support new regulations that add clarity and consistency across the industry, and again we're committed to making necessary policy changes in support of such reforms.

Q: How does the fact that Franklin Templeton is a global company with offices all over the world benefit its clients and fund shareholders, from a service perspective?

» GREG: This is where scale can benefit financial advisors *and* individual fund shareholders—we can leverage our global footprint to provide simpler service at a lower cost. In essence, we're building a global service platform.



"Franklin Templeton's UK operation reached $2 billion in assets under management in 2004."



Supporting Our Global Clients







» MARTY: The philosophy is to think globally, in terms of efficiencies and best practices, but to service locally, based on specific needs of the various local regulatory agencies, markets and clientele. In that sense, we're not looking to develop a homogeneous model to support our fund shareholders and investment clients around the world—we recognize that each client base in each market has different needs and wants a different relationship with us. However, we also recognize that where we can gain some advantages, we'll be able to develop best practices and maximize efficiencies. Additionally, we've spent time this past year enhancing our culture, particularly around the areas of regulatory compliance. We've supported the regulatory activities and industry decisions, and we certainly recognize that they are there to protect our clients and fund shareholders.

Q: Can you speak to some of the specific steps that the company took toward building this platform in the past year?

» GREG: We can point to specific efforts around developing a global systems' strategy designed to enhance service worldwide while also increasing efficiencies, reducing costs and providing consistency of services—so, for example, fund shareholders can contact any of our service centers anywhere in the world and receive similar service levels. We strengthened our management team globally and leveraged our human resources globally, putting top talent into rotations at different sites to begin to share ideas and identify best practices. And we began to leverage best practices operationally on a variety of fronts, including trade control and compliance, staffing and financial reporting. This will allow us to continue focusing on efficiencies while also continuing to build a global understanding of the different local markets.

» MARTY: Globally, our service teams handle around 15 million billable accounts with over 2,000 employees around the world, including Canada, Europe, Asia, India and the United States. While inquiries from clients have grown globally over the past few years, our headcount and expenses have remained relatively flat as our productivity continues to increase, which shows that leveraging our global systems and services leads to efficiency.

Q: So is it working? How is the level of service available at Franklin Templeton's various global locations being talked about?

» MARTY: We've made tremendous strides and while we recognize that there is always more work to do on that front, we are excited about how far we've come. And feedback from third parties around the world seems to validate that feeling. For example: For the second year in a row, *Fonds Professional* in Germany ranked us number one in service; National Quality Review tells us that 95% of U.S. shareholders said they would recommend Franklin Templeton to others and 92% were very satisfied with the service they received; in Canada, DALBAR scores continued to rise, the English Call Center ranked second among financial advisors, and the French Call Center ranked first. In the U.S., DALBAR ranked our service operations at number three. These are just a few examples so, yes, based on what we are hearing, it is working.

» GREG: It is working. We are increasing our global focus and providing service consistently around the world so that there is a set standard. We're continuing to increase the presence of our global infrastructure and we're spending money to put in place a world-class global network and repositories where information will reside that can be accessed by many aspects of the business at any point of time in the day.

Q: What did Franklin Templeton learn about its clients in 2004?

» MARTY: We've come to the realization that they need different servicing models. Some prefer to deal in a self-service environment, others need a higher touch and feel, and we've learned to really study our clients and differentiate the service model that more closely approximates the type of service that they're looking for.

Q: So how do you differentiate service levels to different client bases?

» MARTY: Based on the need that each of our clients has—whether it is an investment advisor, or an institutional, high net-worth or mutual fund client. We're really focused on directing clients to the individuals who can best support them in the most appropriate fashion.

» GREG: We've also engaged in a lot more self-servicing. We've introduced technology to financial advisors on the front-end via the Internet, where telephone self-service has been around for a while. And we direct those that need a higher touch and feel to more experienced teams of associates and we've taken that right through the organization, whether it's the retail space or in the retirement area.

Q: Franklin Templeton's line of mutual funds and other investment solutions is one of the most comprehensive in the industry. How do you manage that?

» GREG: It can make for a complicated service environment. Our service representatives need to be knowledgeable on multiple funds and investment styles. We will continue to invest in training and technology to support our broad lineup.

» MARTY: Our strength is that we can provide many investment solutions to our clients, financial advisors, as they develop investment programs for *their* clients, individual shareholders. We are confident that the pros outweigh the cons in this case.

Supporting Our Global Clients

"We've been managing money for over 50 years and we've always been mindful of the trust that fund shareholders have placed in us—we take our responsibilities as fiduciaries very seriously."

Q: On that note, what happened with the lineup of investment solutions in 2004?

» GREG: We have a global product development committee whose job is to bring different business areas together to consult with each other and discuss initiatives around, for example, mutual funds: The support of existing ones, duplication, the need for new funds. That's been a very significant advancement for the organization, creating that body and pushing all decisions through that multifaceted committee with representation from all the core retail distribution groups. It's important to mention that many of the servicing groups are also involved.

» MARTY: We continue to evaluate our lineup with an eye toward simplifying what we offer to clients, yet we're flexible and still very innovative in trying to create new solutions that will meet their longer-term investment needs. There is a continual review process to see that the assumptions that were made when we originally developed a fund are still valid today. Depending on what we learn, we determine whether the fund needs to be modified. This review process could result in the modification of a fund objective or some other change that we believe is beneficial to the fund.

Q: How did the organization strengthen its position as a provider of core investment holdings?

» MARTY: We have multiple brands and multiple investment disciplines that we market through common distribution channels worldwide. We are trying to be consistent in our branding strategy. We're trying to differentiate the various investment management styles and effectively communicate what each of those styles represents and how each style should be appropriately positioned in client portfolios, whether it be Franklin, Templeton, Mutual Series, Bissett, Fiduciary or Darby, yet continuing to emphasize the overall company attributes—scope, scale, culture, etc.—of Franklin Templeton Investments.

» GREG: We're focused on understanding where the assets are in the global market and where we already have penetration. We know we can increase our market share in the U.S. domestic equity category. We have a number of solutions that work well there, and we are very confident in the investment quality. We've put a lot of effort into defining and strengthening our investment processes, especially on the Franklin side, where we're offering growth and value capabilities across market capitalization categories. We're particularly strong in the large-cap arena, but we have small-cap and mid-cap expertise as well.

Q: Franklin Templeton has seen some success in markets outside the U.S. in the past year. In what regions do you expect to see growth in the next year?

» GREG: Clearly, we have made the strategic decision to grow the business globally. We continue to see terrific results in Europe and Asia and we expect more of the same going forward. South America is really on the radar right now. Our UK operation recently reached $2 billion in assets under management and we definitely see an opportunity for further growth. Spain and Italy also each reached $1 billion in assets. And last year Japan was one of our fastest growing markets, crossing $3 billion in assets under management.

INTERNATIONAL SALES AND ASSETS BY BUSINESS LINE SHOW INCREASED MOMENTUM
(All Figures in U.S. Billions)

Assets Under Management



September 30, 1999		
■ U.S.	$190.4	87.3%
□ International[2]	$27.7	12.7%
Total	**$218.1**	**100.0%**



September 30, 2004		
■ U.S.	$274.1	75.7%
□ International[2]	$87.8	24.3%
Total	**$361.9**	**100.0%**

Sales



September 30, 1999		
■ U.S.	$37.9	90.6%
□ International[2]	$3.9	9.4%
Total	**$41.8**	**100.0%**



September 30, 2004		
■ U.S.	$61.3	63.3%
□ International[2]	$35.5	36.7%
Total	**$96.8**	**100.0%**

2. International includes multi-jurisdictional assets under management.

"We've always had a very ethical culture, but the scrutiny of the entire fund industry has raised every employee's awareness about what investors need from us. Our perspective has clearly matured."







» Managing in a Changing Landscape

Q: Now that you are co-CEOs, what is your vision for the company?

» MARTY: Our vision hasn't changed. We want to be a premier global investment management organization. We want to be recognized as such. That's the bull's eye. Everything we do is to that end, working toward building on that vision.

» GREG: The tricky part is: How do you measure that? How do you know when you get there? In many ways we believe that we are today already premier, but we also acknowledge that there is more work to do. And that it's a moving target—as the environment changes around us, then we have to rethink what it means to be premier. But I can tell you that it doesn't mean we equate premier with being the biggest asset manager. We want to be the best, the most trusted. At the end of the day, we want to be the obvious choice when financial advisors and consultants are looking for the right investment solutions for their clients.

Q: What kind of leadership model have you established?

» GREG: First and foremost, it is a collaborative model that goes beyond the chief executive office. We have an incredibly deep bench of talented, experienced leaders—people who have been with the company a long time and have proven themselves in their areas. Now, we're pushing everyone to think about the business in a more holistic way. We tell them it's no longer enough to think about the issues just in your business unit or your region. We expect people to help each other find fast and effective solutions to the major issues affecting the company overall.

» MARTY: We have so many great examples of boundary-crossing work. The globalization of our multiple transfer agents. The development of the global product committee. Global branding efforts. Centralization of our accounting and information systems. All of these projects benefited from the experiences of leaders who had gone through similar efforts in their businesses or regions.

Managing in a Changing Landscape

Q: How do you manage for top performance from your employees?

» MARTY: As the company gets bigger, and as the business gets more competitive, we have raised our expectations about discipline and performance. We've put a lot more emphasis on performance metrics. We don't want to be a cold, bureaucratic organization—that's not our culture at all. We want to help people do their best work, and we want them to know that this is a meritocracy where the top performers receive the top rewards. We've also put an increased emphasis on reviewing and developing the performance of all our leaders, not just the most senior. Hundreds of leaders at various levels have been evaluated through our leadership development review assessment.

» GREG: We've always recognized that it's management's job to develop a strong group of leaders and potential leaders. What's changed is that we've become much more disciplined about being able to evaluate performance effectively, and then to translate that into effective action planning. Our performance management program helps align people for succession within the business units and at the executive level, as well. We understand what skills we can leverage and where the development needs are. So we have a very clear picture of the human capital of our company.

Q: Now that the company has expanded its global presence so dramatically, how has that changed the way you manage people and resources?

» MARTY: We have been an international organization for some time. But there's a difference between simply having an office outside the U.S. and truly thinking in a global way. The accountabilities have changed. The organization is more complex, and people are charged with global leadership responsibilities. In FY04, 129 leaders had one or more direct reports residing outside their home countries, versus 100 in FY03. Nearly 30% of our employees are now outside the United States. That makes our organization stronger and more diverse, but it also requires a very thoughtful approach to people management. Most notably, we've made a concerted effort to share ideas and talent across geographic lines. The exchange speeds both cultural and technical learning, and it helps embed our customer focus into our operations around the world.

For instance, we have placed a senior portfolio manager and research analyst from Fort Lauderdale in our Hong Kong office, a director of investment operations from Edinburgh in our Singapore office, and a sales manager from Brazil in our Fort Lauderdale office. In the last year or so, we've had close to 100 people who've undertaken permanent or extended assignments outside their home countries.







» GREG: We've also encouraged our global leadership team to be visible and involved with their employees. Marty and I have done roadshows for groups of employees the last couple of years. We get out there, talk to our colleagues in Mumbai and London and Toronto about what our strategy is, what we expect. And we listen to their experiences and answer their questions. We see so much talent and energy when we visit our global offices. But we know that to be successful they've got to understand what Franklin Templeton is all about and what we're trying to achieve.

Q: Are you worried about losing any of that talent when the job market heats up?

» GREG: That's always something we have to think about. We can talk about compensation and benefits and those are very important factors—we're very competitive on that front. But at the end of the day, people want to work for a company where they see opportunities, opportunities to grow their careers and to try different things. We can look at our more senior executives across the board and see that these are people who have come up through the ranks, who have really grown up with the company, who started out maybe in the management training program 10 or 15 years ago and have come a long way. That kind of opportunity, those very tangible examples of professional advancement, are not lost on people. A telling statistic in today's climate is that nearly 50% of our employees have been with us for at least six years.

» MARTY: And people want to work for an organization that they can be proud of, that they are proud to be associated with. That is the corporate culture that we strive for here. It was perhaps easier to foster that sense of community and common purpose when we were a small company with a few hundred employees and Charlie Johnson used to host the annual barbecue in his backyard—we have grown a lot since then. And there have been some growing pains. But when we visit our different sites around the world and when we communicate with our colleagues, whether it's in the U.S. or Asia or Europe or Latin America, we see honest, hardworking teams and people want to be a part of that.

Q: Have regulatory challenges changed the company dramatically?

» MARTY: The scrutiny of the entire fund industry has raised every employee's awareness about what investors need from us. There's a much deeper understanding about how carefully and rigorously we have to protect their interests. Our perspective has clearly matured. We do have a Code of Ethics that we

"We have been an international organization for some time. But there's a difference between simply having an office outside the U.S. and truly thinking in a global way."

"We have done roadshows for employees over the last couple of years. We get out there, talk to people in Mumbai and London and Toronto about what our strategy is, what we expect. And we listen to their experiences and answer their questions."

expect every employee to abide by. We have desktop training on email usage, anti-money laundering policies, the Code of Ethics and market timing. We regularly communicate to employees about the issues that are important in our industry. We've also established anonymous hotlines that allow employees to report activities they think might be illegal or unethical.

Another change is the increased involvement of the FRI Board of Directors. There are some outstanding people on our board, and there's good mutual respect and a spirit of cooperation on both sides. They are very actively involved in understanding the business, particularly through the audit, compensation and corporate governance committees.

» GREG: We've also really put the magnifying glass to our business processes. We are trying to be very proactive about understanding points of risk, and making sure we have the checks and balances in place to ensure compliance with all the new laws and regulations. But even above and beyond that, our focus is to make sure that we are minimizing business risks wherever we can and focusing on how our decision-making processes ultimately impact the client.

Q: What's your approach to managing the company's finances?

» MARTY: We are a fiscally conservative company and we continually look for ways to improve our cost structure. But we are in the right position to focus on growth and so we are very sensitive to putting capital in the right places to take advantage of global opportunities. For example, growing our business in international markets has been a strategic priority for us. When you look at the assets under management of our SICAV[3] funds, they're up over 50% versus last year. We now manage over $20 billion in assets in our SICAV line. That's real growth, and the trend looks very strong for the future.

» GREG: Topping $20 billion means that the SICAV line doubled its assets in less than 18 months. They reached $1 billion in 1996 and $10 billion toward the end of 2002. I think these numbers really tell an important story about how we're managing for growth on a global basis and how we

3. Franklin Templeton's foreign-sold SICAV (société d'investissement à capital variable) line, Franklin Templeton Investment Funds, is domiciled in Luxembourg and registered in 29 countries for public distribution and in three countries for qualified investors. It is a collection of 44 investment portfolios or funds with seven different types of share classes that have common administration and inter-fund exchange privileges.

are applying the experience gained and lessons learned in the more developed markets to our approach in the less developed markets.

» MARTY: So again, clearly we are focused on putting resources on the highest return opportunities while maintaining the flexibility to react to market conditions. And we still have the discipline to drive down per-unit costs and we're always looking for efficiencies. We continue to reduce ongoing operating expenses through automation and process improvements. We leverage business line profitability in our decision-making process. We continue to evaluate cash repatriation strategies to utilize offshore cash at the lowest cost, while enhancing balance sheet returns and performance. Our dividend history is a picture of consistency—we have been able to increase the annual dividend every year since 1981. And we continue to repurchase shares actively, as we believe this is another important tool to return capital to our stockholders. We think that increasing dividends and repurchasing shares add value to stockholders. We ended the fiscal year with approximately 250 million shares outstanding, which is about where we were five years ago, despite issuing nearly 21 million shares in our acquisition of Fiduciary Trust in 2001, and to employees in annual compensation.

I think everyone can see that the numbers for the past year tell a great story. We had very clear corporate priorities for 2004, and we set the bar pretty high for ourselves. Looking back, we're very pleased with what we accomplished and how we met, and in many cases surpassed, our goals.

BEN OUTPERFORMED STANDARD & POOR'S 500 INDEX OVER A FIVE-YEAR PERIOD[4]



Cumulative Value of $100
$200
$150
$100
$50
$0
1999
2000
2001
2002
2003
2004
Franklin Resources, Inc.
S&P 500 Index

4. The preceding performance graph compares the performance of an investment in Franklin Templeton's common stock for the last five fiscal years to that of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), an index to which the company was added in April 1998. The S&P 500 Index consists of 500 stocks chosen for market size, liquidity and industry group representation. It is a market-value weighted index (stock price multiplied by the number of shares outstanding), with each stock's weight in the index proportionate to its market value. The S&P 500 Index is one of the most widely used benchmarks of U.S. equity performance. The graph assumes that the value of the investment in the company's common stock and each index was $100 on September 30, 1999, and that all dividends were reinvested.

Our Offices Worldwide


NORTH AMERICA
Calgary
Edmonton
Fort Lauderdale
Fort Lee
Halifax
Los Angeles
Mexico City
Miami
Montreal
Nassau
New York City
Rancho Cordova
St. Petersburg
Salt Lake City
San Mateo
Short Hills
Toronto
Vancouver
Washington, DC
Wilmington
Winnipeg
EUROPE
Amsterdam
Brussels
Dublin
Edinburgh
Frankfurt
Geneva
Istanbul
London
Luxembourg
Madrid
Milan
Moscow
Paris
Stockholm
Warsaw
Zurich
SOUTH AMERICA
Buenos Aires
Rio de Janeiro
São Paulo




ASIA
Abu Dhabi
Beijing
Chennai
Hong Kong
Hyderabad
Mumbai
Seoul
Shanghai
Singapore
Tokyo
AFRICA
Johannesburg
AUSTRALIA
Melbourne

Directors and Officers

Directors

HARMON E. BURNS

CHARLES B. JOHNSON

RUPERT H. JOHNSON, JR.

ANNE M. TATLOCK

CHARLES CROCKER
Chairman, CEO and Director
BEI Technologies, Inc.
Principal *Crocker Capital*
Director *Pope & Talbot, Inc., Teledyne Technologies, Inc., Fiduciary Trust Company International*

ROBERT D. JOFFE
Presiding Partner *Cravath, Swaine & Moore, LLP*
Director *Fiduciary Trust Company International*

THOMAS H. KEAN
President *Drew University*
Former Governor *State of New Jersey*
Director *Aramark Corporation, Amerada Hess Corp., The CIT Group, Inc., Fiduciary Trust Company International, The Pepsi Bottling Group, UnitedHealth Group Incorporated*

JAMES A. MCCARTHY
Former Chairman *Merrill Lynch & Co., Investor Client Coverage Groups*

CHUTTA RATNATHICAM
Senior Vice President and CFO *CNF Inc.*
Former CEO *Emery Worldwide*
Former Vice President and Director of Finance *CNF Inc.*

PETER M. SACERDOTE
Advisory Director and Chairman of the Investment Committee of the Principal Investment Area
Goldman Sachs & Co., Investment Banking
Director *Qualcomm, Inc., Hexcel Corporation*

LOUIS E. WOODWORTH
President *Alpine Corporation, Private Investments*

Officers

CHARLES B. JOHNSON
Chairman of the Board

HARMON E. BURNS
Vice Chairman

RUPERT H. JOHNSON, JR.
Vice Chairman

ANNE M. TATLOCK
Vice Chairman

MARTIN L. FLANAGAN
President
Co-Chief Executive Officer

GREGORY E. JOHNSON
President
Co-Chief Executive Officer

MURRAY L. SIMPSON
Executive Vice President
General Counsel

JAMES R. BAIO
Senior Vice President
Chief Financial Officer

JENNIFER J. BOLT
Senior Vice President
Chief Information Officer

LESLIE M. KRATTER
Senior Vice President
Assistant Secretary

PENELOPE S. ALEXANDER
Vice President
Human Resources—U.S.

HOLLY E. GIBSON
Vice President
Corporate Communications

BARBARA J. GREEN
Vice President
Deputy General Counsel
Secretary

DONNA IKEDA
Vice President
Human Resources—International

KENNETH A. LEWIS
Vice President
Treasurer

JOHN LUSK
Vice President

CHARLES R. SIMS
Vice President

10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-9318

FRANKLIN RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**13-2670991** (I.R.S. Employer Identification No.)
One Franklin Parkway, San Mateo, CA (Address of principal executive offices)	**94403** (Zip Code)

Registrant's telephone number, including Area Code: **(650) 312-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common Stock, par value $.10 per share	New York Stock Exchange Pacific Exchange London Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by "X" mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. YES ☒ NO ☐

Indicate by "X" mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by "X" mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
YES ☒ NO ☐

The aggregate market value of the voting stock ("Common Stock") held by non-affiliates of the registrant, as of March 31, 2004 (the last business day of registrant's second quarter of fiscal 2004), was approximately $7.66 billion based upon the last sale price reported for such date on the New York Stock Exchange. For purposes of this disclosure, shares of Common Stock held by persons who hold more than 5% of the outstanding shares of Common Stock and shares held by officers and directors of the registrant have been excluded because such persons may be deemed to be affiliates. This determination is not necessarily conclusive.

Number of shares of the registrant's common stock outstanding at November 30, 2004: 251,352,866

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the registrant's proxy statement for its annual meeting of stockholders (the "Proxy Statement") to be held on January 25, 2005, which will be filed with the Securities and Exchange Commission (the "SEC"), are incorporated by reference into Part III of this report.

INDEX TO ANNUAL REPORT ON FORM 10-K

FORM 10-K REQUIRED INFORMATION		PAGE NUMBER REFERENCE TO THIS 2004 ANNUAL REPORT ON FORM 10-K
PART I		
ITEM 1.	BUSINESS	4
	General	4
	Company History and Acquisitions	4
	Lines of Business	5
	Investment Management and Related Services	5
	Banking/Finance Operations	21
	Regulatory Considerations	22
	Competition	23
	Financial Information About Industry Segments	24
	Intellectual Property	24
	Employees	25
	Available Information	25
	Executive Officers of the Registrant	25
ITEM 2.	PROPERTIES	27
ITEM 3.	LEGAL PROCEEDINGS	28
ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	30
PART II		
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	31
ITEM 6.	SELECTED FINANCIAL DATA	32
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	32
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	51
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	53
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	94
ITEM 9A.	CONTROLS AND PROCEDURES	94
ITEM 9B.	OTHER INFORMATION	94

FORM 10-K REQUIRED INFORMATION		PAGE NUMBER REFERENCE TO THIS 2004 ANNUAL REPORT ON FORM 10-K

PART III

ITEM 10.	DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT Proxy: "Proposal 1: Election of Directors"*	94
ITEM 11.	EXECUTIVE COMPENSATION Proxy: "Proposal 1: Election of Directors"*	94
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS Equity Compensation Plan Information Proxy: "Security Ownership of Principal Shareholders" and "Security Ownership of Management"*	95
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS Proxy: "Proposal 1: Election of Directors – Certain Relationships and Related Transactions"*	95
ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	95

PART IV

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	96
SIGNATURES		103

* Incorporated by reference to the Proxy Statement.

PART I

Forward-looking Statements. In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties, including the risk factors explained in the section entitled Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), that could cause our actual results to differ materially from those reflected in the forward-looking statements. When used in this report, words or phrases about the future such as "expected to", "could have", "will continue", "anticipates", "estimates" or similar expressions are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Statements in MD&A and elsewhere in this report that speculate about future events are "forward-looking statements". Forward-looking statements are our best prediction at the time that they are made, and you should not rely on them. If a circumstance occurs that causes any of our forward-looking statements to be inaccurate, we do not have an obligation to announce publicly the change to our expectations, or to make any revision to the forward-looking statements.

Item 1. Business.

GENERAL

Franklin Resources, Inc. ("FRI" or the "Company"), is an investment management company, which is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and as a financial holding company under the Gramm-Leach-Bliley Act (the "GLB Act"). Through our wholly-owned direct and indirect subsidiary companies, we provide a broad range of investment advisory, investment management and related services to open-end and closed-end investment companies (including our own family of retail mutual funds), institutional accounts, high net-worth families, individuals and separate accounts in the United States (the "U.S.") and internationally. Our "sponsored investment products" include a broad range of domestic and global/international equity, hybrid, fixed-income, and money market mutual funds as well as other investment products, which are sold to the public under the Franklin, Templeton, Mutual Series, Bissett, Fiduciary Trust and Darby Overseas brand names. As of September 30, 2004, we had $361.9 billion in assets under our management with approximately 15.3 million billable shareholder accounts worldwide. In support of our primary business and operating segment, investment management, we also provide certain related services, including transfer agency, fund administration, distribution, shareholder processing, custodial, trustee and other fiduciary services. In our secondary business and operating segment, banking/finance, we provide clients with select retail-banking and consumer loan services through our bank subsidiaries. The common stock of FRI is traded in the U.S. primarily on the New York Stock Exchange (the "NYSE") and the Pacific Exchange under the ticker symbol "BEN" and under the ticker symbol "FRK" on the London Stock Exchange, and is included in the Standard & Poor's 500 Index. The term "Franklin® Templeton® Investments" as used in this document, refers to Franklin Resources, Inc. and its consolidated subsidiaries.

COMPANY HISTORY AND ACQUISITIONS

Franklin Templeton Investments and its predecessors have been engaged in the investment management business since 1947. Franklin Resources, Inc. was incorporated in Delaware in November 1969. We originated our mutual fund business with the Franklin family of funds, which is now known as the Franklin Funds®. We expanded our business, in part, by acquiring companies engaged in the investment advisory and investment management business.

In October 1992, we acquired substantially all of the assets and liabilities of the investment adviser, investment management and other financial service businesses of Templeton, Galbraith & Hansberger Ltd. This acquisition added the Templeton family of funds to our Company. The Templeton funds are known for their international and global investment objectives and value style of investing.

In November 1996, we acquired certain assets and liabilities of Heine Securities Corporation, which provided investment management services to various accounts and investment companies, including Mutual Series Fund Inc., now known as Franklin Mutual Series Fund Inc. ("Mutual Series"). The Mutual Series funds are primarily value oriented equity funds.

We expanded our business in Korea in July 2000 when we purchased all of the remaining outstanding shares of a Korean asset management company, Ssangyong Templeton Investment Trust Management Co., Ltd.

(currently known as Franklin Templeton Investment Trust Management Co., Ltd.) in which we previously held a partial interest. With assets under management exceeding $3 billion in Korea, we are now one of the larger foreign money managers in that country.

We acquired all of the outstanding shares of Bissett & Associates Investment Management, Ltd. ("Bissett") in October 2000 for approximately $95 million. Bissett now operates as part of our Canadian subsidiary, Franklin Templeton Investments Corp. ("FTIC"). With the addition of Bissett, we added Bissett's family of mutual funds to our existing Canadian based funds and expanded our investment advisory services throughout Canada to a broad range of clients, including institutional clients such as pension plans, municipalities, universities, charitable foundations and private clients.

In April 2001, we acquired Fiduciary Trust Company International, a bank organized under the New York State Banking Law ("Fiduciary Trust"). Following the acquisition, Fiduciary Trust became a wholly-owned subsidiary of Franklin Resources, Inc. The stock transaction was valued at approximately $776 million at closing. Fiduciary Trust has a reputation as one of the leading providers of investment management and related trust and custody services to institutional clients and high net-worth families and individuals. With the acquisition of Fiduciary Trust, we also added Fiduciary Trust's U.S. and non-U.S. mutual funds to our product line.

In July 2002, our 75% owned subsidiary, Franklin Templeton Asset Management (India) Private Limited, acquired all of the outstanding shares of Pioneer ITI AMC Limited ("Pioneer") for approximately $55.4 million. Pioneer was an Indian investment management company which had approximately $800 million in assets under management as of the purchase date. The acquisition has made us one of the largest private sector fund companies in India, with assets under management of over $4 billion, and approximately 850,000 shareholder accounts at September 30, 2004.

In October 2003, we acquired Darby Overseas Investments, Ltd. and Darby Overseas Partners, L.P. (collectively, "Darby") for $75.9 million. We had previously owned 12.66% of Darby, and with the completion of the acquisition, we now have a 100% ownership interest. Darby, based in Washington, D.C., sponsors and manages funds for institutional investors and high net-worth clients that invest primarily in emerging markets, private equity and mezzanine finance transactions, including specialized sector funds.

LINES OF BUSINESS

I. Investment Management and Related Services

We derive substantially all of our revenues from providing investment advisory, investment management, distribution and administrative services to our various family of funds, high net-worth clients, institutional accounts and separate accounts. Our revenues depend to a large extent on the amount of assets under management. Underwriting and distribution revenues, also a large source of revenue, consist of sales charges and commissions derived from sales of our sponsored investment products and distribution and service fees. When used in this report "Franklin Templeton mutual funds" or "funds" means all of the Franklin, Templeton, Mutual Series, Bissett and Fiduciary Trust mutual funds; "sponsored investment products" means all of the Franklin Templeton mutual funds together with closed-end investment companies, foreign-based investment products, and other U.S. and international private, institutional, high net-worth and separate accounts.

A. Assets Under Management ("AUM")

Investment management fees, a large source of our revenue, are based upon the dollar value of assets in the accounts that we advise. As of September 30, 2004, the type of assets under management by investment objective held by investors on a worldwide basis was:

Type of Assets	Value in Billions	% Total of AUM
Equity Growth potential, income potential or various combinations thereof.	$199.3	55%
Fixed-Income Both long and short-term.	$96.8	27%
Hybrid Asset allocation, balanced, flexible and income-mixed funds.	$59.0	16%
Money Market Short-term liquid assets.	$6.8	2%

Broadly speaking, the change in the net assets of the sponsored investment products depends primarily upon two factors: (1) the level of sales (inflows) as compared to the level of redemptions (outflows); and (2) the increase or decrease in the market value of the securities held in the portfolio of investments. We are subject to the risk of asset volatility, resulting from changes in the domestic and global financial and equity markets. In addition, because we generally derive higher revenues and income from our equity assets, a shift in assets from equity to fixed-income and hybrid funds reduces total revenue and thus, net income. Despite such risk of asset volatility, we believe that we are more competitive as a result of the greater diversity of sponsored investment products available to our customer base.

B. Types of Investment Management and Related Services

A majority of our revenues are derived from providing investment management, advisory, distribution, transfer agency and related services for the Franklin Templeton open-end and/or closed-end funds. We advise, manage and implement the investment activities of, and provide other administrative services necessary to operate, our U.S.-registered open-end and closed-end funds or series and our many non-U.S. based sponsored investment products.

1. Fund Advisory Services

We earn investment management fee revenues by providing investment advisory and management services pursuant to investment management agreements with each fund. This business is primarily conducted through our wholly-owned direct and indirect subsidiary companies, including, among others, the following:

Fiduciary International, Inc. ("FII"), a registered investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"), provides investment advisory and portfolio management services to certain mutual funds and separate accounts;

Fiduciary Investment Management International, Inc. ("FIMI"), a registered investment adviser under the Advisers Act, provides investment management and portfolio management services to institutional clients and private accounts;

Fiduciary Trust Company of Canada ("FTCC"), a registered foreign equivalent investment adviser with certain of the Canadian provincial securities commissions, provides investment advisory and portfolio management services to certain mutual funds and separate accounts;

Fiduciary Trust International Limited ("FTIL"), a registered investment adviser under the Advisers Act, provides investment advisory and portfolio management services for institutional clients, investment companies and private accounts;

Franklin Advisers, Inc. ("FAV"), a registered investment adviser under the Advisers Act, provides investment advisory, portfolio management and administrative services to various Franklin Templeton mutual funds, sub-advisory services to non-affiliated entities and advisory services to institutional accounts;

Franklin Advisory Services, LLC ("FAS"), a registered investment adviser under the Advisers Act, provides investment advisory and portfolio management services to certain of the Franklin Templeton mutual funds and also provides sub-advisory services to non-affiliated entities;

Franklin Investment Advisory Services, LLC ("FIAS"), a registered investment adviser under the Advisers Act, provides investment and portfolio management services to mutual fund clients;

Franklin Mutual Advisers, LLC ("FMA"), a registered investment adviser under the Advisers Act, provides investment and portfolio management services to the Mutual Series funds and also to certain Franklin Templeton mutual funds;

Franklin Templeton Alternative Strategies, Inc. ("FTAS"), a registered investment adviser under the Advisers Act and a registered Commodity Pool Operator under the Commodity Exchange Act, provides investment advisory, portfolio management and administrative services to certain of our sponsored investment products with mandates in alternative investments and subadvisory services to certain Franklin Templeton mutual funds;

Franklin Templeton Asset Management (India) Private Limited ("FTAMPL"), an "Asset Management Company" approved by the Securities and Exchange Board of India, provides investment advisory, portfolio management and administrative services to certain mutual funds in India;

Franklin Templeton Institutional, LLC ("FTI"), a registered investment adviser under the Advisers Act, provides investment advisory, portfolio management and administrative services to institutional clients;

Franklin Templeton Investment Management Limited ("FTIML"), a registered foreign equivalent investment adviser in the United Kingdom and a registered investment adviser under the Advisers Act, serves as an investment adviser to various of our investment companies registered in foreign jurisdictions, including Europe, and to various separate accounts, as well;

Franklin Templeton Investment Trust Management Co., Ltd. ("FTITMC"), a registered foreign equivalent investment adviser in Korea, provides investment trust management services and also manages equity and fixed income products in Korea;

Franklin Templeton Investments (Asia) Limited ("FTIA"), a registered investment adviser under the Advisers Act and a foreign equivalent of an investment adviser in Hong Kong, provides certain advisory and subadvisory services to certain Franklin and Templeton funds and distributes investment products in Hong Kong;

Franklin Templeton Investments Australia Limited ("FTIAUST"), a registered foreign equivalent investment adviser in Australia, provides investment advisory and portfolio management services to institutional clients in Australia;

Franklin Templeton Investments Corp. ("FTIC"), a registered foreign equivalent investment adviser with many of the Canadian securities commissions, a mutual fund broker/dealer with the Ontario Securities Commission and Alberta Securities Commission and an investment adviser under the Advisers Act, provides investment advisory, portfolio management, distribution and administrative services for Canadian registered retail funds and sub-advisory services to certain institutional and private accounts;

Franklin Templeton Investments Japan Limited ("FTIJL"), a registered foreign equivalent investment adviser in Japan, provides investment advisory, portfolio management and administrative services to certain of our funds in Japan and manages Japan equity funds that are sold in other regions;

Franklin Templeton Portfolio Advisors, Inc. ("FTPA"), a registered investment adviser under the Advisers Act, provides advisory services to private accounts and in connection with third party broker/dealer separately managed account or "wrap fee" programs;

Templeton Asset Management Ltd. ("TAML"), a registered investment adviser under the Advisers Act and a registered foreign equivalent investment adviser in Singapore and Hong Kong, provides investment advisory and related services to certain Templeton developing markets funds and portfolios;

Templeton Global Advisors Limited ("TGAL"), a registered investment adviser under the Advisers Act, provides investment advisory, portfolio management, and administrative services to certain of the institutional and private accounts; and

Templeton Investment Counsel, LLC ("TIC"), a registered investment adviser under the Advisers Act, provides investment advisory, portfolio management and administrative services to certain of the Templeton funds, sub-advisory services to certain of the Franklin funds and advisory services to institutional and private accounts.

Our investment adviser subsidiaries conduct investment research and determine which securities the U.S.-registered open-end and closed-end funds will purchase, hold or sell under the supervision and oversight of the fund's board of trustees, directors or administrative managers. In addition, the investment advisers subsidiaries take all steps necessary to implement such decisions, including selecting brokers and dealers, executing and settling trades in accordance with detailed criteria set forth in the management agreement for each fund, internal policies, and applicable law and practice. In addition, certain of our subsidiary companies provide similar investment management and administrative services to a number of non-U.S. open-end and closed-end investment companies, as well as other U.S. and international private and institutional accounts, including certain of our sponsored investment companies organized in Luxembourg and Ireland.

Our investment advisory services include fundamental investment research and valuation analyses, including original economic, political, industry and company research, company visits and inspections, and the utilization of such sources as company public records and activities, management interviews, company prepared information, and other publicly available information, as well as analyses of suppliers, customers and competitors. In addition, research services provided by brokerage firms are used to support our findings.

Investment management and related services are provided pursuant to agreements in effect with each of our U.S.-registered open-end and closed-end funds. Comparable agreements are in effect with foreign-registered funds and private and institutional accounts. In general, the management agreements for our U.S.-registered open-end and closed-end funds must be renewed each year (after an initial two year term), and must be specifically approved at least annually by a vote of such funds' board of trustees or directors as a whole and separately by the trustees/directors that are not interested persons of such funds' under the Investment Company Act of 1940 (the " '40 Act") or by a vote of the holders of a majority of such funds' outstanding voting securities. Foreign-registered funds and private and institutional accounts have various termination rights, and review and renewal provisions that are not discussed in this report.

Under the majority of investment management agreements, the U.S.-registered open-end and closed-end funds pay us a fee payable monthly in arrears based upon a fund's average daily net assets. Annual fee rates under the various global investment management agreements generally range from 0.15% to a maximum of 2.50% and are often reduced as net assets exceed various threshold levels. The funds generally pay their own expenses such as legal, custody and audit fees, reporting costs, board and shareholder meeting costs, United States Securities and Exchange Commission ("SEC") and state registration fees and similar expenses.

We use a "master/feeder" fund structure in certain situations. This structure allows an investment adviser to manage a single portfolio of securities at the "master fund" level and have multiple "feeder funds" that invest all of their respective assets into the master fund. Individual and institutional shareholders invest in the "feeder funds" which can offer a variety of service and distribution options. An advisory fee is charged at the master fund level, and administrative and shareholder servicing fees are charged at the feeder fund level.

Our investment management agreements permit us to serve as an adviser to more than one fund so long as our ability to render services to each of the funds is not impaired, and so long as purchases and sales of portfolio securities for various advised funds are made on an equitable basis. Our management personnel and the fund directors or trustees regularly review the fund advisory and other administrative fee structures in light of fund performance, the level and range of services provided, industry conditions and other relevant factors. Advisory and other administrative fees are generally waived or voluntarily reduced when a new fund is established and then increased to contractual levels within an established timeline or as net asset values reach certain levels.

Each U.S. investment management or advisory agreement between certain of our subsidiary companies and each fund automatically terminates in the event of its "assignment", as defined in the '40 Act. In addition, either party may terminate the agreement without penalty after written notice ranging from 30 to 60 days. If management agreements representing a significant portion of our assets under management were terminated, it would have a material adverse impact on our Company. To date, none of our management agreements with any of our retail Franklin Templeton mutual funds have been involuntarily terminated.

2. Underwriting and Distribution

A significant portion of our revenues under the investment management operating segment are generated from providing underwriting and distribution services. Franklin/Templeton Distributors, Inc. ("FTDI"), a wholly-owned subsidiary of the Company, acts as the principal underwriter and distributor of shares of most of our U.S.-registered open-end mutual funds. We earn underwriting and distribution fees primarily by distributing the funds pursuant to distribution agreements between FTDI and the funds. Under each distribution agreement, we offer and sell the fund's shares on a continuous basis and pay certain costs associated with underwriting and distributing the funds, including the costs of developing and producing sales literature and printing of prospectuses, which may be then either partially or fully reimbursed by the funds.

Most of our U.S. and non-U.S.-registered retail funds are distributed with a multi-class share structure. We adopted this share structure to provide investors with greater sales charge alternatives for their investments. Class A shares represent a traditional fee structure whereby the investor pays a commission at the time of purchase unless minimum investment criteria are met. Class B shares, which are available in many of our funds in the U.S. and globally, have no front-end sales charges but instead have a declining schedule of sales charges (called contingent deferred sales charges) if the investor redeems within a number of years from the original purchase date. The boards of the funds that offer Class B shares have approved a proposal to cease the offering of Class B shares to new investors and existing shareholders desiring to make additional purchases. Existing Class B shareholders would continue to be permitted to exchange shares into Class B shares of different funds. Existing Class B shareholders would also be permitted to continue to reinvest dividends in additional Class B shares. The cessation of purchases of Class B shares by new investors and existing shareholders will be effective in the first calendar quarter of 2005 and may have a negative effect on the overall sales of the funds' shares. Class C shares have no front-end sales charges, but do have a back-end sales charge for redemptions within 12 months from the date of purchase. Class R shares with reduced sales charges are available for purchase by certain retirement plan accounts in the U.S. only.

Globally, we offer Advisor Class shares in many of our Franklin Templeton mutual funds and in the U.S. we offer Z Class shares in Mutual Series funds on a limited basis, both of which have no sales charges. Franklin Global Trust offers seven series of funds, managed by our subsidiary FII, which are sold with no sales charge to high net-worth or institutional clients of Fiduciary Trust. The Advisor and Z Class shares are available to our current and former officers, trustees, directors, and full-time employees, and are also offered to institutions and investment advisory clients (both affiliated and unaffiliated), as well as individuals generally investing $5 million or more. In the U.S., we also sell money market funds to investors without a sales charge. Under the terms and conditions described in the prospectuses or the statements of additional information for some funds, certain investors can purchase shares at net asset value or at reduced sales charges. In addition, investors may generally exchange their shares of a fund at net asset value for shares within the same class of another Franklin Templeton mutual fund without having to pay additional sales charges.

Some of our insurance product funds offered for sale in the U.S. offer a three-class share structure, Class 1, Class 2, and Class 3 shares, which are offered at net asset value without a sales load directly to the insurance company separate accounts (the shareholder). The only difference between the three classes is that Class 2 and Class 3 shares are assessed a distribution and service fee ("12b-1 fee") (as described below) payable to those who sell and distribute Class 2 and Class 3 shares and provide services to shareholders and contract owners (e.g., FTDI), the insurance company or others. These 12b-1 fees are generally assessed quarterly at an annual rate of 0.25% of the average daily net assets of the class. Two of the insurance funds also offer Class 3 shares, which are the same as Class 2 shares, except that they assess a 1.00% redemption fee when variable contract owners redeem funds from an insurance company sub-account held for less than 60 days.

Globally, we offer other types of share classes based on the local needs of the investors in a particular market. In the majority of cases, investors in any class of shares within the U.S. or globally may exchange their shares for a like class of shares in another fund, subject to certain fees that may apply.

The following table summarizes the sales charges and distribution and service fee structure for various share classes of our U.S.-registered retail mutual funds. The fees below generally apply to our U.S.-registered retail mutual funds, however, there are exceptions to this fee schedule for some funds.

Sales Charges and Distribution and Service Fees for Most U.S.-Registered Retail Funds

U.S. Retail Funds	Class A Shares	Class B Shares (c)	Class C Shares (d)	Class R Shares
Sales Charge at Time of Investment				
Equity	5.75% (a)	None.	None.	None.
Fixed-income	4.25% (a)	None.	None.	None.
Contingent Deferred Sales Charge	None. (b)	4% maximum declining to zero after 6 years of each investment.	1% if shareholder sells shares within 12 months of investment.	1% if shareholder sells shares within 18 months of investment.
Maximum Yearly 12b-1 Plan Fees				
Equity	0.35%	1.00%	1.00%	0.50%
Fixed-income				
Taxable	0.25%	0.65%	0.65%	0.50%
Tax-free	0.10%	0.65%	0.65%	None.
Types of Investors That May Purchase This Share Class	Any.	Any.	Any.	See Note (f) below.

U.S. Retail Funds	Advisor Class Shares	Z Class Shares (e)
Sales Charge at Time of Investment Equity Fixed-income	None.	None.
Contingent Deferred Sales Charge	None.	None.
Maximum Yearly 12b-1 Plan Fees	None.	None.
Types of Investors That May Generally Purchase This Share Class	Current and former officers, trustees, directors and full-time employees of Franklin Templeton Investments; institutions, investment advisory clients, individuals investing $5 million or more in Franklin Templeton mutual funds.	Current and former officers, trustees, directors and full-time employees of Franklin Templeton Investments; institutions, investment advisory clients, individuals investing $5 million or more in Franklin Templeton mutual funds.

(a) Reductions in the maximum sales charges may be available depending upon the amount invested and the type of investor. In some cases noted in each fund's prospectus or statement of additional information, certain investors may invest in Class A shares at net asset value (with no load). In connection with certain of these no-load purchases, FTDI may make a payment out of its own resources to a broker/dealer involved with that sale.

(b) For Net Asset Value ("NAV") purchases over $1 million, a contingent deferred sales charge ("CDSC") of 1.00% may apply to shares redeemed within 18 months.

(c) Class B shares convert to Class A shares after eight (8) years of ownership. Effective in the first calendar quarter of 2005, Class B shares will no longer be offered to new investors and existing Class B shareholders desiring to make additional purchases.

(d) FTDI pays a 1.00% broker/dealer commission to broker/dealers of record of Class C shares. FTDI recovers a portion of the amount it pays to broker/dealers by retaining certain 12b-1 fees assessed during the first 12 months and from collecting contingent deferred sales charges on any redemptions made within 12 months of the time of sale.

(e) When the Company entered into management contracts for the Mutual Series funds, the outstanding shares of Mutual Series funds were reclassified as Z Class shares on October 31, 1996. Current shareholders who held shares of any Mutual Series funds on October 31, 1996 may continue to purchase Z Class shares of any Mutual Series fund. Z Class shareholders may exchange into Class A shares of other Franklin Templeton mutual funds at net asset value, which are subject to 12b-1 fees. FTDI may make a payment out of its own resources to a broker/dealer involved in selling Z Class shares.

(f) The types of investors that may purchase Class R shares include, employer sponsored retirement plans; any trust or plan established as part of a qualified tuition program under Section 529 of the Internal Revenue Code; and investors who open a Franklin Templeton IRA rollover account with less than $1 million other than a current or former Franklin Templeton employee or as the result of a spousal rollover or a Qualified Domestic Relations Order or with direct rollover proceeds of a Defined Contribution Services Plan. FTDI pays a 1.00% broker/dealer commission to broker/dealers of record of Class R shares. FTDI recovers a portion of the amount it pays to broker/dealers by retaining certain 12b-1 fees assessed during the first 12 months.

Our non-U.S.-registered funds, including the Tax Class shares offered in Canada, have various sales charges and fee structures that are not discussed in this report.

The distribution agreements with the U.S.-registered Franklin Templeton mutual funds generally provide for FTDI to pay commission expenses for sales of fund shares to broker/dealers. These broker/dealers receive various sales commissions and other fees from FTDI, including fees from the investors in the funds and the funds themselves, for services in matching investors with funds whose investment objectives match such investors' goals and risk profiles. Broker/dealers may also receive fees for their assistance in explaining the operations of the funds, in servicing the investor's account, reporting and various other distribution services. Franklin Templeton mutual fund shares are sold primarily through a large network of independent intermediaries, including broker/dealers, banks and other similar financial advisers. We are heavily dependent upon these distribution channels and business relationships. FTDI may make payments to certain broker/dealers who provide marketing support services, which may include business planning assistance, advertising, educating broker/dealer personnel about the Franklin Templeton mutual funds and shareholder financial planning needs, placement on the broker/dealer's list of offered funds, and access to sales meetings, sales representatives and management representatives of the broker/dealer. There is increasing competition for access to these channels, which has caused our distribution costs to rise and could cause further increases in the future as competition continues and service expectations increase. As of September 30, 2004, over 3,700 local, regional, and national securities brokerage firms offered shares of the U.S.-registered Franklin Templeton mutual funds for sale to the investing public. In the U.S., we have approximately 76 general wholesalers and eight Franklin Templeton Portfolio Advisors, Inc. and retirement plan wholesalers who interface with the broker/dealer community.

Most of the U.S.-registered Franklin Templeton mutual funds, with the exception of certain Franklin Templeton money market funds, have adopted distribution plans (the "Plans") under Rule 12b-1 promulgated under the '40 Act ("Rule 12b-1"). The Plans are established for an initial term of one (1) year and, thereafter, must be approved annually by the particular fund's board of directors or trustees and by a majority of its directors or trustees who are not interested persons of the fund under the '40 Act (the "disinterested fund directors/trustees"). All such Plans are subject to termination at any time by a majority vote of the disinterested fund directors/trustees or by the particular fund shareholders. Fees from the Plans are paid primarily to third-party broker/dealers who provide service to the shareholder accounts, and engage in distribution activities. The Plans permit the funds to bear certain expenses relating to the distribution of their shares, such as expenses for marketing, advertising, printing and sales promotion. FTDI may also receive reimbursement from the funds for various expenses that FTDI incurs in distributing the funds, such as marketing, advertising, printing and sales promotion subject to the Plans' limitations on amounts. Each fund has a percentage limit for these types of expenses based on average daily net assets under management.

Similar arrangements exist with the distribution of our global funds and in all cases the distributor of the funds in the local market arranges for and pays commissions.

Class B and C shares are generally more costly to us in the year of sale, but they allow us to be competitive by increasing our presence in various distribution channels. Historically, we have arranged to finance Class B and certain Class C share deferred commissions arising from our U.S., Canadian and European operations through Lightning Finance Company Limited, a company in which we have a 49% ownership interest. The repayment of the financing advances is limited to the cash flows generated by the Plans and by any contingent deferred sales charges collected in connection with early redemptions. Effective in the first calendar quarter of 2005, Class B shares will no longer be offered to new investors and existing Class B shareholders desiring to make additional purchases.

The sales commissions and payments below, payable to qualifying broker/dealers, generally apply to our U.S.-registered retail funds; however, there are exceptions to this schedule for some funds.

Sales Commissions and Other Payments Paid to Qualifying Broker/Dealers and Other Intermediaries for Most U.S.-Registered Retail Funds

U.S. Retail Funds	Class A Shares	Class B Shares	Class C Shares	Class R Shares (g)
Broker/Dealer Commission at Time of Investment				
Equity	5.00%	4.00%	1.00%	1.00%
Fixed-income	4.00%	3.00% (b)	1.00%	1.00%
Maximum Yearly 12b-1 Plan Fees				
Equity	0.25% (a)	0.25% (c)	1.00% (e)	0.35%
Fixed-income				0.35%
Taxable	0.25% (a)	0.15% (d)	0.65% (f)	
Tax-free	0.10%	0.15% (d)	0.65% (f)	

(a) The fees referenced above generally apply; however, there are certain individual funds that may apply a different fee structure, including the Franklin Rising Dividends Fund whose 12b-1 fee is 0.50%, certain equity funds whose 12b-1 fees are 0.35% and certain taxable fixed-income funds whose 12b-1 fees are 0.15%.

(b) Certain fixed-income funds now pay 4.00%.

(c) FTDI receives a fee equal to 1.00%, of which 0.25% is paid to the broker/dealer on the account and the remaining 0.75% is remitted directly to a third party for financing initial broker/dealer commissions. After 8 years from the date of the investment, Class B shares are converted into Class A shares. Effective in the first calendar quarter of 2005, Class B shares will no longer be offered to new investors and existing Class B shareholders desiring to make additional purchases. Payments under the funds' Rule 12b-1 plans will continue for existing Class B shares subject to maximum asset-based sales charges under the National Association of Securities Dealers (the "NASD") rules.

(d) FTDI receives a fee equal to 0.65%, of which 0.15% is paid to the broker/dealer on the account and the remaining 0.50% is remitted directly to a third party for financing initial broker/dealer commissions. After 8 years from the date of the investment, Class B shares are converted into Class A shares. Effective in the first calendar quarter of 2005, Class B shares will no longer be offered to new investors and existing Class B shareholders desiring to make additional purchases. Payments under the funds' Rule 12b-1 plans will continue for existing Class B shares subject to maximum asset-based sales charges under NASD rules.

(e) FTDI retains a fee equal to 0.75% and pays 0.25% to the broker/dealer on the average assets in the account for the first twelve (12) months following the sale, after which the full 12b-1 fee is paid to the broker/dealer.

(f) FTDI retains a fee equal to 0.50% and pays 0.15% to the broker/dealer on the assets in the account for the first twelve (12) months following the sale, after which it is paid to the broker/dealer.

(g) With respect to Class R shares, broker/dealers may be eligible to receive a 12b-1 fee of 0.35% starting in the 13th month. During the first 12 months, the full 12b-1 fee will be paid to FTDI to partially offset commission paid at the time of purchase. Starting in the 13th month, FTDI will receive 0.15%. Broker/dealers may be eligible to receive the full 0.50% 12b-1 fee starting at the time of purchase if they forego the prepaid commission of 1%.

Our various foreign subsidiaries provide underwriting and distribution services for our non-U.S.-registered mutual funds, and pay various sales commissions and other payments to qualifying broker/dealers and other intermediaries who are not discussed in this report.

FTDI and/or its affiliates may make the following additional payments out of its own assets to securities broker/dealers that sell shares of Franklin Templeton mutual funds:

Marketing support payments. FTDI may make payments to certain broker/dealers who are holders or dealers of record for accounts in one or more of the Franklin Templeton mutual funds. A broker/dealer's marketing support services may include business planning assistance, advertising, educating broker/dealer personnel about the Franklin Templeton mutual funds and shareholder financial planning needs, placement on the broker/dealer's list of offered funds, and access to sales meetings, sales representatives and management representatives of the broker/dealer. FTDI compensates broker/dealers differently depending upon, among other factors, sales and assets levels, redemption rates and the level and/or type of marketing and educational activities provided by the broker/dealer. Except as described below, in the case of any one broker/dealer, marketing support payments will not exceed the sum of 0.10% of that broker/dealer's current year's total sales of Franklin Templeton mutual funds and 0.05% (or 0.03%) of the total assets, respectively, of equity or fixed income funds attributable to that broker/dealer, on an annual basis.

Transaction support payments. FTDI may pay ticket charges of up to $20 per purchase or exchange order placed by a broker/dealer or one time payments for ancillary services such as setting up funds on a broker/dealer's mutual fund trading system.

Other payments. From time to time, FTDI, at its expense, may provide additional compensation to broker/dealers which sell or arrange for the sale of shares of the funds. Such compensation may include financial assistance to broker/dealers that enable FTDI to participate in and/or present at conferences or seminars, sales or training programs for invited registered representatives and other employees, client and investor events and other broker/dealer-sponsored events. These payments may vary depending upon the nature of the event.

FTDI routinely sponsors due diligence meetings for registered representatives during which they receive updates on various Franklin Templeton mutual funds and are afforded the opportunity to speak with portfolio managers. To the extent permitted by their firm's policies and procedures, registered representatives' expenses in attending these meetings may be covered by FTDI.

Other compensation may be offered to the extent not prohibited by state laws or any self-regulatory agency, such as the NASD. FTDI makes payments for events it deems appropriate, subject to FTDI guidelines and applicable law.

3. Shareholder Services

Our subsidiary, Franklin Templeton Investor Services, LLC ("FTIS"), provides shareholder record keeping services and acts as transfer agent and dividend-paying agent for the U.S.-registered Franklin Templeton open-end funds. FTIS is registered with the SEC as a transfer agent under the Securities Exchange Act of 1934. FTIS is compensated under an agreement with each fund on the basis of an annual per account fee, which varies with the fund and the type of services being provided, and is reimbursed for out-of-pocket expenses. In addition, certain funds compensate FTIS based on assets under management. Other subsidiaries provide the same services to the mutual funds offered for sale in Canada, Europe, Asia, and other regions internationally, under similar fee arrangements.

FTIS may also pay servicing fees, that will be reimbursed by the funds, in varying amounts to certain financial institutions (primarily to help offset their costs associated with client account maintenance support, statement preparation and transaction processing) that (i) maintain omnibus accounts with the fund in the institution's name on behalf of numerous beneficial owners of fund shares; or (ii) provide support for fund shareholder accounts by sharing account data with FTIS through the National Securities Clearing Corporation (the "NSCC") networking system. FTIS will also receive a fee from the funds for services provided in support of beneficial owners and NSCC networking system accounts.

4. Administrative Services

Generally, the funds themselves have no paid employees. Through our subsidiaries, including Franklin Templeton Companies, LLC and Franklin Templeton Services, LLC ("FTS"), we provide and pay the salaries of personnel who serve as officers of our U.S.-registered open-end and closed-end funds, including the administrative personnel as necessary to conduct such funds' day-to-day business operations. These personnel provide information, ensure compliance with securities regulations, maintain accounting systems and controls, prepare annual reports and perform other administrative activities. FTS is compensated under separate agreements with most of the funds on the basis of a percentage of assets under management.

C. High Net-Worth Investment Management

Through our subsidiary, Fiduciary Trust, and our Canadian high net-worth business unit, FTCC, we provide global investment management services to and market and sell our sponsored investment products to high net-worth individuals and families. At Fiduciary Trust, these services focus on managing family wealth from generation to generation through a full service package including wealth management, estate planning, private funds, private banking, and custody services. Our high net-worth client business seeks to maintain relationships that span generations and help families plan the best method of intergenerational wealth transfer.

Individual client assets are held in accounts separately managed by individual portfolio managers. These portfolio managers determine asset allocation and stock selection for client accounts, taking into consideration each client's specific long-term objectives while utilizing our macroeconomic and individual stock research.

We offer clients personalized attention and estate planning expertise in an integrated package of services under the Family Resource Management® ("FRM") brand. Services under FRM provide clients with an integrated strategy to optimize wealth accumulation and maximize after-tax wealth transfer to the next generation. These services include advice concerning strategic planning and asset allocation, investment management, and custody and reporting.

D. *Institutional Investment Management*

We provide a broad array of investment management services to institutional clients, focusing on foundations, endowment funds and government and corporate pension funds. Our subsidiaries offer a wide range of both domestic and international equity, fixed-income and specialty products through a variety of investment vehicles, including separate and commingled accounts and open-ended domestic and offshore mutual funds.

We operate our institutional business under the trade name Franklin Templeton Institutional. Through a series of legal entities globally, including FTI in the U.S. we distribute, and market the different investment advisory capabilities of our various investment advisory subsidiaries under the Franklin, Templeton, Bissett, Fiduciary Trust and Darby brand names globally. We primarily attract new institutional business through our strong relationships with pension and management consultants and through additional mandates from our existing client relationships.

The Retirement Group, a division of our U.S. subsidiary FTDI, services sponsors of defined contribution plans, including 401(k)s, bundled defined contribution plans, variable annuity products and individual retirement accounts. This business unit allows us to focus on expanding sales of our asset management capabilities to the U.S. retirement industry by offering a number of investment options, including sub-advised portfolios, mutual funds, education savings plans and variable insurance trusts.

E. *Managed Accounts*

Through our subsidiary, Franklin Templeton Portfolio Advisors, Inc., a registered investment adviser, doing business as Franklin Portfolio Advisors and Templeton Portfolio Advisors, we provide private portfolio management services and advisory services through third party broker/dealer wrap fee programs. Our subsidiary, TFIS, also serves as a direct marketing broker/dealer for institutional investors in the Franklin Templeton mutual funds. Through our various subsidiaries, we also market and distribute our sponsored investment products to individually managed and separate accounts.

F. *Trust and Custody*

Our subsidiary, Fiduciary Trust, provides trust and custody services including global master custody and support services to high net-worth and institutional clients. Through various trust company subsidiaries, including Fiduciary Trust, we offer a wide range of investment-related services, including, custody and administration, trust services, estate planning, tax planning, securities brokerage, trade clearance and private banking to high net-worth individuals, families and institutional clients in the U.S. and abroad. In addition to custody services, we also offer our clients a series of other services, including foreign exchange, performance measurement, securities lending and brokerage services. We provide planned giving administration and related custody services for non-profit organizations, including pooled income funds, charitable remainder trusts, charitable lead trusts and gift annuities, for which we may or may not act as trustee.

Our other subsidiaries involved in the trust business, either as trust companies or companies investing in trust companies, include Fiduciary Investment Corporation, an investment company incorporated under New York State Banking Law and an indirect holding company for many of our trust company subsidiaries; FTCC, a trust company incorporated under the Federal Trust and Loan Companies Act in Canada; Fiduciary Trust International of the South, a Florida state-chartered limited purpose trust company; Fiduciary Trust International of California, a California state-chartered limited purpose trust company; Fiduciary Trust International of Delaware, a Delaware state-chartered limited purpose trust company; FTCI (Cayman) Ltd., an offshore trust company licensed as a bank and trust company (with a type "B" license) in the Cayman Islands; Franklin Templeton Fiduciary Bank & Trust, Ltd. ("FTFB&T"), a licensed bank and trust company in the

Bahamas; and Franklin Templeton Bank & Trust, F.S.B. ("FTB&T"). All of the trust companies referenced above have full trust powers. FTB&T, among other functions, exercises full trust powers and serves primarily as custodian of Individual Retirement Accounts ("IRA") and business retirement plans.

G. Alternative Investment Products

Our subsidiary Darby is primarily engaged in sponsoring and managing investment funds that invest in private equity and mezzanine lending transactions in emerging markets, particularly Latin America and Asia. Darby offers these investment funds through private placements to institutional and select high net-worth individual investors. Darby is also engaged in advising or sub-advising investment funds that invest in emerging markets fixed income securities on a global basis, including privately offered funds and one fund that is listed on the Luxembourg Stock Exchange.

H. Summary of Our Sponsored Investment Products

Our sponsored investment products are offered to retail, institutional, high net-worth and separate account clients, which include individual investors, qualified groups, trustees, tax-deferred (such as IRAs in the U.S. and RSPs in Canada) or money purchase plans, employee benefit and profit sharing plans, trust companies, bank trust departments and institutional investors in approximately 137 countries.

1. Investment Objectives

The sponsored investment products that we offer accommodate a variety of investment goals, spanning the spectrum of our clients' risk tolerance – from capital appreciation with our more growth-oriented products to capital preservation with our fixed-income offerings. In seeking to achieve such objectives, each portfolio emphasizes different strategies and invests in different types of securities.

Our equity investment products include some that are considered value-oriented, others that are considered growth-oriented, and some that use a combination of growth and value characteristics, generally identified as blend or core products. Value investing focuses on identifying companies that our research analysts and portfolio managers believe are undervalued based on a number of different factors, usually put in the context of historical ratios such as price-to-earnings or price-to-book value. Our growth portfolios maintain a philosophy of identifying future drivers of growth that are not reflected in a company's current stock price by the determination of our research analysts and portfolio managers. Paramount to all of our different equity products is the incorporation of independent, fundamental research through our own in-house staff of analysts. Our approach across the variety of equity products emphasizes bottom-up stock selection within a disciplined portfolio construction process, and is based on our ongoing assessment of risk and return at the security and portfolio levels.

Portfolios seeking income generally focus on one or more of the following securities: taxable and tax-exempt money market instruments, tax-exempt municipal bonds, global fixed-income securities, fixed-income debt securities of corporations and of the U.S. government and its sponsored agencies and instrumentalities such as the Government National Mortgage Association, the Federal National Mortgage Association, and the Federal Home Loan Mortgage Corporation, or of the various states in the U.S. Still others focus on investments in particular countries and regions, such as emerging markets.

We also provide investment management and related services to a number of closed-end investment companies whose shares are traded on various major U.S. and some international stock exchanges. In addition, we provide investment management, marketing and distribution services to SICAV ("Société d'Investissement à Capital Variable") funds and umbrella unit trusts organized in Luxembourg and Ireland, respectively, which are distributed in international market places, as well as to locally organized funds in various countries outside the U.S.

Our sponsored investment products also include portfolios managed for some of the world's largest corporations, endowments, charitable foundations, pension funds, wealthy individuals and other institutions. We use various investment techniques to focus on specific client objectives for these specialized portfolios.

2. Types of Sponsored Investment Products

As of September 30, 2004 we had $361.9 billion in assets under management. Our U.S.-registered open-end mutual funds (excluding our insurance products trust) accounted for $206.4 billion of our assets under management. As of September 30, 2004, the net assets under management of our five (5) largest funds were Franklin Income Fund ($26.3 billion), Templeton Growth Fund ($19.2 billion), Templeton Foreign Fund ($15.6 billion), Franklin California Tax-Free Income Fund, Inc. ($13.1 billion), and Mutual Shares Fund ($11.1 billion). These five mutual funds represented, in the aggregate, 23.6% of all sponsored investment product assets under management.

Franklin Templeton Variable Insurance Products Trust, our insurance products trust, offers 21 funds to U.S. investors, with assets of $15.7 billion as of September 30, 2004. Our insurance product funds are available as investment options through variable insurance contracts. Most of these funds have been fashioned after some of our more popular U.S. retail funds offered to the general public and are managed, in most cases, by the same investment adviser.

Our U.S. closed-end and interval funds accounted for $5.2 billion of our assets under management. U.S. wrap fee, partnership, and trust accounts made up $7.4 billion of our assets under management. On a Company-wide basis, institutional separate and high net-worth accounts accounted for $74.1 billion of assets under management.

In addition, $53.1 billion of our assets under management were held in funds and open-end and closed-end accounts that are sold outside of the United States, and whose investment objectives vary, but are primarily international and global equity-oriented.

The following table shows the various types of our U.S.-registered open-end funds and dedicated insurance product funds as of September 30, 2004, and is categorized using the Investment Company Institute ("ICI") definitions, which are more detailed than the broad investment objective definitions used in MD&A and in our Consolidated Financial Statements.

U.S.-REGISTERED OPEN-END FUNDS (a)

CATEGORY (and approximate assets under management, as of September 30, 2004) In Billions	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
I. EQUITY FUNDS ($122.9)			
A. Capital Appreciation Funds ($25.9)	Seek capital appreciation; dividends are not a primary consideration.		
1. Aggressive Growth Funds	Invest primarily in common stocks of small, growth companies.	6	1
2. Growth Funds	Invest primarily in common stocks of well-established companies.	15	2
3. Sector Funds	Invest primarily in companies in related fields.	8	2
B. World Equity Funds ($65.0)	Invest primarily in stocks of companies located throughout the world.		
1. Emerging Market Funds	Invest primarily in companies based in developing regions of the world.	2	1
2. Global Equity Funds	Invest primarily in equity securities traded worldwide, including those of U.S. companies.	12	2
3. International Equity Funds	Invest primarily in equity securities of companies located outside the United States.	8	1

(a) This table excludes separately managed accounts, trust and partnership accounts and closed-end funds. A significant number of institutional assets are invested in U.S. open-end mutual funds and are disclosed in the table.

CATEGORY (and approximate assets under management, as of September 30, 2004) In Billions	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
4. Regional Equity Funds	Invest in companies based in a specific part of the world.	2	0
C. Total Return Funds ($32.0)	Seek a combination of current income and capital appreciation.		
1. Growth and Income Funds	Invest primarily in common stocks of established companies with the potential for growth and a consistent record of dividend payments.	8	3
II. HYBRID FUNDS ($28.8)	May invest in a mix of equities, fixed-income securities, and derivative instruments.		
A. Asset Allocation Funds ($0.6)	Invest in various asset classes including, but not limited to, equities, fixed-income securities, and money market instruments. They seek high total return by maintaining precise weightings in asset classes.	14	1
B. Income-Mixed Funds ($28.2)	Invest in a variety of income-producing securities, including equities and fixed-income securities. These funds seek a high level of current income without regard to capital appreciation.	5	1
III. TAXABLE BOND FUNDS ($17.1)			
A. High Yield Funds ($3.2)	Invest two-thirds or more of their portfolios in lower-rated U.S. corporate bonds (Baa or lower by Moody's and BBB or lower by Standard & Poor's rating services).	2	1
B. World Bond Funds ($1.7)	Invest in debt securities offered by foreign companies and governments. They seek the highest level of current income available worldwide.		
1. Global Bonds Funds: General	Invest in debt securities worldwide with no stated average maturity or an average maturity of five years or more. These funds may invest up to 25 percent of assets in companies located in the United States.	2	2
2. Global Bond Funds: Short Term	Invest in debt securities worldwide with an average maturity of one to five years. These funds may invest up to 25 percent of assets in companies located in the United States.	1	0
3. Other World Bond Funds	Invest in international bond and emerging market debt funds, foreign government and corporate debt instruments. Two-thirds of an international bonds fund's portfolio must be invested outside the United States. Emerging market debt funds invest primarily in debt from underdeveloped regions of the world.	1	0
C. Government Bond Funds ($9.9)	Invest in U.S. government bonds of varying maturities. They seek high current income.		

CATEGORY (and approximate assets under management, as of September 30, 2004) In Billions	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
1. Government Bond Funds: Intermediate Term	Invest two-thirds or more of their portfolios in U.S. government securities with an average maturity of five to ten years. Securities utilized by investment managers may change with market conditions.	0	1
2. Government Bond Funds: Short Term	Invest two-thirds or more of their portfolios in U.S. government securities with an average maturity of one to five years. Securities utilized by investment managers may change with market conditions.	1	0
3. Mortgage-Backed Funds	Invest two-thirds or more of their portfolios in pooled mortgage-backed securities.	5	0
D. Strategic Income Funds ($1.4)	Invest in a combination of U.S. fixed-income securities to provide a high level of current income.	2	2
E. Corporate Bond Funds ($0.9)	Seek current income by investing in high-quality debt securities issued by U.S. corporations.		
1. Corporate Bond Funds: Short Term	Invest two-thirds or more of their portfolios in U.S. corporate bonds with an average maturity of one to five years. These funds seek a high level of income with less price volatility than intermediate-term bond funds.	1	0
IV. TAX-FREE BOND FUNDS ($48.8)			
A. State Municipal Bond Funds ($34.1)	Invest primarily in municipal bonds issued by a particular state. These funds seek high after-tax income for residents of individual states.		
1. State Municipal Bond Funds: General	Invest primarily in the single-state municipal bonds with an average maturity of greater than five years or no specific stated maturity. The income from these funds is largely exempt from federal as well as state income tax for residents of the state.	29	0
2. State Municipal Bond Funds: Short Term	Invest primarily in single-state municipal bonds with an average maturity of one to five years. The income from these funds is largely exempt from federal as well as state income tax for residents of the state.	2	0
B. National Municipal Bond Funds ($14.7)	Invest primarily in the bonds of various municipal issuers in the United States. These funds seek high current income free from federal income tax.		
1. National Municipal Bond Funds: General	Invest primarily in municipal bonds with an average maturity of more than five years or no specific stated maturity.	4	0
2. National Municipal Bond Funds: Short Term	Invest primarily in municipal bonds with an average maturity of one to five years.	1	0

CATEGORY (and approximate assets under management, as of September 30, 2004) *In Billions*	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
V. MONEY MARKET FUNDS ($4.5)			
A. Taxable Money Market Funds ($3.6)	Invest in short-term, high-grade money market securities and must have average maturities of 90 days or less. These funds seek the highest level of income consistent with preservation of capital (i.e., maintaining a stable share price).		
1. Taxable Money Market Funds: Government	Invest primarily in U.S. Treasury obligations and other financial instruments issued or guaranteed by the U.S. government, its agencies, or its instrumentalities.	1	0
2. Taxable Money Market Funds: Non-Government	Invest primarily in a variety of money market instruments, including certificates of deposit from larger banks, commercial paper, and bankers' acceptances.	6	1
B. Tax-Exempt Money Market Funds ($0.9)	Invest in short-term municipal securities and must have average maturities of 90 days or less. These funds seek the highest level of income – free from federal and, in some cases, state and local taxes – consistent with preservation of capital.		
1. National Tax-Exempt Money Market Funds	Invest in short-term securities of various U.S. municipal issuers.	1	0
2. State Tax-Exempt Money Market Funds	Invest primarily in short-term securities of municipal issuers in a single state to achieve the highest level of tax-free income for residents of that state.	2	0

The following table sets forth the types of our non-U.S. open-end funds as of September 30, 2004 and is categorized by investment objectives and sales region.

NON-U.S. OPEN-END FUNDS (a)

CATEGORY (and approximate assets under management, as of September 30, 2004) In Billions	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS BY SALES REGION	
I. EQUITY FUNDS ($30.4)			
A. Global/International Equity ($27.9)	Invest in securities of companies traded worldwide, including foreign and U.S. companies.	Asia Pacific: Canada: U.K./Europe:	33 21 30
B. Domestic (U.S.) Equity ($2.5)	Invest in equity securities of U.S. companies.	Canada: U.K./Europe:	6 11
II. FIXED-INCOME FUNDS ($12.1)			
A. Global/International Fixed-Income ($4.7)	Invest worldwide in debt securities offered by foreign companies and governments. These funds may invest assets in debt securities offered by companies located in the U.S.	Asia Pacific: Canada: U.K./Europe:	31 3 8
B. Domestic Fixed-Income ($7.4)	Invest in debt securities offered by U.S. companies and the U.S. government and/or municipalities located in the U.S.	Asia Pacific: Canada: U.K./Europe:	1 2 5
III. HYBRID FUNDS ($1.9)	May invest in a mix of global equity, fixed-income securities and derivative instruments.	Asia Pacific: Canada: U.K./Europe:	17 5 4
IV. TAXABLE MONEY FUNDS ($2.3)	Market securities issued or guaranteed by domestic or global governments or agencies.	Asia Pacific: Canada: U.K./Europe:	5 3 2

(a) Does not include the Franklin Templeton Global Fund, the Fiduciary Emerging Markets Bond Fund plc, nor fund-of-fund mutual funds. For purposes of this table, we consider the sales region to be where a fund is based and primarily sold and not necessarily the region where a particular fund is invested. Many funds are also distributed across different sales regions (e.g., SICAV funds are based, primarily sold in and therefore considered to be within the U.K./Europe sales region, although also distributed in the Asia Pacific sales region), but are only designated a single sales region in the table.

3. Fund Introductions, Mergers and Liquidations

In an effort to address changing market conditions and evolving investor needs, we periodically introduce new funds, merge existing funds or liquidate existing funds. During the fiscal year ended September 30, 2004, we added and introduced a number of funds in the U.S., Canada and other regions internationally.

In the U.S., product line optimization was a key focus during the fiscal year. Recognizing investor preferences and general industry trends, we continued to promote existing core offerings as well as diversified asset allocation portfolios. We added a new portfolio to our Franklin Templeton Allocator Series, a group of fund-of-fund mutual funds that invest in many of our core products. We also expanded the distribution of our alternative products to address the rising demand in the retail channel. We continued to work closely with institutional clients, providing separate account management as well as customized investment solutions for many high net worth investors.

In Canada, we introduced the Bissett Income Trust & Dividend Fund, together with the Bissett Canadian Short Term Bond Fund, to meet the growing demand for income-oriented products in the Canadian investment marketplace. We added the Templeton China Tax Class fund managed by Mark Mobius to take advantage of growth opportunities in China, Hong Kong and Taiwan. Other new offerings included a new Canadian growth portfolio and tax class versions for the Quotential Program, one of the best selling broker/dealer-distributed wrap programs in Canada. Additionally, we added the Bissett All Canadian Focus Fund, that uses a pre-determined quantitative screening model and the Franklin Templeton Canadian Small Cap Fund.

In other regions internationally, we strategically launched new core funds and investment products that addressed the unique needs of local markets. In the United Kingdom, we continued to expand our local product offering through the introduction of two new funds. While in India, two new sub funds were introduced, that were designed to provide investors with choices in their asset allocation models. In other country specific markets, including Korea, Singapore and Italy, we initiated new locally demanded products to support those expanding businesses.

During the fiscal year ended September 30, 2004, the following fund mergers and liquidations occurred: 1 variable insurance fund merged into another variable insurance fund; 1 U.S.-registered open-end fund was merged into another U.S.-registered open-end fund; 3 U.S.-registered mutual funds were liquidated; 7 non-U.S.-registered open-end funds were merged into other non-U.S.-registered open-end funds and 26 non-U.S.-registered open-end funds were liquidated.

II. Banking/Finance Operations

Our secondary business segment is banking/finance, which offers select retail-banking and consumer lending services.

Our subsidiary, Fiduciary Trust, is a New York state chartered bank and provides private banking services primarily to high net-worth clients who maintain trust, custody and/or investment management accounts with Fiduciary Trust. Fiduciary Trust's private banking and credit products include, among others, loans secured by marketable securities, foreign exchange services, deposit accounts and other banking services. As discussed in Investment Management and Related Services, Fiduciary Trust also offers investment management, trust and estate, custody and related services to institutional accounts and high net-worth individuals and families.

Franklin Capital Corporation ("FCC") is a subsidiary of FRI, which engages primarily in the purchase, securitization and servicing of retail installment sales contracts ("automobile contracts") originated by independent automobile dealerships. FCC is incorporated and headquartered in Utah and conducts its business primarily in the Western region of the U.S. As of September 30, 2004, FCC's total assets included $105.0 million of outstanding automobile contracts. During fiscal 2004, FCC securitized approximately $482.2 million of automobile contract receivables for which it maintains servicing rights. As of September 30, 2004, FCC serviced $768.9 million of receivables that have been securitized to date. See Note 7 in the Notes to the Consolidated Financial Statements.

Our securitized automobile contracts business is subject to marketplace fluctuation and competes with businesses with significantly larger portfolios. Auto loan portfolio losses can be influenced significantly by trends in the economy and credit markets, which reduce borrowers' ability to repay loans. A more detailed analysis of loan losses and delinquency rates in our consumer lending and dealer auto loan business is contained in Note 6 in the Notes to the Consolidated Financial Statements.

Our subsidiary Franklin Templeton Bank & Trust, F.S.B. ("FTB&T"), with total assets of $145.2 million, as of September 30, 2004, provides FDIC insured deposit accounts and general consumer loan products such as credit card loans, unsecured loans, loans secured by marketable securities, mortgage loans, debit card products and auto loans. FTB&T (formerly known as Franklin Bank) became chartered as a federal savings bank on May 1, 2000 when the Office of Thrift Supervision approved FTB&T's application to convert from a California state banking charter to a federal thrift charter. Immediately following the conversion of FTB&T's state charter to a federal thrift charter, Franklin Templeton Trust Company, a California chartered trust company, was merged into FTB&T and continues to perform its prior activities as a division of FTB&T and Franklin Templeton Fiduciary Bank & Trust, Ltd. ("FTFB&T"), a licensed bank and trust company in the Bahamas.

Our other banking subsidiaries include, among others, FTCI (Cayman) Ltd., a licensed bank and trust company in the Cayman Islands and FTFB&T.

REGULATORY CONSIDERATIONS

Virtually all aspects of our business, including those conducted through our various subsidiaries, are subject to various federal, state, and foreign regulation and supervision. Domestically, we are subject to regulation and supervision by, among others, the SEC, the NASD, the Federal Reserve Board (the "FRB"), the Federal Deposit Insurance Corporation ("FDIC"), the Office of Thrift Supervision and the New York State Banking Department. Globally, we are subject to regulation and supervision by, among others, the Office of the Superintendent of Financial Institutions as well as provincial financial services regulators in Canada, and the Ontario and Alberta Securities Commissions, the Monetary Authority of Singapore, the Financial Services Authority in the United Kingdom, the Central Bank of Ireland, the Securities and Futures Commission of Hong Kong, the Korean Ministry of Finance and Economy, the Financial Supervisory Commission and the Financial Supervisory Services in Korea, the Securities Exchange Board of India, the China Securities Regulatory Commission, the Taiwan Securities and Futures Commission, the Ministry of Finance, and the Commerce Department, Ministry of Economic Affairs in Taiwan. The Advisers Act imposes numerous obligations on our subsidiaries, which are registered in the United States as investment advisers, including record keeping, operating and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. The '40 Act imposes similar obligations on the investment companies that are advised by our subsidiaries. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act and the '40 Act, ranging from fines and censure to termination of an investment adviser's registration.

As part of various investigations by the SEC, the U.S. Attorney for the Northern District of California, the New York Attorney General, the California Attorney General, the U.S. Attorney for the District of Massachusetts, the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts, the Florida Department of Financial Services and the Commissioner of Securities, the West Virginia Attorney General, the Vermont Department of Banking, Insurance, Securities, and Health Care Administration and the National Association of Securities Dealers, relating to certain practices in the mutual fund industry, including late trading, market timing and marketing support payments to securities broker/dealers who sell fund shares, the Company and certain of its subsidiaries, as well as certain current or former executives and employees of the Company, received requests for information and/or subpoenas to testify or produce documents. The Company and its current employees provided documents and information in response to these requests and subpoenas. In addition, the Company has responded, and in one instance is currently responding, to requests for similar kinds of information from regulatory authorities in some of the foreign countries where the Company conducts its global asset management business. See also Note 13 in the Notes to the Consolidated Financial Statements.

FRI and many of the investment companies advised by our various subsidiaries are also subject to the federal and state laws affecting corporate governance, including the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC. As a NYSE listed company, we are also subject to the rules of the NYSE, including the corporate governance standards.

Since 1993, the NASD Conduct Rules have limited the amount of aggregate sales charges which may be paid in connection with the purchase and holding of investment company shares sold through broker/dealers. The effect of the rule is to limit the amount of fees that could be paid pursuant to a fund's 12b-1 Plan to FTDI, our principal underwriting and distribution subsidiary, which earns underwriting commissions on the distribution of fund shares in the United States.

Following the acquisition of Fiduciary Trust in fiscal year 2001, the Company became a bank holding company under the BHC Act and is subject to supervision and regulation by the FRB. Pursuant to the GLB Act, a bank holding company may elect to become a financial holding company if each of its subsidiary banks and other depository institution subsidiaries is well capitalized, is well managed and has at least a "satisfactory" rating under the Community Reinvestment Act ("CRA"). Because we are a qualifying bank holding company under the GLB Act, we also became a financial holding company, which enables us to affiliate with a far broader range of financial companies than had previously been permitted for bank holding companies. Permitted affiliates include securities brokers, underwriters and dealers, investment managers, mutual fund distributors, insurance companies and companies engaged in other activities that are financial in nature or incidental to a financial activity. The FRB's regulations specify that organizing, sponsoring, and managing a mutual fund are activities that are permissible for financial holding companies under certain guidelines.

The FRB may impose limitations, restrictions, or prohibitions on the activities or acquisitions of a financial holding company if the FRB believes that the Company does not have the appropriate financial and managerial resources to commence or conduct an activity, make an acquisition, or retain ownership of a company. The GLB Act establishes the FRB as the umbrella supervisor for financial holding companies and adopts an administrative approach to regulation that generally requires the FRB to defer to the actions and requirements of the U.S. "functional" regulators of subsidiary broker/dealers, investment advisers, investment companies, insurance companies, and other regulated non-depository institutions.

Under federal law, a depository institution is prohibited from paying a dividend if the depository institution would thereafter be "undercapitalized" as determined by the federal bank regulatory agencies. FRB policy provides that, as a matter of prudent banking, a bank holding company generally should not pay dividends unless its net income is sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the capital needs, asset quality and overall financial condition of the holding company and its bank and thrift institution subsidiaries. As we are a bank holding company, this policy may be applied to us even though we are also a financial holding company.

Almost every aspect of the operations and financial condition of our banking and thrift subsidiaries are subject to extensive regulation and supervision and to various requirements and restrictions under federal and state law, including requirements governing capital adequacy, management practices, liquidity, branching, earnings, loans, dividends, investments, reserves against deposits, and the provision of services. The relevant federal banking regulatory agencies and the state banking regulatory agencies have authority to prohibit a bank or a bank holding company from engaging in what, in the opinion of the regulatory body, constitutes an unsafe or unsound practice.

Each of our banking subsidiaries is subject to restrictions under federal law that limit transactions with FRI and its non-bank subsidiaries, including loans and other extensions of credit, investments or asset purchases. These and various other transactions, including any payment of money to FRI and its non-bank subsidiaries, must be on terms and conditions that are, or in good faith would be, offered to companies that are not affiliated with these companies.

Federal banking agencies are required to take prompt supervisory and regulatory actions with respect to institutions that do not meet minimum capital standards. There are five defined capital tiers, the highest of which is "well capitalized". A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Undercapitalized institutions may not accept, renew or roll over brokered deposits. To remain a financial holding company, each company's banking subsidiaries must be well capitalized and well managed. As of September 30, 2004, our bank and thrift subsidiaries continued to be considered "well capitalized" and "well managed". If a banking subsidiary of a financial holding company has not received a rating of at least "satisfactory" on its most recent CRA examination, the FRB may prohibit the financial holding company or its banking subsidiary from engaging in additional financial activities. Each of our banking subsidiaries currently has a CRA rating of satisfactory or better.

The FRB has adopted various capital guidelines for bank holding companies. The GLB Act generally prohibits the FRB from imposing capital requirements on functionally regulated non-bank subsidiaries of a financial holding company, such as broker/dealers and investment advisers.

The federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject FRI, our thrift and banking subsidiaries, as well as officers, directors and other so-called "institution-affiliated parties" of these organizations to administrative sanctions and potentially substantial civil money penalties. In addition, the appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution, or the FDIC may appoint itself if any one or more of a number of circumstances exist.

COMPETITION

The financial services industry is highly competitive and has increasingly become a global industry. There are approximately 8,100 open-end investment companies of varying sizes, investment policies and objectives whose shares are being offered to the public in the U.S. Due to our international presence and varied product mix, it is difficult to assess our market position relative to other investment managers on a worldwide basis, but we believe that we are one of the more widely diversified investment managers in the U.S. We believe that our equity and fixed-income asset mix coupled with our global presence will serve our competitive needs well over the long term. We continue to focus on the performance of our investment products, service to customers and extensive marketing activities with our strong broker/dealer and other financial institution distribution network as well as high net-worth customers.

We face strong competition from numerous investment management, stock brokerage and investment banking firms, insurance companies, banks, savings and loan associations and other financial institutions, which offer a wide range of financial and investment management services to the same institutional accounts, separate accounts and high net-worth customers that we are seeking to attract. In recent years, there has been a trend of consolidation in the financial services industry, resulting in stronger competitors with greater financial resources than us.

We rely largely on intermediaries to sell and distribute Franklin Templeton mutual fund shares. In addition to offering our products, many of these intermediaries also have mutual funds under their own names that compete directly with our products. These intermediaries could decide to limit or restrict the sale of our fund shares, which could lower our future sales and cause our revenues to decline. We have and continue to pursue sales relationships with all types of intermediaries to broaden our distribution network. We have experienced increased costs related to maintaining our distribution channels and we anticipate that this trend will continue.

We have implemented an award winning Internet platform to compete with the rapidly developing and evolving capabilities being offered with this technology. Together with several large financial services companies, we made a capital investment in the development of an industry-wide Internet portal, known as Advisorcentral.com, which provides our broker/dealer and investment adviser customers with the ability to view their clients' holdings using one log-in ID.

As investor interest in the mutual fund industry has increased, competitive pressures have increased on sales charges of broker/dealer distributed funds. We believe that, although this trend will continue, a significant portion of the investing public still relies on the services of the broker/dealer or financial adviser community, particularly during weaker market conditions.

We believe that we are well positioned to deal with changes in marketing trends as a result of our already extensive advertising activities and broad based marketplace recognition. We conduct significant advertising and promotional campaigns through various media sources to promote brand recognition. We advertise in major national financial publications, as well as on radio and television to promote brand name recognition and to assist our distribution network. Such activities include purchasing network and cable programming, sponsorship of sporting events, and extensive newspaper and magazine advertising.

Diverse and strong competition affects the banking/finance segment of our business as well, and limits the fees that can be charged for our services. For example, in the banking segment we compete with many types of institutions for consumer loans, including the finance subsidiaries of large automobile manufacturers, which have offered special incentives to stimulate automobile sales, including no-interest loans. These product offerings by our competitors limit the interest rates that we can charge on consumer loans.

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

Information on our operations in various geographic areas of the world and a breakout of business segment information is contained in Note 18 in the Notes to the Consolidated Financial Statements.

INTELLECTUAL PROPERTY

We have used, registered, and/or applied to register certain trademarks and service marks to distinguish our sponsored investment products and services from those of our competitors in the U.S. and in foreign countries and jurisdictions, including, but not limited to, Franklin®, Templeton®, Bissett®, Mutual Series® and Fiduciary™. We enforce our trademark, service mark and trade name rights in the U.S. and abroad.

EMPLOYEES

As of September 30, 2004, we employed approximately 6,700 employees and operated offices in 27 countries. We consider our relations with our employees to be satisfactory.

AVAILABLE INFORMATION

Franklin Resources, Inc. files reports with the SEC. Copies of any of these filings can be obtained from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

We also file reports with the SEC electronically via the Internet. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers who file electronically with the SEC, at http://www.sec.gov. Additional information about Franklin Resources, Inc. can also be obtained at our website at http://www.franklintempleton.com. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Corporate Governance Guidelines. The Company has adopted Corporate Governance Guidelines. The Corporate Governance Guidelines are posted on the Company's website and are available in print to any shareholder who requests a copy.

Committee Charters. The Board of Directors has an Audit Committee, Compensation Committee and Corporate Governance Committee. The Board of Directors has adopted written charters for each committee, which are posted on the Company's website and are available in print to any shareholder who requests a copy.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following information on the executive officers of FRI, including their principal occupations for the past five (5) years, is given as of November 30, 2004.

PENELOPE S. ALEXANDER
AGE 44

Vice President, Human Resources – U.S. of FRI since May 2003; officer of other FRI subsidiaries; employed by FRI or its subsidiaries in various other capacities for more than the past five (5) years.

JAMES R. BAIO
AGE 50

Senior Vice President and Chief Financial Officer of FRI since May 2003; officer of other FRI subsidiaries; employed by FRI or its subsidiaries in various other capacities for more than the past five (5) years.

JENNIFER J. BOLT
AGE 40

Senior Vice President and Chief Information Officer of FRI since May 2003; officer and/or director of other FRI subsidiaries since June 1994; employed by FRI or its subsidiaries in various other capacities for more than the past five (5) years. Director, Keynote Systems, Inc. since April 2004.

HARMON E. BURNS
AGE 59
DIRECTOR SINCE 1991

Vice Chairman and Director of FRI; formerly Executive Vice President and director of FRI for more than the past five (5) years; Member – Office of the Chairman of FRI; officer and/or director of many other FRI subsidiaries; officer and/or director or trustee in 49 investment companies of Franklin Templeton Investments.

MARTIN L. FLANAGAN
AGE 44

President and Co-Chief Executive Officer of FRI; formerly Senior Vice President and Chief Financial Officer for more than the past five (5) years; officer and/or director of many other FRI subsidiaries; officer, director and/or trustee in 49 investment companies of Franklin Templeton Investments.

HOLLY E. GIBSON
AGE 38

Vice President – Corporate Communications of FRI since May 2003 and Director of Corporate Communications for more than the past five (5) years.

BARBARA J. GREEN
AGE 57

Vice President and Deputy General Counsel of FRI since January 2000 and Secretary of FRI since October 2003; officer of many other FRI subsidiaries; officer in 52 investment companies of Franklin Templeton Investments.

DONNA S. IKEDA
AGE 48

Vice President, Human Resources – International of FRI since May, 2003 and formerly Vice President – Human Resources of FRI for more than the past five (5) years.

CHARLES B. JOHNSON
AGE 71
DIRECTOR SINCE 1969

Chairman of the Board and director of FRI for more than the past five (5) years; formerly Chief Executive Officer; Member – Office of the Chairman of FRI; officer and/or director of many other FRI subsidiaries; officer and/or director or trustee in 46 investment companies of Franklin Templeton Investments.

GREGORY E. JOHNSON
AGE 43

President and Co-Chief Executive Officer of FRI; formerly Vice President of FRI for more than the past five (5) years; officer of many other FRI subsidiaries and in 2 investment companies of Franklin Templeton Investments.

RUPERT H. JOHNSON, JR.
AGE 64
DIRECTOR SINCE 1969

Vice Chairman of FRI; formerly Executive Vice President and director of FRI for more than the past five (5) years; Member – Office of the Chairman of FRI; officer and/or director of many other FRI subsidiaries; officer and/or director or trustee in 49 investment companies of Franklin Templeton Investments.

LESLIE M. KRATTER
AGE 59

Senior Vice President (since 2000) and Assistant Secretary (since October 2003) of FRI; formerly Secretary from March 1998 to October 2003 and Vice President of FRI since March 1993.

KENNETH A. LEWIS
AGE 43

Vice President and Treasurer of FRI since June 2002 and officer of many other FRI subsidiaries for more than the past five (5) years.

JOHN M. LUSK
AGE 46

Vice President of FRI since January 2004; officer of other FRI subsidiaries; employed by FRI or its subsidiaries in various other capacities for more than the past five (5) years.

MURRAY L. SIMPSON
AGE 67

Executive Vice President and General Counsel of FRI since January 2000; officer in 51 investment companies of Franklin Templeton Investments. Previously Managing Director and Chief Executive Officer of Franklin Templeton Investments (Asia) Limited (formerly, Templeton Franklin Investment Services (Asia), Limited) from 1994-2000.

CHARLES R. SIMS
AGE 43

Vice President of FRI and officer of many other FRI subsidiaries for the past five (5) years.

ANNE M. TATLOCK
AGE 65

Vice Chairman, Member – Office of the Chairman and a director of FRI from January 2001 to December 2004; Chairman of the Board, Chief Executive Officer (since 2000), and Director of Fiduciary Trust, a subsidiary of FRI; formerly President of Fiduciary Trust for more than the past five (5) years; officer and/or director of certain other subsidiaries of FRI. Director, Fortune Brands, Inc. and Merck & Co., Inc.

Family Relations. Charles B. Johnson and Rupert H. Johnson, Jr. are brothers. Peter M. Sacerdote, a director of FRI, is a brother-in-law of Charles B. Johnson and Rupert H. Johnson, Jr. Gregory E. Johnson is the son of Charles B. Johnson, the nephew of Rupert H. Johnson, Jr. and Peter Sacerdote and the brother of Jennifer Bolt. Jennifer Bolt is the daughter of Charles B. Johnson, the niece of Rupert H. Johnson, Jr. and Peter Sacerdote and the sister of Gregory E. Johnson.

Item 2. Properties.

We conduct our worldwide operations using a combination of leased and owned facilities. While we believe we have sufficient facilities to conduct business during fiscal 2005, we will continue to lease, acquire and dispose of facilities throughout the world as necessary.

We lease space domestically primarily in California, Connecticut, Delaware, Florida, Georgia, New Jersey, New York, Utah, Washington, Wisconsin and the District of Columbia, and internationally in various locations, including Australia, Belgium, Brazil, Canada, China, England, France, Germany, Holland, Hong Kong, India, Ireland, Italy, Japan, Korea, Luxembourg, Poland, Russia, Scotland, Spain, Sweden, Switzerland, Taiwan, Turkey, United Arab Emirates and Venezuela. As of September 30, 2004, we leased and occupied approximately 939,000 square feet of space. We have also leased and subsequently subleased to third parties a total of 305,000 square feet of space.

In addition, we own 4 buildings in San Mateo, California, 5 buildings near Sacramento, California, 5 buildings in St. Petersburg, Florida, 2 buildings in Nassau, Bahamas, 4 buildings in India, as well as space in office buildings in Argentina, China and Singapore. During this past year we acquired the 4 buildings in San Mateo, California that we previously occupied under an operating lease with a related lessor trust. The buildings we own consist of approximately 1.64 million square feet. We have leased to third parties approximately 100,000 square feet of excess owned space. Since we operate on a unified basis, corporate activities, fund related activities, accounting operations, sales, retail-banking and consumer lending operations, management information system activities, publishing and printing operations, shareholder service operations and other business activities and operations take place in a variety of such locations.

Item 3. Legal Proceedings.

On September 20, 2004, Franklin Resources, Inc. announced that two of its subsidiaries, Franklin Advisers, Inc. (as used in this section, "Franklin Advisers") and Franklin Templeton Alternative Strategies, Inc. ("FTAS"), reached an agreement with the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts (the "State of Massachusetts") related to the previously-reported administrative complaint filed on February 4, 2004. The administrative complaint concerned one instance of market timing.

Under the terms of the settlement consent order issued by the State of Massachusetts, Franklin Advisers and FTAS consented to the entry of a cease and desist order and agreed to pay a $5 million administrative fine to the State of Massachusetts (the "Massachusetts Consent Order"). Franklin Resources, Inc. recorded this expense in the quarter ended September 30, 2004. The Massachusetts Consent Order included two different sections: "Statements of Fact" and "Violations of Massachusetts Securities Laws." Franklin Advisers and FTAS admitted the facts in the Statements of Fact.

On October 25, 2004, the State of Massachusetts filed a second administrative complaint, alleging that Franklin Resources, Inc.'s Form 8-K filing (in which it described the Massachusetts Consent Order and stated that "Franklin did not admit or deny engaging in any wrongdoing") failed to state that Franklin Advisers and FTAS admitted the Statements of Fact portion of the Massachusetts Consent Order (the "Second Complaint"). Franklin Resources, Inc. reached a second agreement with the State of Massachusetts on November 19, 2004, resolving the Second Complaint. As a result of the November 19, 2004 settlement, Franklin Resources, Inc. filed a new Form 8-K. The terms of the original settlement did not change and there was no monetary fine associated with this second settlement.

In addition, Franklin Resources, Inc. and certain of its subsidiaries (as used in this section, together, the "Company") and certain Franklin Templeton mutual funds (the "Funds") current and former officers, employees, and directors have been named in multiple lawsuits in different federal courts in Nevada, California, Illinois, New York, and Florida, alleging violations of various federal securities laws and seeking, among other things, monetary damages and costs. Specifically, the lawsuits claim breach of duty with respect to alleged arrangements to permit market timing and/or late trading activity, or breach of duty with respect to the valuation of the portfolio securities of certain Templeton Funds managed by Company subsidiaries, resulting in alleged market timing activity. The majority of these lawsuits duplicate, in whole or in part, the allegations asserted in the first Massachusetts administrative complaint described above. The lawsuits are styled as class actions, or derivative actions on behalf of either the named Funds or the Company. Additionally, Franklin Templeton Investments Corp. ("FTIC") was recently served with a class action market timing complaint in Quebec, Canada, entitled Huneault v. AGF Funds, Inc., et al., Case No. 500-06-000256-046, filed on October 25, 2004 in the Superior Court for the Province of Quebec, District of Montreal.

To date, more than 240 similar lawsuits against at least 19 different mutual fund companies have been filed in federal district courts throughout the country. Because these cases involve common questions of fact, the Judicial Panel on Multidistrict Litigation (the "Judicial Panel") ordered the creation of a multidistrict litigation in the United States District Court for the District of Maryland, entitled "In re Mutual Funds Investment Litigation" (the "MDL"). The Judicial Panel then transferred similar cases from different districts to the MDL for coordinated or consolidated pretrial proceedings.

As of December 13, 2004, the following lawsuits are pending against the Company (and in some instances, against certain of the Funds) and have been transferred to the MDL:

Kenerley v. Templeton Funds, Inc., et al., Case No. 03-770 GPM, filed on November 19, 2003 in the United States District Court for the Southern District of Illinois; Cullen v. Templeton Growth Fund, Inc., et al., Case No. 03-859 MJR, filed on December 16, 2003 in the United States District Court for the Southern District of Illinois and transferred to the United States District Court for the Southern District of Florida on March 29, 2004; Jaffe v. Franklin AGE High Income Fund, et al., Case No. CV-S-04-0146-PMP-RJJ, filed on February 6, 2004 in the United States District Court for the District of Nevada; Lum v. Franklin Resources, Inc., et al., Case No. C 04 0583 JSW, filed on February 11, 2004 in the United States District Court for the Northern District of California; Fischbein v. Franklin AGE High Income Fund, et al., Case No. C 04 0584 JSW, filed on February 11, 2004 in the United States District Court for the Northern District of California; Beer v. Franklin AGE High Income Fund, et al., Case No. 8:04-CV-249-T-26 MAP, filed on February 11, 2004 in the United States District

Court for the Middle District of Florida; Bennett v. Franklin Resources, Inc., et al., Case No. CV-S-04-0154-HDM-RJJ, filed on February 12, 2004 in the United States District Court for the District of Nevada; Dukes v. Franklin AGE High Income Fund, et al., Case No. C 04 0598 MJJ, filed on February 12, 2004, in the United States District Court for the Northern District of California; McAlvey v. Franklin Resources, Inc., et al., Case No. C 04 0628 PJH, filed on February 13, 2004 in the United States District Court for the Northern District of California; Alexander v. Franklin AGE High Income Fund, et al., Case No. C 04 0639 SC, filed on February 17, 2004 in the United States District Court for the Northern District of California; Hugh Sharkey IRA/RO v. Franklin Resources, Inc., et al., Case No. 04 CV 1330, filed on February 18, 2004 in the United States District Court for the Southern District of New York; D'Alliessi, et al. v. Franklin AGE High Income Fund, et al., Case No. C 04 0865 SC, filed on March 3, 2004 in the United States District Court for the Northern District of California; Marcus v. Franklin Resources, Inc., et al., Case No. C 04 0901 JL, filed on March 5, 2004 in the United States District Court for the Northern District of California; Banner v. Franklin Resources, Inc., et al., Case No. C 04 0902 JL, filed on March 5, 2004 in the United States District Court for the Northern District of California; Denenberg v. Franklin Resources, Inc., et al., Case No. C 04 0984 EMC, filed on March 10, 2004 in the United States District Court for the Northern District of California; Hertz v. Burns, et al., Case No. 04 CV 02489, filed on March 30, 2004 in the United States District Court for the Southern District of New York.

Plaintiffs in the MDL filed consolidated amended complaints on September 29, 2004. It is anticipated that defendants will file motions to dismiss in the coming months.

As previously reported, various subsidiaries of Franklin Resources, Inc., as well as certain Templeton Funds, have also been named in multiple lawsuits filed in state courts in Illinois, alleging breach of duty with respect to the valuation of the portfolio securities of certain Templeton Funds managed by such subsidiaries as follows:

Bradfisch v. Templeton Funds, Inc., et al., Case No. 2003 L 001361, filed on October 3, 2003 in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois; Woodbury v. Templeton Global Smaller Companies Fund, Inc., et al., Case No. 2003 L 001362, filed on October 3, 2003 in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois; Kwiatkowski v. Templeton Growth Fund, Inc., et al., Case No. 03 L 785, filed on December 17, 2003 in the Circuit Court of the Twentieth Judicial Circuit, St. Clair County, Illinois; Parise v. Templeton Funds, Inc., et al., Case No. 2003 L 002049, filed on December 22, 2003 in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois.

These lawsuits are state court actions and are not subject to the MDL.

In addition, the Company, as well as certain current and former officers, employees, and directors, have been named in multiple lawsuits alleging violations of various securities laws and pendent state law claims relating to the disclosure of directed brokerage payments and/or payment of allegedly excessive advisory, commission, and distribution fees. These lawsuits are styled as class actions and derivative actions brought on behalf of certain Funds, and are as follows:

Stephen Alexander IRA v. Franklin Resources, Inc., et al., Case No. 04-982 JLL, filed on March 2, 2004 in the United States District Court for the District of New Jersey; Strigliabotti v. Franklin Resources, Inc., et al., Case No. C 04 0883 SI, filed on March 4, 2004 in the United States District Court for the Northern District of California; Tricarico v. Franklin Resources, Inc., et al., Case No. CV-04-1052 JAP, filed on March 4, 2004 in the United States District Court for the District of New Jersey; Miller v. Franklin Mutual Advisors, LLC, et al., Case No. 04-261 DRH, filed on April 16, 2004 in the United States District Court for the Southern District of Illinois and transferred to the United States District Court for the District of New Jersey on August 5, 2004 (plaintiffs voluntarily dismissed this action, without prejudice, on October 22, 2004); Wilcox v. Franklin Resources, Inc., et al., Case No. 04-2258 WHW, filed on May 12, 2004 in the United States District Court for the District of New Jersey; Bahe, Custodian CGM Roth Conversion IRA v. Franklin/Templeton Distributors, Inc. et al., Case No. 04-11195 PBS, filed on June 3, 2004 in the United States District Court for the District of Massachusetts.

The United States District Court for the District of New Jersey consolidated for pretrial purposes three of the above lawsuits (Stephen Alexander IRA, Tricarico, and Wilcox) into a single action, entitled "In re Franklin Mutual Funds Fee Litigation." Plaintiffs in those three lawsuits filed a consolidated amended complaint on October 4, 2004.

Management strongly believes that the claims made in each of the lawsuits identified above are without merit and intends to vigorously defend against them.

Please also see the discussion of certain governmental proceedings and investigations in Note 13, "Commitments and Contingencies – Governmental Investigations, Proceedings and Actions", of Notes to Consolidated Financial Statements included in Part II of this report.

Except for the matters described above, there have been no material developments in the litigation previously reported in our Form 10-Q for the period ended June 30, 2004, as filed with the SEC on August 13, 2004. We are involved from time to time in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of such claims will not materially affect our business or financial position.

Item 4. Submission of Matters to a Vote of Security Holders.

During the fourth quarter of the fiscal year covered by this report, no matter was submitted to a vote of our security holders.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

(a) Our common stock is traded on the NYSE and the Pacific Exchange under the ticker symbol "BEN", and the London Stock Exchange under the ticker symbol "FRK". On September 30, 2004, the closing price of FRI's common stock on the NYSE was $55.76 per share. At November 30, 2004, there were approximately 4,997 shareholders of record.

The following table sets forth the high and low sales prices for our common stock on the NYSE.

	2004 Fiscal Year		2003 Fiscal Year	
Quarter	High	Low	High	Low
October-December	$52.25	$43.39	$37.85	$27.90
January-March	$62.10	$52.02	$37.01	$29.99
April-June	$57.81	$48.10	$40.85	$32.84
July-September	$56.47	$46.85	$46.95	$38.66

We declared dividends of $0.34 per share in fiscal 2004 (or $0.085 per share per quarter) and $0.30 per share in fiscal 2003 (or $0.075 per share per quarter). We expect to continue paying dividends on a quarterly basis to holders of our common stock depending upon earnings and other relevant factors.

(b) None.

(c) Issuer Purchases of Equity Securities.

The following table provides information with respect to the shares of common stock we purchased during the three months ended September 30, 2004:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
July 1, 2004 through July 31, 2004	8,189	$49.77	8,189	13,544,492
August 1, 2004 through August 31, 2004	13,409	$48.46	13,409	13,531,083
September 1, 2004 through September 30, 2004	300,000	$53.68	300,000	13,231,083
Total	**321,598**		**321,598**	

Under a stock repurchase program authorized by our Board of Directors in September of 1985, we can repurchase shares of our common stock on the open market and in private transactions in accordance with applicable securities laws. In August 2002, May 2003, and August 2003, we announced increases in the number of shares available for repurchase under our stock repurchase program totaling 30.0 million shares, of which, approximately 13.2 million shares remain available for repurchase as of September 30, 2004. Our stock repurchase program is not subject to an expiration date.

Item 6. Selected Financial Data.

FINANCIAL HIGHLIGHTS

(in millions, except assets under management, per share amounts and employee headcount)

As of and for the Years Ended September 30,	2004	2003	2002	2001	2000
Summary of Operations					
Operating revenues	$3,438.2	$2,632.1	$2,522.9	$2,357.0	$2,340.8
Net income	706.7	502.8	432.7	484.7	562.1
Financial Data					
Total assets	$8,228.1	$6,970.7	$6,422.7	$6,265.7	$4,042.4
Long-term debt	1,196.4	1,108.9	595.1	566.0	294.1
Stockholders' equity	5,106.8	4,310.1	4,266.9	3,977.9	2,965.5
Operating cash flow	943.4	536.4	735.2	553.2	701.7
Assets Under Management *(in billions)*					
Period ending	$361.9	$301.9	$247.8	$246.4	$229.9
Simple monthly average	340.2	269.8	263.2	243.4	227.7
Per Common Share					
Earnings					
Basic	$2.84	$1.98	$1.66	$1.92	$2.28
Diluted	2.80	1.97	1.65	1.91	2.28
Cash dividends	0.34	0.30	0.28	0.26	0.24
Book value	20.45	17.53	16.50	15.25	12.17
Employee Headcount	6,696	6,504	6,711	6,868	6,489

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

In this section, we discuss our results of operations and our financial condition. In addition to historical information, we also make some statements relating to the future, which are called "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other important factors that could cause our actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward-looking statements. For this reason, you should not rely too heavily on them and should review the "Risk Factors" section, where we discuss these statements in more detail.

General

We derive the majority of our operating revenues, operating expenses and net income from providing investment advisory and related services to retail mutual funds, institutional accounts, high net-worth clients, private accounts and other investment products. This is our primary business activity and operating segment. The mutual funds and other products that we advise, collectively called our sponsored investment products, are distributed to the public globally under six distinct names:

- Franklin
- Templeton
- Mutual Series
- Bissett
- Fiduciary Trust
- Darby Overseas

Our sponsored investment products include a broad range of global/international equity, U.S. domestic, hybrid, fixed-income and money market mutual funds, as well as other investment products that meet a wide variety of specific investment needs of individuals and institutions.

The level of our revenues depends largely on the level and relative mix of assets under management. To a lesser degree, our revenues also depend on the level of mutual fund sales and the number of mutual fund shareholder accounts. The fees charged for our services are based on contracts with our sponsored investment products or our clients. These arrangements could change in the future.

Our secondary business and operating segment is banking/finance. Our banking/finance group offers selected retail-banking services to high net-worth individuals, foundations and institutions, and consumer lending services. Our consumer lending activities include automotive lending related to the purchase, securitization, and servicing of retail installment sales contracts originated by independent automobile dealerships, consumer credit and debit cards, real estate equity lines, and home equity/mortgage loans.

Executive Summary

Fiscal 2004 was challenging for the mutual fund industry as various regulatory bodies continued their investigations of certain industry practices. We are working with a number of government regulators who are looking into matters involving frequent trading (commonly referred to as "market timing") policies and practices, marketing support payments to securities broker/dealers who sell fund shares, and other industry concerns.

Despite the scrutiny, key performance measures continued to improve in fiscal 2004. Our diluted earnings per share grew to $2.80 in fiscal 2004, as compared to $1.97 in fiscal 2003 and $1.65 in fiscal 2002. Our operating margin increased to 27% in fiscal 2004, as compared to 25% in fiscal 2003 and 23% in fiscal 2002. Market appreciation and excess sales over redemptions increased our assets under management to an all-time record of $361.9 billion at September 30, 2004, as compared to $301.9 billion at September 30, 2003 and $247.8 billion at September 30, 2002. Our effective investment management fee rate (investment management fees divided by simple monthly average assets under management) was 0.58% in fiscal 2004, as compared to 0.55% in fiscal 2003 and 0.56% in fiscal 2002.

As our client base broadens geographically, we remain attentive to the specialized needs of these clients and continue to expand the investment choices available to them. To that end, on October 1, 2003, we completed the acquisition of Darby Overseas Investments, Ltd. and Darby Overseas Partners, L.P. (collectively "Darby"), a group specializing in private equity, mezzanine and emerging markets fixed-income products. In fiscal 2002, we acquired Pioneer ITI AMC Limited ("Pioneer"), an Indian investment management company.

Results of Operations

The table below presents the highlights of our operations for the last three fiscal years.

(in millions except per share amounts)

For the Years Ended September 30,	2004	2003	2002	2004 vs 2003	2003 vs 2002
Net Income	$706.7	$502.8	$432.7	41%	16%
Earnings Per Common Share					
Basic	$2.84	$1.98	$1.66	43%	19%
Diluted	2.80	1.97	1.65	42%	19%
Operating Margin	27%	25%	23%	—	—

Net income increased by 41% and diluted earnings per share increased by 42% in fiscal 2004. The increase was primarily due to higher operating revenues consistent with a 26% increase in our simple monthly average assets under management, higher gross sales on which commissions are earned, and an increase in billable shareholder accounts. These increases were partially offset by higher underwriting and distribution expenses, higher compensation and benefits expense, the provision for governmental investigations, proceedings and actions and a higher effective tax rate in fiscal 2004 as compared to the prior year. The decline in diluted weighted-average shares outstanding from 254.7 million in fiscal 2003 to 252.2 million in fiscal 2004, also contributed to the increase in diluted earnings per common share. The decrease in diluted weighted-average shares outstanding resulted from stock repurchases, especially in the latter half of fiscal 2003, partially offset by an increase in dilution from the assumed conversion of stock options granted as the price of our common stock increased during fiscal 2004.

Net income increased by 16% and diluted earnings per share increased by 19% in fiscal 2003 primarily due to higher operating revenues consistent with a 3% increase in our simple monthly average assets under management, as well as higher investment and other income in fiscal 2003 due to an other-than-temporary decline in the value of certain investments in fiscal 2002.

Assets Under Management

(in billions)

As of the Years Ended September 30,	2004	2003	2002	2004 vs 2003	2003 vs 2002
Equity					
Global/international	$132.9	$99.8	$76.5	33%	30%
Domestic (U.S.)	66.4	55.4	41.4	20%	34%
Total equity	199.3	155.2	117.9	28%	32%
Hybrid	59.0	45.8	36.6	29%	25%
Fixed-Income					
Tax-free	51.3	52.2	52.8	(2)%	(1)%
Taxable					
Domestic (U.S.)	31.3	31.1	26.1	1%	19%
Global/international	14.2	11.8	8.6	20%	37%
Total fixed-income	96.8	95.1	87.5	2%	9%
Money Market	6.8	5.8	5.8	17%	—
Total	**$361.9**	**$301.9**	**$247.8**	**20%**	**22%**
Simple monthly average for the year[1]	$340.2	$269.8	$263.2	26%	3%

[1] Investment management fees from approximately 45% of our assets under management at September 30, 2004 were calculated using daily average assets under management.

Our assets under management at September 30, 2004 were $361.9 billion, 20% higher than they were a year ago, due to excess sales over redemptions of $22.4 billion and market appreciation of $38.9 billion, primarily in the first half of fiscal 2004. Simple monthly average assets under management, which are generally more indicative of investment management fee revenue trends than the year over year change in ending assets under management, increased 26% during fiscal 2004.

The simple monthly average mix of assets under management for the last three fiscal years is shown below.

For the Years Ended September 30,	2004	2003	2002
Percentage of simple monthly average assets under management			
Equity	54%	49%	52%
Fixed-income	28%	34%	31%
Hybrid	16%	15%	15%
Money market	2%	2%	2%
Total	**100%**	**100%**	**100%**

The following table presents industry data showing average effective investment management fee rates[1] for the years ended September 30, 2004, 2003, and 2002. The data was obtained from Lipper® Inc. and our actual effective fee rates may vary from these rates.

For the Years Ended September 30,	2004	2003	2002
Equity			
Global/international	0.72%	0.71%	0.71%
Domestic (U.S.)	0.53%	0.54%	0.55%
Hybrid	0.40%	0.42%	0.45%
Fixed-Income			
Tax-free	0.42%	0.42%	0.43%
Taxable			
Domestic (U.S.)	0.43%	0.43%	0.43%
Global/international	0.57%	0.60%	0.59%
Money Market	0.26%	0.27%	0.27%

1 Industry asset-weighted average management fee rates were calculated using information available from Lipper® Inc. at September 30, 2004 and include all U.S.-based, open-ended funds that reported expense data to Lipper® Inc. as of the funds' most recent annual report date, and for which expenses were greater or equal to zero. The averages combine retail and institutional funds data and include all share classes and distribution channels, without exception. Variable annuity products are not included.

For the 2004 fiscal year, our effective investment management fee rate (investment management fees divided by simple monthly average assets under management) increased to 0.58% from 0.55% in fiscal 2003. The change in the mix of assets under management, resulting from higher excess sales over redemptions and appreciation for equity as compared to fixed-income products, led to the increase in the effective investment management fee rate. Generally, equity products carry higher management fees than fixed-income products.

For the 2003 fiscal year, our effective investment management fee rate declined to 0.55% from 0.56% in fiscal 2002. The change in the mix of assets under management, resulting from higher relative excess sales over redemptions and appreciation for fixed-income as compared to equity products, led to the slight decrease in the effective investment management fee rate.

Assets under management by sales office location were as follows:

(in billions)

As of the Years Ended September 30,	2004	% of Total	2003	% of Total
United States	$265.3	73%	$225.0	74%
Canada	25.8	7%	20.9	7%
Europe	29.5	8%	20.4	7%
Asia/Pacific and other[1]	41.3	12%	35.6	12%
Total	**$361.9**	**100%**	**$301.9**	**100%**

1 Includes multi-jurisdictional assets under management.

Approximately 73% of our assets under management at September 30, 2004 originated from our U.S. sales offices and approximately 69% of our revenues originated in the United States in fiscal 2004. Due to the global nature of our business operations, investment advisory and administrative services may be performed in locations unrelated to the location of the shareholder.

Components of the change in our assets under management were as follows:

(in billions)

As of and for the Years Ended September 30,	2004	2003	2002	2004 vs 2003	2003 vs 2002
Beginning assets under management	$301.9	$247.8	$246.4	22%	1%
Sales	96.8	81.3	72.4	19%	12%
Reinvested dividends	4.9	3.7	4.8	32%	(23)%
Redemptions	(74.4)	(66.9)	(57.5)	11%	16%
Distributions	(7.1)	(6.0)	(7.2)	18%	(17)%
Acquisitions	0.9	—	0.8	N/A	(100)%
Appreciation (depreciation)	38.9	42.0	(11.9)	(7%)	N/A
Ending assets under management	**$361.9**	**$301.9**	**$247.8**	**20%**	**22%**

Excess sales over redemptions were $22.4 million in fiscal 2004 as compared to $14.4 million in fiscal 2003 and $14.9 million in fiscal 2002. Gross product sales increased 19% while redemptions increased 11% in 2004. Darby added $0.9 billion in assets under management, related to private equity, mezzanine and emerging markets fixed-income products as of the acquisition date, on October 1, 2003. Our acquisition of Pioneer, in July 2002, increased our assets under management by $0.8 billion as of the date of this acquisition.

Our products experienced $38.9 billion in appreciation in fiscal 2004, as compared to $42.0 billion in fiscal 2003 and market depreciation of $11.9 billion in fiscal 2002.

Operating Revenues

The table below presents the percentage change in each revenue category between fiscal 2004 and fiscal 2003 and between fiscal 2003 and fiscal 2002.

	2004 vs 2003	2003 vs 2002	Percentage of total revenues 2004	2003	2002
Investment management fees	32%	2%	57%	57%	58%
Underwriting and distribution fees	35%	7%	34%	32%	31%
Shareholder servicing fees	12%	14%	7%	8%	8%
Consolidated sponsored investment products income, net	3,684%	N/A	—	—	—
Other, net	(8%)	5%	2%	3%	3%
Total operating revenues	**31%**	**4%**	**100%**	**100%**	**100%**

Investment Management Fees

Investment management fees, accounting for 57% of our operating revenues in fiscal 2004, include both investment advisory and administration fees. These fees are generally calculated under contractual arrangements with our sponsored investment products as a percentage of the market value of assets under management. Annual rates vary by investment objective and type of services provided. In return for these fees, we provide a combination of investment advisory, administrative and other management services.

Investment management fees increased 32% in fiscal 2004 consistent with a 26% increase in simple monthly average assets under management and an increase in our effective investment management fee rate resulting from a shift in average asset mix toward equity products, which generally carry a higher management fee than fixed-income assets.

Investment management fees increased 2% in fiscal 2003 consistent with a 3% increase in simple monthly average assets under management, partially offset by a slight decline in our effective investment management fee rate resulting from a shift in average asset mix toward fixed-income products.

Underwriting and Distribution Fees

We earn underwriting fees from the sale of some classes of sponsored investment products on which investors pay a sales commission at the time of purchase. Sales commissions are reduced or eliminated on some classes of shares and for sales to shareholders or intermediaries that exceed specified minimum amounts. Therefore, underwriting fees will change with the overall level of gross sales and the relative mix of sales between different share classes.

Many of our sponsored investment products pay distribution fees in return for sales, marketing and distribution efforts on their behalf. While other contractual arrangements exist in international jurisdictions, in the United States, distribution fees include "12b-1 fees". These fees are subject to maximum payout levels based on a percentage of the assets in each fund and other regulatory limitations. We pay a significant portion of underwriting and distribution fees to the financial advisers and other intermediaries who sell our sponsored investment products to the public on our behalf. See the description of underwriting and distribution expenses below.

Overall, underwriting and distribution fees increased 35% in fiscal 2004. Underwriting fees increased 33% primarily due to a 19% increase in gross product sales along with a change in the sales mix. Distribution fees increased 36% consistent with a 26% increase in simple monthly average assets under management and a change in the asset and share class mix.

Underwriting and distribution fees increased 7% in fiscal 2003. Underwriting fees increased 8% primarily due to a 12% increase in gross product sales, partially offset by a change in the sales mix. Distribution fees increased 6% consistent with a 3% increase in simple monthly average assets under management and a change in the asset and share class mix.

Shareholder Servicing Fees

Shareholder servicing fees are generally fixed charges per shareholder account that vary with the particular type of fund and the service being rendered. In some instances, sponsored investment products are charged these fees based on the level of assets under management. We receive fees as compensation for providing transfer agency services, including providing customer statements, transaction processing, customer service and tax reporting. In the United States, transfer agency service agreements provide that accounts closed in a calendar year remain billable through the second quarter of the following calendar year at a reduced rate. In Canada, such agreements provide that accounts closed in the calendar year remain billable for four months after the end of the calendar year. Accordingly, the level of fees will vary with the growth in new accounts and the level of closed accounts that remain billable.

Shareholder servicing fees increased 12% in fiscal 2004. The increase reflects an 18% increase in simple monthly average billable shareholder accounts, primarily due to the overall increase in number of shareholder accounts billable under revised shareholder service fee agreements in the United States that became effective on January 1, 2003, partially offset by a decline in fee rates chargeable on accounts closed in the prior calendar year, under these agreements.

Shareholder servicing fees increased 14% in fiscal 2003. The increase reflects an increase in the overall number of billable shareholder accounts, partially offset by a decline in fee rates chargeable on accounts closed in the prior calendar year, under revised shareholder service fee agreements in the United States that became effective on January 1, 2003. The 0.7 million shareholder accounts added in July 2002 as a result of the acquisition of Pioneer also contributed to the increase in average billable accounts in fiscal 2003.

Consolidated Sponsored Investment Products Income, Net

Consolidated sponsored investment products income, net reflects the net operating income of majority-owned sponsored investment products, including dividends received. The increase in fiscal 2004 reflects an increase in the number of products that have been consolidated in our results of operations.

Other, Net

Other, net consists primarily of revenues from the banking/finance operating segment as well as income from custody services. Revenues from the banking/finance operating segment include interest income on loans, servicing income, and investment income on banking/finance investment securities, and are reduced by interest expense and the provision for probable loan losses.

Other, net decreased 8% in fiscal 2004 due to lower realized gains on sale of automotive loans and decreased interest income on investments, partially offset by a decrease in the provision for probable loan losses related to our consumer lending portfolio and lower interest expense. Other, net increased 5% in fiscal 2003 as a result of higher net interest income and auto loan servicing income, partially offset by lower custody fees.

Operating Expenses

The table below presents the percentage change in each expense category between fiscal 2004 and fiscal 2003 and between fiscal 2003 and fiscal 2002.

	2004 vs 2003	2003 vs 2002	Percentage of total expenses		
			2004	2003	2002
Underwriting and distribution	35%	7%	41%	39%	37%
Compensation and benefits	18%	1%	31%	33%	33%
Information systems, technology and occupancy	(4)%	(3)%	11%	14%	15%
Advertising and promotion	21%	(14)%	4%	4%	6%
Amortization of deferred sales commissions	35%	9%	4%	4%	3%
Amortization of intangible assets	4%	(1)%	1%	1%	1%
Provision for mutual fund proceedings, actions and investigations	N/A	N/A	4%	N/A	N/A
September 11, 2001 (recovery) expense, net	588%	N/A	(1)%	—	N/A
Other	24%	19%	5%	5%	5%
Total operating expenses	**26%**	**2%**	**100%**	**100%**	**100%**

Underwriting and Distribution

Underwriting and distribution includes expenses paid to financial advisers and other third parties for selling, distributing and providing ongoing services to investors in our sponsored investment products. Underwriting and distribution expenses increased 35% in fiscal 2004 and 7% in fiscal 2003 consistent with similar trends in underwriting and distribution revenues.

Compensation and Benefits

Compensation and benefits increased 18% during fiscal 2004. The increase resulted primarily from an increase in bonus expense under the Amended and Restated Annual Incentive Compensation Plan, which awards cash and stock bonuses based, in part, on our performance. In addition, merit salary increases effective in October 2003 and additional compensation and benefit costs related to the acquisition of Darby in October 2003 increased costs in fiscal 2004. The increase was partly reduced by the decline of retention bonus commitments related to the acquisition of Fiduciary Trust Company International ("Fiduciary Trust") in April 2001, as we fulfilled cash payout obligations under the employee retention and transition compensation program that were required to be paid within approximately two years of the acquisition date. We employed approximately 6,700 people at September 30, 2004 as compared to about 6,500 at September 30, 2003. In order to attract and retain talented individuals, we are committed to keeping our salaries and benefit packages competitive, which means that the level of compensation and benefits may increase more quickly or decrease more slowly than our revenues.

Compensation and benefits increased 1% during fiscal 2003. Although we experienced a decrease in retention bonus commitments related to the acquisition of Fiduciary Trust, we also experienced increases in employee insurance and other benefits costs in fiscal 2003. We employed approximately 6,500 people at September 30, 2003 compared to approximately 6,700 at September 30, 2002.

Information Systems, Technology and Occupancy

Information systems, technology and occupancy costs decreased 4% in fiscal 2004. This decrease was primarily due to lower depreciation levels for equipment and software related to a decrease in purchases of information system and technology equipment as certain of our technology equipment is periodically replaced with new equipment under our technology outsourcing agreement, as well as a stabilization in the number and the scope of new technology project initiatives. The decline in information systems and technology expense was partly offset by an increase in outside data services as well as an increase in building depreciation related to the consolidation of our headquarters campus in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities (revised December 2003)" ("FIN 46-R") in our results of operation effective December 31, 2003 and subsequent purchase of the property in September 2004. Information systems, technology and occupancy costs decreased 3% in fiscal 2003. This decrease was primarily due to lower depreciation levels for equipment and software.

Details of capitalized information systems and technology costs for the last three fiscal years were as follows:

(in millions)	2004	2003	2002
Net carrying amount at beginning of period	$79.1	$121.5	$162.9
Additions during period, net of disposals and other adjustments	16.3	25.8	35.6
Net assets purchased through acquisitions	0.3	—	0.2
Amortization during period	(44.4)	(68.2)	(77.2)
Net carrying amount at end of period	**$51.3**	**$79.1**	**$121.5**

Advertising and Promotion

Advertising and promotion increased 21% during fiscal 2004 and decreased 14% in fiscal 2003. The increase in fiscal 2004 was due to the elimination of directed brokerage effective November 28, 2003 and higher expenditures on direct advertising campaigns and marketing materials. We are committed to investing in advertising and promotion in response to changing business conditions, which means that the level of advertising and promotion expenditures may increase more rapidly or decrease more slowly than our revenues.

Amortization of Deferred Sales Commissions

Certain fund share classes, including Class B, are sold without a front-end sales charge to shareholders, although our distribution subsidiaries pay a commission on the sale. In the United States, Class A shares are sold without a front-end sales charge to shareholders when minimum investment criteria are met, and Class C shares are sold without a front-end sales charge effective January 1, 2004. However, our U.S. distribution subsidiary pays a commission on these sales. We defer and amortize all up-front commissions paid by our distribution subsidiaries in excess of commissions we receive from shareholders, over 12 months to 8 years depending on share class or financing arrangements.

We have arranged to finance our Class B and certain of our Class C deferred commission assets ("DCA") arising from our U.S., Canadian and European operations through Lightning Finance Company Limited ("LFL"), a company in which we have a 49% ownership interest. In the United States, LFL has entered into a financing agreement with our U.S. distribution subsidiary and we maintain a continuing interest in the assets until resold by LFL. As a result, we retain DCA sold to LFL under the U.S. agreement in our financial statements and amortize them over an 8-year period, or until sold by LFL to third-parties. In contrast to the U.S. arrangement, LFL has entered into direct agreements with our Canadian and European sponsored investment products, and, as a result, we do not record DCA from these sources on our Consolidated Balance

Sheets. The boards of the funds that offer Class B shares have approved a proposal to cease the offering of Class B shares to new investors and existing shareholders desiring to make additional purchases. Existing Class B shareholders would continue to be permitted to exchange shares into Class B shares of different funds. Existing Class B shareholders would also be permitted to continue to reinvest dividends in additional Class B shares. The cessation of purchases of Class B shares by new investors and existing shareholders will be effective in the first calendar quarter of 2005 and may have a negative effect on the overall sales of the funds' shares.

Amortization of deferred sales commissions increased 35% in fiscal 2004 from the prior year primarily due to increased gross product sales. Amortization of deferred sales commissions increased 9% in fiscal 2003 from the prior year primarily due to increased gross product sales and because LFL did not sell any U.S. DCA in a securitization transaction in fiscal 2003, while it sold approximately $61.5 million U.S. DCA in fiscal 2002.

Amortization of Intangible Assets

Amortization of intangible assets increased 4% in fiscal 2004 and decreased 1% in fiscal 2003, primarily due to foreign currency movements in intangible assets not denominated in U.S. dollars. As of March 31, 2004, we completed our most recent annual impairment test of goodwill and indefinite-lived and definite-lived intangible assets, and we determined that there was no impairment to these assets as of October 1, 2003.

Provision for Governmental Investigations, Proceedings and Actions

In fiscal 2004, we recognized charges to income aggregating to $105.0 million ($80.6 million, net of taxes) related to ongoing governmental investigations, proceedings and actions. See also Risk Factors below.

September 11, 2001 Recovery, Net

In January 2004, we received $32.5 million from our insurance carrier for claims related to the September 11, 2001 terrorist attacks that destroyed Fiduciary Trust's headquarters. These proceeds represented final recoveries for claims submitted to our insurance carrier. We realized a gain of $30.3 million ($18.3 million, net of taxes). All remaining contingencies related to our insurance claims have been resolved.

Other Income (Expenses)

Other income (expenses) includes net realized and unrealized investment gains (losses) of consolidated sponsored investment products, investment and other income, and interest expense. Investment and other income is comprised primarily of dividends, interest income and realized gains and losses from investments, income from investments accounted for using the equity method of accounting, minority interest expense, and foreign currency exchange gains and losses.

Net other income increased to $63.0 million in fiscal 2004 as compared to $52.1 million in fiscal 2003 due to higher net investment gains related to consolidated sponsored investment products and higher dividends, interest, net realized gains and equity method income from our investments. The increase was partially offset by higher interest expense related to the issuance of five-year senior notes in April 2003 and minority interest expense related to the consolidated sponsored investment products.

Net other income was $52.1 million in fiscal 2003 as compared to a net expense of $7.2 million in fiscal 2002 due to a $60.1 million other-than-temporary decline in value of some of our investments recognized in the fourth quarter of fiscal 2002.

Taxes on Income

As a multi-national corporation, we provide investment management services to a wide range of international investment products, often managed from locations outside the United States. Some of these jurisdictions have lower tax rates than the United States. The mix of pre-tax income (primarily from our investment management business) subject to these lower rates, when aggregated with income originating in the United States, produces a lower overall effective tax rate than existing U.S. Federal and state tax rates. Our effective income tax rate for fiscal 2004 increased to 29% compared to 28% in fiscal 2003 and 25% in fiscal 2002. The effective tax rate will continue to reflect the relative contributions of foreign earnings that are subject to reduced tax rates and that are not currently included in U.S. taxable income, as well as other factors.

Liquidity and Capital Resources

The following table summarizes certain key financial data relating to our liquidity, and sources and uses of capital:

(in millions)

As of and for the Years Ended September 30,	2004	2003	2002
Balance Sheet Data			
Assets			
Liquid assets	$4,279.3	$3,272.3	$2,826.0
Cash and cash equivalents	2,917.2	1,053.7	980.6
Liabilities			
Commercial paper	$170.0	$—	$—
Convertible Notes	530.1	520.3	514.2
Medium Term Notes	420.0	420.0	—
Other long-term debt	246.3	168.6	81.0
Total debt	1,372.4	1,123.7	611.5
Cash Flow Data			
Operating cash flows	$943.4	$536.4	$735.2
Investing cash flows	941.7	(259.8)	(215.1)
Financing cash flows	(21.6)	(203.5)	(135.7)

Liquid assets, which consist of cash and cash equivalents, investments (trading and available-for-sale) and current receivables, increased from fiscal 2003, primarily due to cash provided by operating activities. Cash and cash equivalents include cash, debt instruments with maturities of three months or less at the purchase date and other highly liquid investments that are readily convertible into cash, including money market funds. Cash and cash equivalents increased in fiscal 2004 as we held a larger portion of liquid assets in debt instruments, primarily term deposits, with maturities of three months or less from the purchase date, resulting in an increase in cash and cash equivalents and a decrease in investment securities, available-for-sale.

The increase in total debt outstanding from September 30, 2003 relates to $170.0 million of commercial paper issued in September 2004 to purchase the assets of a lessor trust that held our corporate headquarter campus. The lessor trust had previously been consolidated in our financial statements in December 2003 in accordance with the guidance of FIN 46-R. In addition, other long-term debt increased as our long-term financing liability recognized in relation to U.S. DCA financed by LFL, has increased in fiscal 2004, as LFL has not sold any U.S. DCA in a securitization transaction since fiscal 2002.

The increase in operating cash flows in fiscal 2004 included $706.7 million in net income and $215.5 million in proceeds from the securitization of loans held for sale, net of originations. The increase in investing cash flows in fiscal 2004 related primarily to excess liquidations of investments over purchases of $1,061.2 million. Financing activities in fiscal 2004 included the issuance of $170.0 million of commercial paper and $128.9 million in common stock option exercises. In addition, during the year ended September 30, 2004, we purchased and retired 1.3 million shares of our common stock at a cost of $67.6 million. At September 30, 2004, approximately 13.2 million shares remained available for repurchase under board authorizations. We purchased and retired 15.3 million shares at a cost of $580.6 million, and 3.7 million shares at a cost of $115.9 million in the years ended September 30, 2003 and 2002.

Capital Resources

We believe that we can meet our present and reasonably foreseeable operating cash needs and future commitments through existing liquid assets, continuing cash flows from operations, borrowing capacity under current credit facilities, the ability to issue debt or equity securities, and mutual fund sales commission financing arrangements. In particular, we expect to finance future investment in our banking/finance activities through operating cash flows, debt, increased deposit base, and through the securitization of a portion of the receivables from consumer lending activities.

As of September 30, 2004, we had $300.0 million of debt and equity securities available to be issued under shelf registration statements filed with the SEC and $330.0 million of additional commercial paper available for issuance. Our committed revolving credit facilities at September 30, 2004 totaled $420.0 million, of which, $210.0 million was under a 364-day facility expiring in June 2005. The remaining $210.0 million facility is under a five-year facility that will expire in June 2007. In addition, at September 30, 2004, our banking/finance operating segment had $523.6 million in available uncommitted short-term bank lines under the Federal Reserve Funds system, the Federal Reserve Bank discount window, and Federal Home Loan Bank short-term borrowing capacity. Our ability to access the capital markets in a timely manner depends on a number of factors including our credit rating, the condition of the global economy, investors' willingness to purchase our securities, interest rates, credit spreads and the valuation levels of equity markets. In extreme circumstances, we might not be able to access this liquidity readily.

Our investment management segment finances Class B and certain Class C DCA arising from our U.S., Canadian and European operations through LFL, a company in which we have a 49% ownership interest. Class B and C sales commissions that we have financed globally through LFL during fiscal 2004, were approximately $163.4 million compared to $161.3 million in fiscal 2003. LFL's ability to access credit facilities and the securitization market will directly affect our existing financing arrangements.

Our banking/finance operating segment finances its automotive lending activities through operational cash flows, inter-segment loans and by selling its auto loans in securitization transactions with qualified special purpose entities, which then issue asset-backed securities to private investors. Beginning in fiscal 2005, automotive lending activities may also be financed by issuing auto loan backed variable funding notes to institutional investors, and as a result, we expect that inter-segment lending activities may decrease. Gross sale proceeds from auto loan securitization transactions were $488.5 million in fiscal 2004 and $464.4 million in fiscal 2003. Our ability to access the securitization market will directly affect our plans to finance the auto loan portfolio in the future.

Uses of Capital

We expect that the main uses of cash will be to expand our core business, make strategic acquisitions, acquire shares of our common stock, fund property and equipment purchases, pay operating expenses of the business, enhance technology infrastructure and business processes, pay shareholder dividends and repay and service debt.

In May 2001, we received approximately $490.0 million in net proceeds from the sale of $877.0 million principal amount at maturity of zero-coupon convertible senior notes due 2031 (the "Convertible Notes"). The Convertible Notes, which were offered to qualified institutional buyers only, carry an interest rate of 1.875% per annum, with an initial conversion premium of 43%. Each of the $1,000 (principal amount at maturity) Convertible Notes is convertible into 9.3604 shares of our common stock, when the price of our stock reaches certain thresholds. To date, we have repurchased Convertible Notes with a face value of $5.9 million principal amount at maturity, for their accreted value of $3.5 million, in cash. We may redeem the remaining Convertible Notes for cash on or after May 11, 2006 or make additional repurchases, at the option of the holders, on May 11 of 2006, 2011, 2016, 2021 and 2026. In this event, we may choose to pay the accreted value of the Convertible Notes in cash or shares of our common stock. The amount that the holders may redeem in the future will depend on, among other factors, the performance of our common stock.

Contractual Obligations and Commercial Commitments

Contractual Obligations and Commitments

The following table summarizes contractual cash obligations and commitments as of September 30, 2004. We believe that we can meet these obligations and commitments thorough existing liquid assets, continuing cash flows from operations and borrowing capacity under current credit facilities.

(in millions)

	Payments due by period				
Contractual Obligations and Commitments	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Non-current debt	$1,196.4	$35.0	$72.0	$494.7	$594.7
Operating leases[1]	271.6	29.9	55.7	47.0	139.0
Purchase obligations[2]	407.7	119.3	108.7	71.4	108.3
Loan origination commitments	242.4	216.4	—	—	26.0
Defined benefit plan obligation[3]	18.6	18.6	—	—	—
Capital contribution commitments[4]	7.3	4.9	2.4	—	—
Total	**$2,144.0**	**$424.1**	**$238.8**	**$613.1**	**$868.0**

1 Operating lease obligations are presented net of future receipts on contractual sublease arrangements totaling $44.3 million as of September 30, 2004.

2 Purchase obligations include contractual amounts that will be due to purchase goods and services to be used in our operations and may be cancelled at earlier times than those indicated under certain conditions that may include termination fees. In particular, under an agreement to outsource management of our data center and distributed server operations that we can terminate any time after July 1, 2006, we estimate that the termination fee payable in July 2006, not including costs associated with assuming equipment leases, would approximate $14.3 million and would decrease each month for the subsequent two years, reaching a payment of approximately $2.2 million in July 2008.

3 Defined benefit plan obligation relates to our expected contribution to a noncontributory retirement plan and a nonqualified supplemental plan that will be made when the final approval of the noncontributory retirement plan termination is received from the Internal Revenue Service.

4 Capital contribution commitments relate to our contractual commitments to fund certain of our sponsored investment products.

Contingent Obligations

In relation to the auto loan securitization transactions that we have entered into with a number of qualified special purpose entities, we are obligated to cover shortfalls in amounts due to the holders of the notes up to certain levels as specified under the related agreements. As of September 30, 2004, the maximum potential amount of future payments was $23.6 million relating to guarantees made prior to January 1, 2003. In addition, our consolidated balance sheet at September 30, 2004 included a $0.6 million liability to reflect obligations arising from auto securitization transactions subsequent to December 31, 2002.

At September 30, 2004, the banking/finance operating segment had issued financial standby letters of credit totaling $2.5 million on which beneficiaries would be able to draw upon in the event of non-performance by our customers, primarily in relation to lease and lien obligations of these banking customers. These standby letters of credit, issued prior to January 1, 2003, were secured by marketable securities with a fair value of $2.1 million as of September 30, 2004 and commercial real estate.

Off-Balance Sheet Arrangements

As discussed above, we obtain financing for sales commissions that we pay to broker/dealers on Class B and certain Class C shares through LFL, a company established in Ireland to provide DCA financing. We hold a 49% ownership interest in LFL and we account for this ownership interest using the equity method of accounting. Our exposure to loss related to our investment in LFL is limited to the carrying value of our investment and loans, and interest and fees receivable from LFL. At September 30, 2004, those amounts approximated $53.2 million. During fiscal 2004, we recognized a pre-tax charge of approximately $1.8 million for our share of its net loss over this period.

As discussed above, our banking/finance operating segment periodically enters into auto loan securitization transactions with qualified special purpose entities, which then issue asset-backed securities to private investors. Our main objective in entering in securitization transactions is to obtain financing for auto loan activities. Securitized loans held by the securitization trusts totaled $768.9 million at September 30, 2004 and $680.7 million at September 30, 2003.

Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that impact our financial position and results of operations. These estimates and assumptions are affected by our application of accounting policies. Below we describe certain critical accounting policies that we believe are important to understanding our results of operations and financial position. In addition, please refer to Note 1 to the Consolidated Financial Statements for further discussion of our accounting policies.

Goodwill and Other Intangible Assets

At September 30, 2004 our assets included intangible assets as follows:

(in millions)	**Net carrying amount**
Goodwill	$1,381.8
Intangible assets – definite-lived	191.7
Intangible assets – indefinite-lived	479.8
Total	**$2,053.3**

We make significant estimates and assumptions when valuing goodwill and other intangibles in connection with the initial purchase price allocation of an acquired entity, as well as when evaluating impairment of intangibles on an ongoing basis.

Under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", we are required to test the fair value of goodwill and indefinite-lived intangibles when there is an indication of impairment, or at least once a year. Goodwill impairment is indicated when the carrying amount of a reporting unit exceeds its implied fair value, calculated based on anticipated discounted cash flows. In estimating the fair value of the reporting unit, we use valuation techniques based on discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target.

Intangible assets subject to amortization are reviewed for impairment on the basis of the expected future undiscounted operating cash flows, without interest charges, to be derived from these assets. We review definite-lived intangible assets for impairment when there is an indication of impairment, or at least once a year.

During the quarter ended March 31, 2004, we completed our annual impairment test of goodwill and indefinite-lived and definite-lived intangible assets and we determined that there was no impairment to these assets as of October 1, 2003.

In performing our analysis, we used certain assumptions and estimates including those related to discount rates and the expected future period of cash flows to be derived from the assets, based on, among other factors, historical trends and the characteristics of the assets. While we believe that our testing was appropriate, if these estimates and assumptions change in the future, we may be required to record impairment charges or otherwise increase amortization expense.

Income Taxes

As a multinational corporation, we operate in various locations outside the United States. As of September 30, 2004, and based on tax laws in effect as of this date, it is our intention to continue to indefinitely reinvest the undistributed earnings of foreign subsidiaries. As a result, we have not made a provision for U.S. taxes and have not recorded a deferred tax liability on $2.5 billion of cumulative undistributed earnings recorded by foreign subsidiaries as of September 30, 2004. Changes to our policy of reinvesting foreign earnings may have a significant effect on our financial condition and results of operation.

The American Jobs Creation Act of 2004 (the "Act") was signed into law on October 22, 2004. Under a provision of the Act, we may elect to repatriate certain earnings of our foreign-based subsidiaries at a reduced tax rate in either of our fiscal years ending September 30, 2005 or September 30, 2006. We are currently evaluating the effect of this repatriation provision; however, we do not expect to complete this evaluation until after the U.S. Congress or the U.S. Department of the Treasury issue additional guidance regarding this provision. The range of possible amounts we are considering for repatriation is between zero and $1.9 billion, and the potential range of income tax associated with amounts subject to the reduced rate is between zero and $117.0 million.

Valuation of Investments

We record substantially all investments in our financial statements at fair value or amounts that approximate fair value. Where available, we use prices from independent sources such as listed market prices or broker or dealer price quotations. For investments in illiquid and privately held securities that do not have readily determinable fair values, we estimate the value of the securities based upon available information. However, even where the value of a security is derived from an independent market price or broker or dealer quote, some assumptions may be required to determine the fair value. For example, we generally assume that the size of positions in securities that we hold would not be large enough to affect the quoted price of the securities when sold, and that any such sale would happen in an orderly manner. However, these assumptions may be incorrect and the actual value realized on sale could differ from the current carrying value.

We evaluate our investments for other-than-temporary decline in value on a periodic basis. This may exist when the fair value of an investment security has been below the current value for an extended period of time. As most of our investments are carried at fair value, if an other-than-temporary decline in value is determined to exist, the unrealized investment loss recorded net of tax in accumulated other comprehensive income is realized as a charge to net income, in the period in which the other-than-temporary decline in value is determined. In fiscal 2002, we recognized $60.1 million for an other-than-temporary decline in the value of certain investments. We classify securities as trading when it is management's intent at the time of purchase to sell the security within a short period of time. Accordingly, we record unrealized gains and losses on these securities in our consolidated income.

While we believe that we have accurately estimated the amount of other-than-temporary decline in value in our portfolio, different assumptions could result in changes to the recorded amounts in our financial statements.

Loss Contingencies

We are involved in various lawsuits and claims encountered in the normal course of business. When such a matter arises and periodically thereafter, we consult with our legal counsel and evaluate the merits of the claim based on the facts available at that time. In management's opinion, an adequate accrual has been made as of September 30, 2004 to provide for any probable losses that may arise from these matters. See also "Legal Proceedings " included in Part I, Item 3 of this report and "Risk Factors" below.

Variable Interest Entities

Under FIN 46-R, a variable interest entity ("VIE") is an entity in which the equity investment holders have not contributed sufficient capital to finance its activities or the equity investment holders do not have defined rights and obligations normally associated with an equity investment. FIN 46-R requires consolidation of a VIE by the enterprise that has the majority of the risks and rewards of ownership, referred to as the primary beneficiary.

Evaluating whether related entities are VIEs and determining if we qualify as the primary beneficiary of these VIEs, is highly complex and involves the use of estimates and assumptions. To determine our interest in the expected losses or residual returns of each VIE, we performed an expected cash flow analysis using certain discount rate and volatility assumptions based on available historical information and management's estimates. Based on our analysis, we did not consolidate any VIEs in our financial statements as of September 30, 2004. While we believe that our testing and approach were appropriate, future changes in estimates and assumptions may affect our decision and lead to the consolidation of one or more VIEs in our financial statements.

Impact of Inflation

Our Consolidated Financial Statements and related Notes are presented in historical dollars without considering the effect of inflation. Since a significant portion of our assets are liquid in nature, the potential effect of inflation is mitigated. In addition, the majority of our revenues and related expenses are denominated in U.S. dollars, a currency that has not been significantly affected by the impact of changes in prices in recent years. To the extent that a potential rise in inflation may affect the securities and the consumer lending markets, it may adversely affect our financial position and results of operation in the future.

Banking/Finance Group Interest Income and Margin Analysis

The following table presents the banking/finance operating segment's net interest income and margin for the fiscal years ended September 30, 2004, 2003 and 2002:

	2004			2003			2002		
(in millions)	Average Balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Federal funds sold and securities purchased under agreements to resell	$32.1	$0.3	0.93%	$59.8	$0.9	1.51%	$91.5	$1.4	1.53%
Investment securities, available-for-sale	321.4	11.0	3.42%	421.3	18.2	4.32%	368.7	18.4	4.99%
Loans to banking clients[1]	451.3	27.7	6.14%	460.3	30.4	6.60%	490.7	33.5	6.83%
Total earning assets	$804.8	$39.0	4.85%	$941.4	$49.5	5.26%	$950.9	$53.3	5.61%
Interest-bearing deposits	$597.5	$4.3	0.72%	$692.8	$6.4	0.92%	$814.2	$9.8	1.20%
Inter-segment debt	88.2	1.4	1.59%	121.5	2.5	2.06%	150.6	5.4	3.59%
Federal funds purchased and securities sold under agreements to repurchase	15.6	0.2	1.28%	20.8	0.3	1.44%	19.2	0.4	2.08%
Total interest-bearing liabilities	$701.3	$5.9	0.84%	$835.1	$9.2	1.10%	$984.0	$15.6	1.59%
Net interest income and margin		$33.1	4.11%		$40.3	4.28%		$37.7	3.96%

[1] Non-accrual loans are included in the average loans receivable balance.

Quarterly Information (Unaudited)

(in thousands except per share data)

Quarter	First	Second	Third	Fourth
2004				
Operating revenues	$809,666	$878,995	$867,815	$881,732
Operating income	$222,860	$225,210	$240,986	$241,769
Net income	$172,296	$172,791	$173,896	$187,681
Earnings per share				
Basic	$0.70	$0.69	$0.70	$0.75
Diluted	$0.69	$0.68	$0.69	$0.74
Dividend per share	$0.085	$0.085	$0.085	$0.085
Common stock price per share				
High	$52.25	$62.10	$57.81	$56.47
Low	$43.39	$52.02	$48.10	$46.85
2003				
Operating revenues	$606,836	$614,711	$685,949	$724,628
Operating income	$139,455	$139,706	$169,375	$199,540
Net income	$109,760	$109,603	$131,388	$152,079
Earnings per share				
Basic	$0.43	$0.43	$0.52	$0.61
Diluted	$0.43	$0.43	$0.52	$0.61
Dividend per share	$0.075	$0.075	$0.075	$0.075
Common stock price per share				
High	$37.85	$37.01	$40.85	$46.95
Low	$27.90	$29.99	$32.84	$38.66
2002				
Operating revenues	$619,211	$627,010	$667,150	$609,488
Operating income	$142,865	$148,019	$153,852	$140,766
Net income	$118,519	$119,996	$125,690	$68,518
Earnings per share				
Basic	$0.45	$0.46	$0.48	$0.26
Diluted	$0.45	$0.46	$0.48	$0.26
Dividend per share	$0.070	$0.070	$0.070	$0.070
Common stock price per share				
High	$37.85	$44.15	$44.48	$43.15
Low	$30.85	$34.52	$39.45	$29.52

Risk Factors

We face strong competition from numerous and sometimes larger companies. We compete with numerous investment management companies, stock brokerage and investment banking firms, insurance companies, banks, savings and loan associations and other financial institutions. Continuing consolidation in the financial services industry has created stronger competitors with greater financial resources and broader distribution channels than our own. Additionally, competing securities broker/dealers whom we rely upon to distribute our mutual funds also sell their own proprietary funds and investment products, which could limit the distribution of our investment products. To the extent that existing or potential customers, including securities broker/dealers, decide to invest in or distribute the products of our competitors, the sales of our products as well as our market share, revenues and net income could decline.

Changes in the distribution channels on which we depend could reduce our revenues and hinder our growth. We derive nearly all of our fund sales through broker/dealers and other similar investment advisers. Increasing competition for these distribution channels and recent regulatory initiatives, have caused our distribution costs to rise and could cause further increases in the future. Higher distribution costs lower our net revenues and earnings. Additionally, if one of the major financial advisers who distribute our products were to cease their operations, it could have a significant adverse impact on our revenues and earnings. Moreover, our failure to maintain strong business relationships with these advisers would impair our ability to distribute and sell our products, which would have a negative effect on our level of assets under management, related revenues and overall business and financial condition.

We have become subject to an increased risk of volatility of the assets we manage caused by changes in the financial and equity markets. We have become subject to an increased risk of asset volatility from changes in the domestic and global financial and equity markets due to the continuing threat of terrorism. Declines in these markets have caused in the past, and would cause in the future, a decline in our revenue and income.

The levels of our assets under management, which impact revenues, are subject to significant fluctuations. Global economic conditions, changes in the equity market place, interest rates, inflation rates, the yield curve and other factors that are difficult to predict affect the mix, market values and levels of our assets under management. Changing market conditions may cause a shift in our asset mix towards fixed-income products and a related decline in our revenue and income, since we generally derive higher fee revenues and income from equity assets than from fixed-income products we manage. Similarly, our securitized consumer receivables business is subject to marketplace fluctuation, including economic and credit market downturns.

We face risks associated with conducting operations in numerous foreign countries. We sell mutual funds and offer investment advisory and related services in many different regulatory jurisdictions around the world, and intend to continue to expand our operations internationally. Regulators in these jurisdictions could change their policies or laws in a manner that might restrict or otherwise impede our ability to distribute or register investment products in their respective markets.

Our ability to successfully integrate widely varied business lines can be impeded by systems and other technological limitations. Our continued success in effectively managing and growing our business both domestically and abroad, depends on our ability to integrate the varied accounting, financial, information and operational systems of our various businesses on a global basis.

Our inability to meet cash needs could have a negative effect on our financial condition and business operations. Our ability to meet anticipated cash needs depends upon factors including our asset value, our creditworthiness as perceived by lenders and the market value of our stock. Similarly, our ability to securitize and hedge future loan portfolios and credit card receivables, and to obtain continued financing for certain Class C shares, is also subject to the market's perception of those assets, finance rates offered by competitors, and the general market for private debt. If we are unable to obtain these funds and financing, we may be forced to incur unanticipated costs or revise our business plans.

Certain of the portfolios we manage, including our emerging market portfolios, and related revenues are vulnerable to market-specific political or economic risks. Our emerging market portfolios and revenues derived from managing these portfolios are subject to significant risks of loss from political and diplomatic developments, currency fluctuations, social instability, changes in governmental polices, expropriation, nationalization, asset confiscation and changes in legislation related to foreign ownership. Foreign trading markets, particularly in some emerging market countries are often smaller, less liquid, less regulated and significantly more volatile than the U.S. and other established markets.

Diverse and strong competition limits the interest rates that we can charge on consumer loans. We compete with many types of institutions for consumer loans, which can provide loans at significantly below-market interest rates in connection with automobile sales or in some cases zero interest rates. Our inability to compete effectively against these companies or to maintain our relationships with the various automobile dealers through whom we offer consumer loans could limit the growth of our consumer loan business. Economic and credit market downturns could reduce the ability of our customers to repay loans, which could cause our consumer loan portfolio losses to increase.

We are subject to Federal Reserve Board regulation. Upon completion of our acquisition of Fiduciary Trust in April 2001, we became a bank holding company and a financial holding company subject to the supervision and regulation of the Federal Reserve Board (the "FRB"). We are subject to the restrictions, limitations, or prohibitions of the Bank Holding Company Act of 1956 and the Gramm-Leach-Bliley Act. The FRB may impose additional limitations or restrictions on our activities, including if the FRB believes that we do not have the appropriate financial and managerial resources to commence or conduct an activity or make an acquisition.

Technology and operating risk and limitations could constrain our operations. We are highly dependent on the integrity of our technology, operating systems and premises. Although we have in place certain disaster recovery plans, we may experience system delays and interruptions as a result of natural disasters, power failures, acts of war, and third party failures, which could negatively impact our operations.

Governmental investigations, settlements of such investigations, ongoing and proposed governmental actions, and regulatory examinations of the Company and its business activities as well as civil litigation arising out of or related to such matters could adversely impact our assets under management, increase costs and negatively impact the profitability of the company and future financial results. As part of various investigations by the Securities and Exchange Commission ("SEC"), the U.S. Attorney for the Northern District of California, the New York Attorney General, the California Attorney General, the U.S. Attorney for the District of Massachusetts, the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts, the Florida Department of Financial Services and the Commissioner of Securities, the West Virginia Attorney General, the Vermont Department of Banking, Insurance, Securities, and Health Care Administration and the National Association of Securities Dealers, Inc. ("NASD"), relating to certain practices in the mutual fund industry, including late trading, market timing and marketing support payments to securities dealers who sell fund shares, Franklin Resources, Inc. and certain of its subsidiaries (as used in this section, together, the "Company"), as well as certain current or former executives and employees of the Company, received requests for information and/or subpoenas to testify or produce documents. The Company and its current employees provided documents and information in response to these requests and subpoenas. In addition, the Company responded, and in one instance is currently responding, to requests for similar kinds of information from regulatory authorities in some of the foreign countries where the Company conducts its global asset management business.

Franklin Templeton Investments Corp. ("FTIC"), a Company subsidiary and the investment manager of Franklin Templeton's Canadian mutual Funds, has been cooperating with and responding to requests for information from the Ontario Securities Commission (the "OSC") relating to the OSC's review of frequent trading practices within the Canadian mutual fund industry. On December 10, 2004, FTIC received a letter indicating that the staff of the OSC is contemplating enforcement proceedings against FTIC before the OSC. In its letter, the OSC staff expressed the view that, over the period of February 1999 to February 2003, there were certain accounts that engaged in a frequent trading market timing strategy in certain funds being managed by FTIC. The letter also gave FTIC the opportunity to respond to the issues raised in the letter and to provide the OSC staff with additional information relevant to these matters. The Company expects to enter into discussions with the OSC staff in an effort to resolve the issues raised in the OSC's review. The Company cannot predict the likelihood of whether those discussions will result in a settlement, or the terms of any such settlement.

On December 9, 2004, the staff of the NASD informed the Company that it has made a preliminary determination to recommend a disciplinary proceeding against Franklin/Templeton Distributors, Inc. ("FTDI"), alleging that FTDI violated certain NASD rules by the use of directed brokerage commissions to pay for sales and marketing support. FTDI has also received a separate letter from the NASD staff advising FTDI of the NASD staff's preliminary determination to recommend a disciplinary proceeding against FTDI alleging violation of certain NASD rules relating to FTDI's Top Producers program. The Company believes that any such charges are unwarranted.

On August 2, 2004, Franklin Resources, Inc. announced that its subsidiary, Franklin Advisers, Inc. ("Franklin Advisers") reached an agreement with the SEC that resolved the issues resulting from the previously disclosed SEC investigation into market timing activity. In connection with that agreement, the SEC issued an "Order instituting administrative and cease-and-desist proceedings pursuant to sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and sections 9(b) and 9(f) of the Investment Company Act of 1940, making findings and imposing remedial sanctions and a cease and desist order" (the "Order"). The SEC's Order concerned the activities of a limited number of third parties that ended in 2000 and those that were the subject of the first Massachusetts administrative complaint described below.

Under the terms of the SEC's Order, pursuant to which Franklin Advisers neither admitted nor denied any of the findings contained therein, Franklin Advisers agreed to pay $50 million to be distributed to shareholders of certain of the Franklin Templeton mutual funds ("Funds"), of which $20 million was a civil penalty. The settlement was provided for as part of a charge of $60 million ($45.6 million, net of taxes) recorded in the fiscal quarter ended March 31, 2004. This charge represented the Company's estimate of the anticipated settlement and related legal and distribution costs.

The Order required Franklin Advisers to, among other things:

- Enhance and periodically review compliance policies and procedures, and establish a corporate ombudsman;
- Establish a new internal position whose responsibilities shall include compliance matters related to conflicts of interests; and
- Retain an Independent Distribution Consultant to develop a plan to distribute the $50 million settlement to Fund shareholders.

The Order further provided that in any related investor actions, Franklin Advisers would not benefit from any offset or reduction of any investor's claim by the amount of any distribution from the above-described $50 million to such investor that is proportionately attributable to the civil penalty paid by Franklin Advisers.

On September 20, 2004, Franklin Resources, Inc. announced that two of its subsidiaries, Franklin Advisers, Inc. and Franklin Templeton Alternative Strategies, Inc. ("FTAS"), reached an agreement with the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts (the "State of Massachusetts") related to the previously-disclosed administrative complaint filed on February 4, 2004. The administrative complaint concerned one instance of market timing that was also a subject of the August 2, 2004 settlement that Franklin Advisers reached with the SEC, as described above.

Under the terms of the settlement consent order issued by the State of Massachusetts, Franklin Advisers and FTAS consented to the entry of a cease and desist order and agreed to pay a $5 million administrative fine to the State of Massachusetts (the "Massachusetts Consent Order"). Franklin Resources, Inc. recorded this expense in the quarter ended September 30, 2004. The Massachusetts Consent Order included two different sections: "Statements of Fact" and "Violations of Massachusetts Securities Laws." Franklin Advisers and FTAS admitted the facts in the Statements of Fact.

On October 25, 2004, the State of Massachusetts filed a second administrative complaint, alleging that Franklin Resources, Inc.'s Form 8-K filing (in which it described the Massachusetts Consent Order and stated that "Franklin did not admit or deny engaging in any wrongdoing") failed to state that Franklin Advisers and FTAS admitted the Statements of Fact portion of the Massachusetts Consent Order (the "Second Complaint"). Franklin Resources, Inc. reached a second agreement with the State of Massachusetts on November 19, 2004, resolving the Second Complaint. As a result of the November 19, 2004 settlement, Franklin Resources, Inc. filed a new Form 8-K. The terms of the original settlement did not change and there was no monetary fine associated with this second settlement.

On November 17, 2004, Franklin Resources, Inc. announced that FTDI reached an agreement with the CAGO, resolving the issues resulting from the CAGO's investigation concerning sales and marketing support payments. The Company believes that the settlement of the CAGO matter is in the best interest of the Company and its Fund shareholders. Under the terms of the settlement, FTDI neither admitted nor denied the allegations in the CAGO's complaint and agreed to pay $2 million as a civil penalty, $14 million to Franklin Templeton funds and $2 million to the CAGO for its investigative costs.

As a result of the CAGO settlement, the results for the quarter and fiscal year ended September 30, 2004 announced on October 28, 2004 were adjusted to include an additional charge to income of $18.5 million ($12.2 million, net of tax). This adjustment was made in accordance with generally accepted accounting principles in the United States, which require the Company to update estimates when additional information becomes available after the end of the reporting period but prior to the issuance of the financial statements with respect to loss contingencies that existed as of the date of the financial statements.

On December 13, 2004, Franklin Resources, Inc. announced that its subsidiaries FTDI and Franklin Advisers reached an agreement with the SEC, resolving the issues resulting from the SEC's investigation concerning marketing support payments to securities dealers who sell Fund shares. In connection with that agreement, the SEC issued an "Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions Pursuant to Section 203(e) and 203(k) of the Investment Advisers Act of 1940, Sections 9(b) and 9(f) of the Investment Company Act of 1940, and Section 15(b) of the Securities Exchange Act of 1934 (the "Order").

The Company believes that the settlement of this matter is in the best interest of the Company and its Fund shareholders. Under the terms of the Order, in which FTDI and Franklin Advisers neither admitted nor denied the findings contained therein, they agreed to pay the Funds a penalty of $20 million and $1 in disgorgement. FTDI and Franklin Advisers also agreed to implement certain measures and undertakings relating to marketing support payments to broker-dealers for the promotion or sale of Fund shares, including making additional disclosures in the Funds' Prospectuses and Statements of Additional Information. The Order further requires the appointment of an independent distribution consultant, at the Company's expense, who shall develop a plan for the distribution of the penalty and disgorgement to the Funds. A charge of $21.5 million ($17.3 million, net of taxes) was recorded by the Company in its fiscal quarter ended June 30, 2004 related to this matter.

Internal Inquiries. The Company also conducted its own internal fact-finding inquiry with the assistance of outside counsel to determine whether any Fund shareholders, including Company employees, were permitted to engage in late trading or in market timing transactions contrary to the policies of the affected Fund and, if so, the circumstances and persons involved. The Company's internal inquiry regarding market timing and late trading is complete. We did not find any late trading, though we identified various instances of frequent trading. One officer of a subsidiary of Franklin Resources, Inc. was placed on administrative leave and subsequently resigned from his position with the Company in December 2003.

We found no instances of inappropriate mutual fund trading by any portfolio manager, investment analyst or officer of Franklin Resources, Inc. As previously disclosed, the Company identified some instances of frequent trading in shares of certain Funds by a few current or former employees in their personal 401(k) plan accounts. These individuals included one trader and one officer of the Funds. Pending our further inquiry, these two individuals were placed on administrative leave and the officer resigned from his positions with the Funds. The independent directors of the Funds and the Company also retained independent outside counsel to review these matters and to report their findings and recommendations. Based on independent counsel's findings and recommendations, the Company reinstated the trader. The independent counsel concluded that some instances of the former Fund officer's trading violated Company policy, and the Company was prepared to institute appropriate disciplinary action. Subsequently, the former Fund officer resigned from his employment with the Company. The Company does not believe there were any losses to the Funds as a result of this trading.

Class Action and Other Lawsuits. The Company has been named in shareholder class and other actions related to some of the matters described above. See "Legal Proceedings" included in Part I, Item 3 of this report. Management believes that the claims made in the lawsuits are without merit and intends to vigorously defend against them. It is possible that the Company may be named in additional similar civil actions related to some of the matters described above.

Regulatory or legislative actions and reforms, particularly those specifically focused on the mutual fund industry, could adversely impact our assets under management, increase costs and negatively impact the profitability of the company and future financial results. Pending regulatory and legislative actions and reforms affecting the mutual fund industry may significantly increase the Company's costs of doing business and/or negatively impact its revenues, either of which could have a material negative impact on the Company's financial results.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

In the normal course of business, our financial position is subject to market risk: the potential loss due to changes in the value of investments including those resulting from adverse changes in interest rates, foreign exchange and/or equity prices. Management is responsible for managing this risk. Our Enterprise Risk Management Committee is responsible for providing a framework to assist management to identify, assess and manage market and other risks.

Our banking/finance operating segment is exposed to interest rate fluctuations on its loans receivable, debt securities held, and deposit liabilities. In our banking/finance operating segment, we monitor the net interest rate margin and the average maturity of interest earning assets, as well as funding sources. In addition, as of September 30, 2004, we have considered the potential impact of the effect on the banking/finance operating segment balances, individually and collectively, of a 100 basis point (1%) movement in market interest rates. Based on our analysis, we do not expect that this change would have a material impact on our operating revenues or results of operations in either scenario.

Our investment management operating segment is exposed to changes in interest rates through its investment in debt securities and its outstanding debt. We minimize the impact of interest rate fluctuations related to our investments in debt securities by managing the maturities of these securities, and through diversification. Our exposure to interest rate changes related to our debt issuances is not material since a significant percentage of our outstanding debt is at fixed interest rates.

We are subject to foreign exchange risk through our foreign operations. We operate primarily in the United States, but also provide services and earn revenues in Canada, the Bahamas, Europe, Asia, South America, Africa and Australia. Our exposure to foreign exchange risk is minimized since a significant portion of these revenues and associated expenses are denominated in U.S. dollars. This situation may change in the future as our business continues to grow outside the United States.

We are exposed to equity price fluctuations through securities we hold that are carried at fair value and through investments held by majority-owned sponsored investment products that we consolidate. To mitigate this risk, we maintain a diversified investment portfolio. Our exposure to equity price fluctuations is also minimized as we sponsor a broad range of investment products in various global jurisdictions.

Item 8. Financial Statements and Supplementary Data.

Index of Consolidated Financial Statements for the years ended September 30, 2004, 2003, and 2002.

CONTENTS **Page**

Consolidated Financial Statements of Franklin Resources, Inc.:

Consolidated Statements of Income
for the years ended September 30, 2004, 2003, and 2002 54

Consolidated Balance Sheets
as of the years ended September 30, 2004 and 2003 56

Consolidated Statements of Stockholders' Equity and Comprehensive Income
as of and for the years ended September 30, 2004, 2003, and 2002 58

Consolidated Statements of Cash Flows
for the years ended September 30, 2004, 2003, and 2002 60

Notes to Consolidated Financial Statements 62

Report of Independent Registered Public Accounting Firm 93

All schedules have been omitted as the information is provided in the financial statements or in related notes thereto or is not required to be filed as the information is not applicable.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

For the Years Ended September 30,	2004	2003	2002
Operating Revenues			
Investment management fees	$1,970,628	$1,487,331	$1,462,655
Underwriting and distribution fees	1,150,922	852,350	797,023
Shareholder servicing fees	244,063	217,225	191,302
Consolidated sponsored investment products income, net	3,519	93	—
Other, net	69,076	75,125	71,878
Total operating revenues	3,438,208	2,632,124	2,522,858
Operating Expenses			
Underwriting and distribution	1,035,111	768,519	720,560
Compensation and benefits	769,438	649,882	645,104
Information systems, technology and occupancy	273,540	285,329	294,161
Advertising and promotion	112,017	92,399	106,877
Amortization of deferred sales commissions	98,893	73,501	67,608
Amortization of intangible assets	17,604	16,961	17,107
Provision for governmental investigations, proceedings and actions	105,000	—	—
September 11, 2001 recovery, net	(30,277)	(4,401)	—
Other	126,057	101,858	85,939
Total operating expenses	2,507,383	1,984,048	1,937,356
Operating income	930,825	648,076	585,502
Other Income (Expenses)			
Consolidated sponsored investment products gains, net	3,393	1,645	—
Investment and other income	90,306	70,392	5,075
Interest expense	(30,658)	(19,910)	(12,302)
Other income (expenses), net	63,041	52,127	(7,227)
Income before taxes on income and cumulative effect of an accounting change	993,866	700,203	578,275
Taxes on income	291,981	197,373	145,552
Income before cumulative effect of an accounting change, net of tax	701,885	502,830	432,723
Cumulative effect of an accounting change, net of tax	4,779	—	—
Net Income	**$706,664**	**$502,830**	**$432,723**

[Table continued on next page]

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

[Table continued from previous page]

(in thousands, except per share data) For the Years Ended September 30,	2004	2003	2002
Basic Earnings Per Share			
Income before cumulative effect of an accounting change	$2.82	$1.98	$1.66
Cumulative effect of an accounting change	0.02	—	—
Net Income	$2.84	$1.98	$1.66
Diluted Earnings Per Share			
Income before cumulative effect of an accounting change	$2.78	$1.97	$1.65
Cumulative effect of an accounting change	0.02	—	—
Net Income	$2.80	$1.97	$1.65
Dividends Per Share	$0.34	$0.30	$0.28

See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands)

As of the Years Ended September 30,	2004	2003
Assets		
Current Assets		
Cash and cash equivalents	$2,814,184	$1,017,023
Receivables	406,247	338,292
Investment securities, trading	257,329	41,379
Investment securities, available-for-sale	432,665	1,480,554
Deferred taxes and other	133,787	91,579
Total current assets	4,044,212	2,968,827
Banking/Finance Assets		
Cash and cash equivalents	103,004	36,672
Loans held for sale	82,481	3,006
Loans receivable, net	334,676	467,666
Investment securities, available-for-sale	265,870	358,387
Other	39,813	52,694
Total banking/finance assets	825,844	918,425
Non-Current Assets		
Investments, other	388,819	280,356
Deferred sales commissions	299,069	215,816
Property and equipment, net	470,578	356,772
Goodwill	1,381,757	1,335,517
Other intangible assets, net	671,500	684,281
Receivable from banking/finance group	37,784	102,864
Other	108,572	107,891
Total non-current assets	3,358,079	3,083,497
Total Assets	**$8,228,135**	**$6,970,749**

See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands)

As of the Years Ended September 30,	2004	2003
Liabilities and Stockholders' Equity		
Current Liabilities		
Compensation and benefits	$284,483	$225,446
Commercial paper and current maturities of long-term debt	170,000	287
Accounts payable and accrued expenses	249,789	112,630
Commissions	128,341	95,560
Income taxes	76,862	43,500
Other	11,640	11,103
Total current liabilities	921,115	488,526
Banking/Finance Liabilities		
Deposits	555,746	633,983
Payable to parent	37,784	102,864
Other	65,187	65,133
Total banking/finance liabilities	658,717	801,980
Non-Current Liabilities		
Long-term debt	1,196,409	1,108,881
Deferred taxes	236,126	203,498
Other	32,895	32,412
Total non-current liabilities	1,465,430	1,344,791
Total liabilities	3,045,262	2,635,297
Minority Interest	76,089	25,344
Commitments and Contingencies (Note 13)		
Stockholders' Equity		
Preferred stock, $1.00 par value, 1,000,000 shares authorized; none issued	—	—
Common stock, $0.10 par value, 500,000,000 shares authorized; 249,680,498 and 245,931,522 shares issued and outstanding, for 2004 and 2003	24,968	24,593
Capital in excess of par value	255,137	108,024
Retained earnings	4,751,504	4,129,644
Accumulated other comprehensive income	75,175	47,847
Total stockholders' equity	5,106,784	4,310,108
Total Liabilities and Stockholders' Equity	**$8,228,135**	**$6,970,749**

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands)

As of and for the Years Ended September 30, 2004, 2003, and 2002	Shares Common Stock	Common Stock	Capital in Excess of Par Value
Balance, October 1, 2001	**260,798**	**$26,080**	**$657,878**
Net income			
Other comprehensive income			
Net unrealized loss on investments			
Currency translation adjustments			
Minimum pension liability adjustment			
Total comprehensive income			
Purchase of stock	(3,929)	(393)	(124,538)
Cash dividends on common stock			
Issuance of restricted shares, net	842	84	27,469
Employee stock plan (ESIP) shares	436	44	14,323
Proceeds from issuance of put options			6,954
Exercise of options and other	408	41	16,110
Balance, September 30, 2002	**258,555**	**25,856**	**598,196**
Net income			
Other comprehensive income			
Net unrealized gains on investments			
Currency translation adjustments			
Minimum pension liability adjustment			
Total comprehensive income			
Purchase of stock	(15,275)	(1,528)	(574,153)
Cash dividends on common stock			
Issuance of restricted shares, net	913	91	28,282
Employee stock plan (ESIP) shares	524	52	16,785
Net put option premiums and settlements			1,335
Reclassification of put options to liability			(7,289)
Exercise of options and other	1,215	122	44,868
Balance, September 30, 2003	**245,932**	**24,593**	**108,024**
Net income			
Other comprehensive income			
Net unrealized gains on investments			
Currency translation adjustments			
Minimum pension liability adjustment			
Total comprehensive income			
Purchase of stock	(1,347)	(134)	(67,458)
Cash dividends on common stock			
Issuance of restricted shares, net	1,004	100	45,725
Employee stock plan (ESIP) shares	594	59	21,710
Tax benefit from employee stock plans			18,567
Exercise of options	3,497	350	128,569
Balance, September 30, 2004	**249,680**	**$24,968**	**$255,137**

[Table continued on next page]

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

[Table continued from previous page]

(in thousands)

As of and for the Years Ended September 30, 2004, 2003, and 2002	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Total Comprehensive Income
Balance, October 1, 2001	**$3,342,979**	**$(49,041)**	**$3,977,896**	
Net income	432,723		432,723	$432,723
Other comprehensive income				
Net unrealized loss on investments		(4,084)	(4,084)	(4,084)
Currency translation adjustments		(837)	(837)	(837)
Minimum pension liability adjustment		(5,780)	(5,780)	(5,780)
Total comprehensive income				$422,022
Purchase of stock			(124,931)	
Cash dividends on common stock	(73,066)		(73,066)	
Issuance of restricted shares, net			27,553	
Employee stock plan (ESIP) shares			14,367	
Proceeds from issuance of put options			6,954	
Exercise of options and other			16,151	
Balance, September 30, 2002	**3,702,636**	**(59,742)**	**4,266,946**	
Net income	502,830		502,830	$502,830
Other comprehensive income				
Net unrealized gain on investments		72,222	72,222	72,222
Currency translation adjustments		30,727	30,727	30,727
Minimum pension liability adjustment		4,640	4,640	4,640
Total comprehensive income				$610,419
Purchase of stock			(575,681)	
Cash dividends on common stock	(75,822)		(75,822)	
Issuance of restricted shares, net			28,373	
Employee stock plan (ESIP) shares			16,837	
Net put option premiums and settlements			1,335	
Reclassification of put options to liability			(7,289)	
Exercise of options and other			44,990	
Balance, September 30, 2003	**4,129,644**	**47,847**	**4,310,108**	
Net income	706,664		706,664	$706,664
Other comprehensive income				
Net unrealized gains on investments		9,292	9,292	9,292
Currency translation adjustments		16,895	16,895	16,895
Minimum pension liability adjustment		1,141	1,141	1,141
Total comprehensive income				$733,992
Purchase of stock			(67,592)	
Cash dividends on common stock	(84,804)		(84,804)	
Issuance of restricted shares, net			45,825	
Employee stock plan (ESIP) shares			21,769	
Tax benefit from employee stock plans			18,567	
Exercise of options			128,919	
Balance, September 30, 2004	**$4,751,504**	**$75,175**	**$5,106,784**	

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

For the Years Ended September 30,	2004	2003	2002
Net income	**$706,664**	**$502,830**	**$432,723**
Adjustments to reconcile net income to net cash provided by operating activities			
(Increase) decrease in receivables, prepaid expenses and other	(69,836)	(49,205)	66,266
Net advances of deferred sales commissions	(182,146)	(158,942)	(102,092)
Increase (decrease) in other current liabilities	59,969	50,643	(4,705)
Provision for governmental investigations, proceedings and actions	92,814	—	—
Increase (decrease) in deferred income taxes and taxes payable	49,150	(20,894)	72,025
Increase (decrease) in commissions payable	32,781	14,526	(2,485)
Increase in accrued compensation and benefits	110,555	30,367	26,655
Originations of loans held for sale	(79,478)	—	—
Net proceeds from securitization of loans held for sale	294,996	—	—
Net change in trading securities	(215,950)	(4,677)	—
Equity in net income of affiliated companies	(20,605)	(6,934)	(1,567)
Depreciation and amortization	183,437	177,420	183,121
(Gains) losses on asset disposal, net and other	(18,993)	1,280	5,224
Other-than-temporary decline in investments value	—	—	60,068
Net cash provided by operating activities	**943,358**	**536,414**	**735,233**
Purchase of investments	(2,346,070)	(2,332,937)	(1,501,253)
Liquidation of investments	3,407,267	1,977,077	1,284,557
Purchase of banking/finance investments	(2,882)	(275,407)	(273,099)
Liquidation of banking/finance investments	97,542	439,264	209,678
Net proceeds from securitization of loans receivable	179,965	442,961	558,082
Net origination of loans receivable	(337,114)	(471,234)	(426,386)
Additions of property and equipment	(25,933)	(52,653)	(53,062)
Proceeds from sale of property and equipment	4,677	2,494	9,569
Acquisitions of subsidiaries, net of cash acquired	(68,255)	—	(51,779)
Insurance proceeds related to September 11, 2001 event	32,487	10,643	28,562
Net cash provided by (used in) investing activities	**941,684**	**(259,792)**	**(215,131)**
(Decrease) increase in bank deposits	(78,236)	(99,588)	9,963
Exercise of common stock options	128,919	45,435	17,047
Net put option premiums and settlements	—	1,335	6,059
Dividends paid on common stock	(82,006)	(75,441)	(71,778)
Purchase of stock	(67,593)	(575,681)	(124,931)
Increase in debt	277,281	523,627	103,794
Payments on debt	(199,914)	(23,218)	(75,859)
Net cash used in financing activities	**(21,549)**	**(203,531)**	**(135,705)**
Increase (decrease) in cash and cash equivalents	1,863,493	73,091	384,397
Cash and cash equivalents, beginning of year	1,053,695	980,604	596,207
Cash and cash equivalents, end of year	**$2,917,188**	**$1,053,695**	**$980,604**

[Table continued on next page]

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Table continued from previous page]

(in thousands)

For the Years Ended September 30,	2004	2003	2002
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Interest, including banking/finance group interest except inter-segment interest	$35,347	$19,260	$16,746
Income taxes	238,730	142,799	125,083
Supplemental disclosure of non-cash information			
Value of common stock issued, primarily restricted stock	$53,883	$28,465	$28,009
Total assets related to the consolidation of certain sponsored investment products and a lessor trust, net of deconsolidated assets	168,486	45,492	—
Total liabilities related to the consolidation of certain sponsored investment products and a lessor trust, net of deconsolidated liabilities	141,886	1,556	—
Fair value of subsidiary assets acquired	37,690	—	—
Fair value of subsidiary liabilities assumed	6,345	—	—

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Significant Accounting Policies

We derive the majority of our revenues and net income from providing investment management, administration, distribution and related services to the Franklin, Templeton, Mutual Series, Bissett, Fiduciary Trust and Darby Overseas funds, institutional, high net-worth and other investment products, collectively called our sponsored investment products. Services to our sponsored investment products are provided under contracts that set forth the level and nature of the fees to be charged for these services. The majority of our revenues relate to mutual fund products that are subject to contracts that are periodically reviewed and approved by each mutual fund's Board of Directors/Trustees and/or its shareholders. Currently, no single sponsored investment product's revenues represent more than 10% of total revenues.

Basis of Presentation. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America, which require us to estimate certain amounts. Actual amounts may differ from these estimates. Certain comparative amounts for prior years have been reclassified to conform to the fiscal 2004 financial statement presentation.

The consolidated financial statements include the accounts of Franklin Resources, Inc. and its subsidiaries ("Franklin Templeton Investments"). All material inter-company accounts and transactions have been eliminated except that we have not eliminated the receivable from banking/finance group and payable to parent from our Consolidated Balance Sheets which represent balances outstanding related to the funding of banking activities, including auto and credit card loan financing. In addition, the related inter-company interest expense is included in other, net revenue and the inter-company interest income is included in investment and other income in our Consolidated Statements of Income (see Note 20). This treatment provides additional information on funding sources available to the banking/finance group and on its operations.

Cash and Cash Equivalents include cash on hand, demand deposits with banks, debt instruments with maturities of three months or less at the purchase date and other highly liquid investments, including money market funds, which are readily convertible into cash.

Investment Securities, Trading are carried at fair value based on the last reported net asset value with changes in fair value recognized in our consolidated net income. Trading securities include investments held by majority-owned sponsored investment products that are consolidated in our financial statements.

Investment Securities, Available-for-Sale are carried at fair value. Fair values for investments in our sponsored investment products are based on the last reported net asset value. Fair values for other investments are based on the last reported price on the exchange on which they are traded. Realized gains and losses are included in investment income currently based on specific identification. Unrealized gains and losses are recorded net of tax as part of accumulated other comprehensive income until realized.

When the cost of an investment exceeds its fair value, we review the investment for an other-than-temporary decline in value. In making the determination of whether the decline is other-than-temporary, we use a systematic methodology that includes consideration of the duration and extent to which the fair value is less than cost, the financial condition of the investee, including industry and sector performance, and our intent and ability to hold the investment. When a decline in fair value of an available-for-sale security is determined to be other-than-temporary, the unrealized loss recorded net of tax in accumulated other comprehensive income is realized as a charge to net income.

Derivatives. Generally, we do not hold or issue derivative financial instruments for trading purposes. Periodically, we enter into interest-rate swap agreements to reduce variable interest-rate exposure with respect to our commercial paper, designated as cash flow hedges, and to hedge exposures or modify the interest rate characteristics of fixed-rate borrowings with maturities in excess of one year, designated as fair value hedges. As of September 30, 2004, we held interest rate swaps with a total notional amount of $51.7 million and these were reported at their fair value of $1.4 million.

We periodically enter into spot and forward currency contracts as principal to facilitate client transactions and, on limited occasions, hold currency options for our own account. It is our policy that substantially all forward contracts be covered no later than the close of business each day. Gains or losses on these contracts are reflected in the Consolidated Statements of Income. The gross fair market value of all contracts outstanding that had a positive fair market value represents a credit exposure to the extent that counterparties fail to settle their contractual obligations. This risk is mitigated by the use of master netting agreements, careful evaluation of counterparty credit standings, diversification and limits. Credit exposure was not significant at September 30, 2004.

From time to time, we sell put options giving the purchaser the right to sell shares of our common stock to us at a specified price upon exercise of the options on the designated expiration dates if certain conditions are met. The likelihood that we will have to purchase our stock and the purchase price is contingent on the market value of our stock when the put option contract becomes exercisable. These put options are carried at fair value with changes in fair value recognized in our consolidated net income. At September 30, 2004, there were no put options outstanding.

Loans Receivable. Our banking/finance group offers retail-banking and consumer lending services. We accrue interest on loans using the simple interest method. The majority of retail-banking loans are at variable rates, which are adjusted periodically. Loans originated and intended for sale are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance included in other, net revenues.

Allowance for Loan Losses. An allowance for probable loan losses on our consumer loan portfolio is maintained at a level sufficient to absorb probable losses inherent in the loan portfolio. Probable losses are estimated for the consumer loan portfolio based on contractual delinquency status and historical loss experience. The allowance on our consumer portfolio is based on aggregated portfolio segment evaluations, generally by loan type, and reflects our judgment of portfolio risk factors such as economic conditions, bankruptcy trends, product mix, geographic concentrations and other similar items. A loan is charged to the allowance for probable loan losses when it is deemed to be uncollectible, taking into consideration the value of the collateral, the financial condition of the borrower and other factors. Recoveries on loans previously charged-off as uncollectible are credited to the allowance for probable loan losses. Beginning in fiscal 2004, the allowance for probable loan losses on our auto loan portfolio no longer includes a portion of acquisition discounts from our purchase of automobile installment loan contracts, commonly referred to as dealer holdbacks.

We have not recorded an allowance for probable loan losses on our retail-banking loans and advances as these loans are generally payable on demand and are fully secured by assets under our custody. Advances on customers' accounts are generally secured or subject to rights of offset and, consistent with past experience, no loan losses are anticipated.

Past due loans 90 days or more in both our consumer lending and retail-banking portfolios are reviewed individually to determine whether they are collectible. If warranted, after considering collateral level and other factors, loans 90 days past due are placed on non-accrual status. Interest collections on non-accrual loans for which the ultimate collectibility of principal is uncertain are applied as principal reductions; otherwise, such collections are credited to income when received.

Investments, Other include investments that we intend to hold for a period in excess of one year at the time of purchase.

Investments are accounted for using the equity method of accounting if we are able to exercise significant influence, but not control, over the investee. Significant influence is generally considered to exist when an ownership interest in the voting stock of the investee is between 20% and 50%, although other factors, such as representation on the investee's board of directors and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. Lower thresholds are used for our investments in limited partnerships and limited liability companies in determining whether we are able to exercise significant influence.

Entities in which we hold in excess of 50% ownership interest are consolidated in our financial statements. We are also required to consolidate variable interest entities in relation to which we are the primary beneficiary as defined in FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (revised December 2003) (see Note 2).

Generally, long-term investments, such as debt instruments, are carried at fair value in accordance with our treatment of investment securities, available-for-sale if we are unable to exercise significant influence over the investee. These include collateralized debt obligations ("CDOs"), which are valued based on cash flow projections. Investments are accounted for under the cost method if we are not able to exercise significant influence over the investee and are not exchange-traded.

Investments, other are adjusted for other-than-temporary declines in value. When a decline in fair value of an investment carried at fair value is determined to be other-than-temporary, the unrealized loss recorded net of tax in accumulated other comprehensive income is realized as a charge to net income. When a decline in fair value of an investment carried at cost is determined to be other-than-temporary, the investment is written down to fair value and the loss in indicated value is included in earnings.

Deferred Sales Commissions. Sales commissions paid to broker/dealers and other investment advisers in connection with the sale of shares of our mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding eight years - the periods in which we estimate that they will be recovered from distribution plan payments or from contingent deferred sales charges.

Property and Equipment are recorded at cost and are depreciated on the straight-line basis over their estimated useful lives. Expenditures for repairs and maintenance are charged to expense when incurred. We amortize leasehold improvements on the straight-line basis over their estimated useful lives or the lease term, whichever is shorter.

Software Developed for Internal Use. Internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized. These capitalized costs are included in property and equipment, net on our Consolidated Balance Sheets and are amortized beginning when the software project is complete and the application is put into production, over the estimated useful life of the software.

Goodwill and Other Intangible Assets. Intangible assets consist primarily of the estimated value of mutual fund management contracts and customer base resulting from our acquisition of the assets and liabilities of the following companies:

- Templeton, Galbraith & Hansberger Ltd. in October 1992
- Heine Securities Corporation in November 1996
- Bissett and Associates Investment Management Ltd. ("Bissett") in October 2000
- Fiduciary Trust Company International ("Fiduciary Trust") in April 2001
- Pioneer ITI AMC Limited ("Pioneer") in July 2002
- Darby Overseas Investments, Ltd. and Darby Overseas Partners, L.P. (collectively "Darby") in October 2003

We amortize intangible assets over their estimated useful lives, using the straight-line method, unless the asset is determined to have an indefinite useful life. Amounts assigned to indefinite-lived intangible assets primarily represent the value of contracts to manage mutual fund assets, for which there is no foreseeable limit on the contract period.

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), indefinite-lived intangible assets and goodwill are not amortized, but are reviewed when there is an indication of impairment, or at least annually, to determine whether the value of the assets is impaired.

When the carrying amount of indefinite-lived intangible assets exceeds the implied fair value, an indication of impairment exists. Fair value is determined based on anticipated discounted cash flows. Similarly, goodwill impairment is indicated when the carrying amount of a reporting unit exceeds its implied fair value. In estimating the fair value of the reporting unit, we use valuation techniques based on discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target. When impairment of goodwill or indefinite-lived intangible assets is indicated in the above tests, impairment is determined by calculating the difference between the carrying value of the asset reflected on the financial statements and its current fair value, generally based on undiscounted cash flows. Any excess of carrying value over the fair value would be recognized as an expense in the period in which the impairment occurs.

Intangible assets subject to amortization are reviewed for impairment at each reporting period on the basis of the expected future undiscounted operating cash flows, without interest charges, to be derived from these assets. See Note 9 for additional information regarding goodwill and other intangible assets.

Our goodwill and other intangible assets have been assigned to our investment management operating segment.

Demand and Interest-Bearing Deposits. The fair value of demand deposits are, by definition, equal to their carrying amounts. Interest-bearing deposits are variable rate and short-term and, therefore, the carrying amounts approximate their fair values.

Revenues. We recognize investment management fees, shareholder servicing fees, investment income and distribution fees as earned, over the period in which services are rendered. Performance-based investment management fees are recognized when earned. Investment management fees are determined based on a percentage of assets under management. Generally, shareholder servicing fees are calculated based on the number of accounts serviced. We record underwriting commissions related to the sale of shares of our sponsored investment products on the trade date.

Advertising and Promotion. We expense costs of advertising and promotion as incurred.

Foreign Currency Translation. Assets and liabilities of foreign subsidiaries are translated at current exchange rates as of the end of the accounting period, and related revenues and expenses are translated at average exchange rates in effect during the period. Net exchange gains and losses resulting from translation are excluded from income and are recorded as part of accumulated other comprehensive income. Foreign currency transaction gains and losses are reflected in income currently.

Dividends. For the years ended September 30, 2004, 2003, and 2002, we declared dividends to common stockholders of $0.34, $0.30 and $0.28 per share.

Stock-Based Compensation. As permitted under the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), we have elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for our stock-based plans. Accordingly, no compensation costs are recognized with respect to stock options granted when the exercise price is equal to the market value of the stock, or with respect to shares issued under the Employee Stock Investment Plan ("ESIP"). We recognize compensation expense for the matching contribution that we may elect to make in connection with the ESIP over the 18-month holding period and for the full cost of restricted stock grants as earned, in the year that the related services are rendered.

If we had determined compensation costs for our stock option plans and our ESIP (see descriptions in Notes 15 and 16) based upon fair values at the grant dates in accordance with the provisions of SFAS 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below. For pro forma purposes, the estimated fair value of options was calculated using the Black-Scholes option-pricing model and is amortized over the options' vesting periods.

(in thousands except per share amounts)

For the Years Ended September 30,	2004	2003	2002
Net income, as reported	$706,664	$502,830	$432,723
Less: additional stock-based compensation expense determined under the fair value method, net of tax	47,243	65,294	59,339
Pro forma net income	**$659,421**	**$437,536**	**$373,384**
Basic earnings per share			
As reported	$2.84	$1.98	$1.66
Pro forma	2.65	1.72	1.43
Diluted earnings per share			
As reported	$2.80	$1.97	$1.65
Pro forma	2.62	1.72	1.42

The weighted-average estimated fair value of options granted on the date of grant using Black-Scholes option-pricing model was as follows:

For the Years Ended September 30,	2004	2003	2002
Weighted-average fair value of options granted	$25.62	$14.67	$16.14
Assumptions made:			
Dividend yield	0.6%	0.8%	0.5%
Expected volatility	47.0%	40.0%	42.4%
Risk-free interest rate	3.8%	3.4%	4.4%
Expected life	7.5 years	7.4 years	5.7 years

Accumulated Other Comprehensive Income is reported in our consolidated statements of stockholders' equity and includes net income, minimum pension liability adjustment, unrealized gains (losses) on investment securities available-for-sale, net of income taxes, and currency translation adjustments.

The changes in net unrealized gains (losses) on investment securities include reclassification adjustments relating to the net realized gains on the sale of investment securities of $24.0 million, $9.3 million and $5.7 million during fiscal 2004, 2003, and 2002. The tax effect of the change in unrealized gains (losses) on investment securities was $1.8 million, $1.5 million and $4.5 million during fiscal 2004, 2003, and 2002.

Earnings per share. We computed earnings per share for the years ended September 30, 2004, 2003 and 2002 as follows:

(in thousands except per share amounts)	2004	2003	2002
Net income	$706,664	$502,830	$432,723
Weighted-average shares outstanding – basic	249,166	253,714	261,239
Incremental shares from assumed conversions	2,986	967	815
Weighted-average shares outstanding – diluted	**252,152**	**254,681**	**262,054**
Basic earnings per share			
Income before cumulative effect of an accounting change	$2.82	$1.98	$1.66
Cumulative effect of an accounting change	0.02	—	—
Net income	**$2.84**	**$1.98**	**$1.66**
Diluted earnings per share			
Income before cumulative effect of an accounting change	$2.78	$1.97	$1.65
Cumulative effect of an accounting change	0.02	—	—
Net income	**$2.80**	**$1.97**	**$1.65**

Note 2 – New Accounting Standards

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Under FIN 46, a variable interest entity ("VIE") is an entity in which the equity investment holders have not contributed sufficient capital to finance its activities or the equity investment holders do not have defined rights and obligations normally associated with an equity investment. FIN 46 requires consolidation of a VIE by the enterprise that has the majority of the risks and rewards of ownership, referred to as the primary beneficiary.

In December 2003, the FASB published FASB Interpretation No. 46, "Consolidation of Variable Interest Entities (revised December 2003)" ("FIN 46-R"), clarifying FIN 46 and exempting certain entities from the provisions of FIN 46. Generally, application of FIN 46-R is required in financial statements of public entities that have interests in structures commonly referred to as special-purpose entities for periods ending after December 15, 2003, and, for other types of VIEs, for periods ending after March 15, 2004. We early adopted FIN 46-R as of December 31, 2003, and, as a result, we recognized a cumulative effect of an accounting change, net of tax, of $4.8 million as of this date to reflect the accumulated retained earnings of VIEs in which we became an interest holder prior to February 1, 2003 (see Note 13).

In December 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106" ("SFAS 132"). SFAS 132 revises employers' disclosures about pension plans and other post-retirement benefits plans and requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans. SFAS 132 is effective for financial statements relating to fiscal years ending after December 15, 2003 (see Note 17).

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. The accounting provisions of EITF 03-1 are effective for all reporting periods beginning after June 15, 2004, while the disclosure requirements are effective only for annual periods ending after June 15, 2004. The adoption of EITF 03-1 did not have a significant impact on our overall results of operations or financial position.

The EITF has proposed EITF No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" ("EITF 04-8"), which will require the inclusion of the potential conversion of our zero coupon convertible senior notes (see Note 11) into common stock when calculating diluted earnings per share even if the conditions that must be satisfied to allow conversion have not been met. EITF 04-8 has not been ratified as of the date of this filing; however, it is expected to be effective for reporting periods ending after December 15, 2004. Based on our fiscal 2004 result, we estimated a negative impact on diluted earnings per share of approximately $0.05, if the current provisions of EITF 04-8 were approved.

Note 3 – Acquisitions

On October 1, 2003, we acquired the remaining 87.3% interest in Darby Overseas Investments, Ltd. and Darby Overseas Partners, L.P. (collectively "Darby") that we did not own for an additional cash investment of approximately $75.9 million. The acquisition cost was allocated to tangible net assets acquired ($31.3 million), definite-lived management contracts ($3.4 million) and goodwill ($41.2 million). These definite-lived intangible assets are being amortized over the remaining contractual life of the sponsored investment products, ranging from one to eight years, as of the date of purchase. At September 30, 2003, Darby had approximately $0.9 billion in assets under management relating to private equity, mezzanine and emerging markets fixed-income products.

On July 26, 2002, our 75% owned subsidiary, Templeton Asset Management (India) Private Limited, acquired all of the issued and outstanding shares of Pioneer, an Indian investment management company with approximately $0.8 billion in assets under management as of the purchase date. This all-cash transaction was valued at approximately $55.4 million. Our consolidated financial statements include the operating results of Pioneer from July 26, 2002. We recognized goodwill of $38.7 million and indefinite-lived management contracts of $13.1 million from this acquisition.

We have not presented pro forma combined results of operations for these acquisitions because the results of operations as reported in the accompanying Consolidated Statements of Income would not have been materially different.

Note 4 - Cash and Cash Equivalents

Cash and cash equivalents at September 30, 2004 and 2003, consisted of the following:

(in thousands)	2004	2003
Cash and due from banks	$341,891	$260,530
Federal funds sold and securities purchased under agreements to resell	64,029	3,741
Money market funds, time deposits and other	2,511,268	789,424
Total	**$2,917,188**	**$1,053,695**

Federal Reserve Board regulations require reserve balances on deposits to be maintained with the Federal Reserve Banks by banking subsidiaries. The required reserve balance was $1.9 million at September 30, 2004 and $1.5 million at September 30, 2003.

Note 5 - Investment Securities and Other Investments

Investment securities at September 30, 2004 and 2003, consisted of the following:

	Amortized	Gross Unrealized		Fair
(in thousands)	Cost	Gains	Losses	Value
2004				
Current				
Investment securities, trading	$248,536	$11,076	$(2,283)	$257,329
Investment securities, available-for-sale				
Sponsored investment products	300,251	35,076	(14,403)	320,924
Securities of U.S. states and political subdivisions	16,379	456	(10)	16,825
Securities of U.S. Treasury, federal agencies and other	342,751	4,039	(426)	346,364
Equities	13,866	561	(5)	14,422
Total investment securities, available-for-sale	673,247	40,132	(14,844)	698,535
Total	**$921,783**	**$51,208**	**$(17,127)**	**$955,864**
Non-Current:				
Investments, other				
Investment in equity-method investees	$193,699	$—	$—	$193,699
Equities and other	166,692	29,892	(1,464)	195,120
Total	**$360,391**	**$29,892**	**$(1,464)**	**$388,819**

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2003				
Current				
Investment securities, trading	$39,903	$1,510	$(34)	$41,379
Investment securities, available-for-sale				
Sponsored investment products	412,414	20,392	(7,634)	425,172
Securities of U.S. states and political subdivisions	11,423	593	—	12,016
Securities of U.S. Treasury, federal agencies and other	1,375,087	6,940	(1,132)	1,380,895
Equities	20,953	561	(656)	20,858
Total investment securities, available-for-sale	1,819,877	28,486	(9,422)	1,838,941
Total	**$1,859,780**	**$29,996**	**$(9,456)**	**$1,880,320**
Non-Current				
Investments, other				
Investment in equity-method investees	$183,036	$—	$—	$183,036
Equities and other	70,885	26,861	(426)	97,320
Total	**$253,921**	**$26,861**	**$(426)**	**$280,356**

Investments, other included investments that we intend to hold for a period in excess of one year. Investments in equity method investees include investment partnerships where we have significant influence. Equities and other investments include debt, including CDOs, and other securities with a determinable fair value as well as investments carried at cost.

Gross unrealized losses on investment securities, available-for-sale and investments, other at September 30, 2004 were deemed to be temporary in nature. See Note 1 for a description of our investments valuation methodology.

As of September 30, 2004 and 2003, banking/finance operating segment investment securities with aggregate carrying values of $24.1 million and $28.4 million were pledged as collateral as required by federal and state regulators and the Federal Home Loan Bank.

At September 30, 2004, maturities of securities of the U.S. Treasury and federal agencies and the U.S. states and political subdivisions were as follows:

(in thousands)	Amortized Cost	Fair Value
Securities of U.S. Treasury and federal agencies		
Due in one year or less	$116,028	$116,011
Due after one year through five years	107,022	109,224
Due after five years through ten years	—	—
Due after ten years	119,701	121,129
Total	**$342,751**	**$346,364**
Securities of U.S. states and political subdivisions		
Due in one year or less	$8,768	$8,784
Due after one year through five years	5,175	5,466
Due after five years through ten years	997	1,077
Due after ten years	1,439	1,498
Total	**$16,379**	**$16,825**

Note 6 - Loans and Allowance for Loan Losses

A summary of banking/finance operating segment loans receivable by major category as of September 30, 2004 and 2003 is shown below. Included in installment loans to individuals are auto and credit card receivables. Other loans include secured loans made to Fiduciary Trust clients. No loan loss allowance is recognized on Fiduciary Trust's retail-banking loans and advances as described in Note 1.

(in thousands)	2004	2003
Commercial	$60,979	$60,541
Real estate (subject to collateral)	43,177	67,598
Installment loans to individuals	89,558	190,754
Other	144,659	160,329
Loans receivable	338,373	479,222
Less: allowance for loan losses	(3,697)	(8,550)
Loans receivable, net	**$334,676**	**$470,672**

At both September 30, 2004, and 2003 real estate (subject to collateral) loans included $3.0 million of loans held for sale. At September 30, 2004, installment loans to individuals included $79.5 million of auto loans held for sale. Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate.

Maturities of loans at September 30, 2004 were as follows:

(in thousands)	One Year or Less	After 1 Through 5 Years	After 5 Years	Total
Commercial	$60,979	$—	$—	$60,979
Real estate (subject to collateral)	—	28	43,149	43,177
Installment loans to individuals	68,581	17,275	3,702	89,558
Other	136,035	4,536	4,088	144,659
Total	**$265,595**	**$21,839**	**$50,939**	**$338,373**

The following table summarizes contractual maturities of loans due after one year by repricing characteristic at September 30, 2004:

(in thousands)	Carrying Amount
Loans at predetermined interest rates	$18,245
Loans at floating or adjustable rates	54,533
Total	**$72,778**

Changes in the allowance for loan losses during 2004 and 2003 were as follows:

(in thousands)	2004	2003
Balance, beginning of year	$8,550	
Provision for loan losses	5,201	13,423
Charge-offs	(6,767)	(8,046)
Recoveries	2,040	
Total allowance for loan losses before other adjustments	9,024	16,804
Loans securitized	(6,166)	(12,020)
Dealer holdback and other	839	
Balance, end of year	**$3,697**	
Total net loan charge-offs as a percentage of average total loans	1.86%	1.23%
Allowance as a percentage of total loans	1.76%	1.78%

The following is a summary of delinquency information for fiscal 2004, 2003, and 2002:

(in thousands)	2004	2003	2002
Commercial loans, 90 days or more delinquent	$—	$13,063	$300
Installment loans, 90 days or more delinquent	3,100	897	750
Non-accrual loans	435	510	439

Note 7 - Securitization of Loans Receivable

From time to time, we enter into auto loan securitization transactions with qualified special purpose entities and record these transactions as sales. The following table shows details of auto loan securitization transactions for the years ended September 30, 2004, 2003, and 2002:

(in thousands)	2004	2003	2002
Gross sale proceeds	$488,519	$464,372	$565,154
Net carrying amount of loans sold	482,177	446,672	544,831
Pre-tax gain	**$6,342**	**$17,700**	**$20,323**

When we sell auto loans in a securitization transaction, we record an interest-only strip receivable. The interest-only strip receivable represents our contractual right to receive interest from the pool of securitized loans after the payment of required amounts to holders of the securities and certain other costs associated with the securitization. Gross sales proceeds include the fair value of the interest-only strips.

We generally estimate fair value based on the present value of future expected cash flows. The key assumptions used in the present value calculations of our securitization transactions at the date of securitization were as follows:

	2004	2003	2002
Excess cash flow discount rate (annual rate)	12.0%	12.0%	12.0%
Cumulative life loss rate	3.2% – 3.4%	3.7% – 4.3%	3.3% – 3.8%
Pre-payment speed assumption (average monthly rate)	1.6% – 1.8%	1.8% – 1.9%	1.5%

We determined these assumptions using data from comparable transactions, historical information and management's estimate. Interest-only strip receivables are generally restricted assets and subject to limited recourse provisions.

We generally estimate the fair value of the interest-only strips at each period-end based on the present value of future expected cash flows, consistent with the methodology used at the date of securitization. The following shows the carrying value and the sensitivity of the interest-only strip receivable to hypothetical adverse changes in the key economic assumptions used to measure fair value:

(in thousands)	2004	2003
Carrying amount/fair value of interest-only strips	$31,808	$36,010
Excess cash flow discount rate (annual rate)	12.0%	12.0%
Impact on fair value of 10% adverse change	$(240)	$(493)
Impact on fair value of 20% adverse change	(476)	(971)
Cumulative life loss rate	3.9%	3.9%
Impact on fair value of 10% adverse change	$(2,677)	$(2,412)
Impact on fair value of 20% adverse change	(5,354)	(4,725)
Pre-payment speed assumption (average monthly rate)	1.8%	1.8%
Impact on fair value of 10% adverse change	$(3,479)	$(3,505)
Impact on fair value of 20% adverse change	(6,894)	(7,051)

Actual future market conditions may differ materially. Accordingly, this sensitivity analysis should not be considered our projections of future events or losses.

We receive annual servicing fees ranging from 1% to 2% of the loans securitized for services we provide to the securitization trusts. The following is a summary of cash flows received from and paid to securitization trusts.

(in thousands)	2004	2003	2002
Servicing fees received	$13,435	$10,598	$7,921
Other cash flows received	24,703	18,283	15,375
Purchase of loans from trusts	(11,889)	(10,804)	(8,659)

Amounts payable to the trustee related to loan principal and interest collected on behalf of the trusts of $40.6 million as of September 30, 2004 and $34.4 million as of September 30, 2003 are included in other banking/finance liabilities.

The securitized loan portfolio that we manage and the related delinquencies were as follows:

(in thousands)	2004	2003
Securitized loans held by securitization trusts	$768,936	$680,695
Delinquencies	13,301	12,911

Net charge-offs on the securitized loan portfolio were $15.1 million in fiscal 2004, $12.6 million in fiscal 2003 and $6.5 million in fiscal 2002.

Note 8 - Property and Equipment

The following is a summary of property and equipment at September 30, 2004 and 2003:

(in thousands)	Useful Lives in Years	2004	2003
Furniture, software and equipment	3 – 5	$563,156	$558,435
Premises and leasehold improvements	5 – 35	377,941	207,191
Land	—	71,267	71,383
		1,012,364	837,009
Less: Accumulated depreciation and amortization		(541,786)	(480,237)
Property and equipment, net		**$470,578**	**$356,772**

Note 9 – Goodwill and Other Intangible Assets

We adopted Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and SFAS 142 on October 1, 2001. SFAS 141 and SFAS 142 address the initial recognition and measurement of intangible assets acquired and the recognition and measurement of goodwill and other intangible assets after acquisition. Under these standards, all goodwill and indefinite-lived intangible assets, including those acquired before initial application of the standards, are no longer amortized but are tested for impairment at least annually.

All of our goodwill and intangible assets, including those arising from the purchase of Fiduciary Trust in April 2001, relate to our investment management operating segment. Non-amortized intangible assets represent the value of management contracts related to certain of our sponsored investment products that are indefinite-lived.

During the quarter ended March 31, 2004, we completed our annual impairment testing of goodwill and indefinite-lived and definite-lived intangible assets and we determined that there was no impairment in the value of these assets as of October 1, 2003.

Intangible assets other than goodwill were as follows:

(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Balance, September 30, 2004			
Amortized intangible assets			
Customer base	$233,205	$(54,716)	$178,489
Other	34,933	(21,730)	13,203
	268,138	(76,446)	191,692
Non-amortized intangible assets			
Management contracts	479,808	—	479,808
Total	**$747,946**	**$(76,446)**	**$671,500**
Balance, September 30, 2003			
Amortized intangible assets			
Customer base	$232,800	$(39,057)	$193,743
Other	31,546	(19,653)	11,893
	264,346	(58,710)	205,636
Non-amortized intangible assets			
Management contracts	478,645	—	478,645
Total	**$742,991**	**$(58,710)**	**$684,281**

The change in the carrying amount of goodwill during the year ended September 30, 2004 was as follows:

(in thousands)	
Balance, October 1, 2003	$1,335,517
Darby acquisition (see Note 3)	41,155
Foreign currency movements	5,085
Balance, September 30, 2004	**$1,381,757**

Estimated amortization expense for each of the next 5 fiscal years is as follows:

(in thousands)	**For the Years Ending September 30,**
2005	$17,018
2006	17,018
2007	17,018
2008	17,018
2009	17,018

Note 10 – Deposits

Deposits at September 30, 2004 and 2003 were as follows:

(in thousands)	**2004**	**2003**
Domestic		
Interest-bearing	$493,238	$570,854
Noninterest-bearing	62,508	41,337
Total domestic deposits	555,746	612,191
Foreign		
Interest-bearing	—	12,893
Noninterest-bearing	—	8,899
Total foreign deposits	—	21,792
Total	**$555,746**	**$633,983**

Maturities of time certificates in amounts of $100,000 or more at September 30, 2004 were:

(in thousands)	**Total**
3 months or less	$402
Over 3 months through 6 months	697
Over 6 months through 12 months	299
Over 12 months	397
Total	**$1,795**

Note 11 - Debt

Outstanding debt at September 30, 2004 and September 30, 2003 consisted of the following:

(in thousands)	2004	2004 Weighted Average Rate	2003	2003 Weighted Average Rate
Current				
Federal funds purchased	$—	1.60%	$—	0.98%
Federal Home Loan Bank advances	6,000	1.24%	14,500	1.33%
Commercial paper	170,000	1.82%	—	N/A
Current maturities of long-term debt	—		287	
	176,000		14,787	
Non-Current				
Convertible Notes (including accrued interest)	530,120	1.88%	520,325	1.88%
Medium Term Notes	420,000	3.70%	420,000	3.70%
Other	246,289		168,556	
	1,196,409		1,108,881	
Total debt	**$1,372,409**		**$1,123,668**	

As of September 30, 2004, maturities of long-term debt were as follows:

(in thousands)	Carrying Amount
2005	$34,996
2006	35,654
2007	36,325
2008	457,011
2009	37,710
Thereafter	594,713
Total long-term debt	**$1,196,409**

Federal funds purchased and Federal Home Loan Bank advances are included in other liabilities of the banking/finance operating segment.

On December 31, 2003, we recognized a $164.9 million five-year note facility that was used to finance the construction of our corporate headquarters campus under the guidance of FIN 46-R (see Note 2). In September 2004, we purchased the headquarter campus from the lessor trust that held these assets, and we issued $170.0 million of commercial paper to finance the transaction.

In May 2001, we received approximately $490.0 million in net proceeds from the sale of $877.0 million principal amount at maturity of zero-coupon convertible senior notes due 2031 (the "Convertible Notes"). The Convertible Notes, which were offered to qualified institutional buyers only, carry an interest rate of 1.875% per annum, with an initial conversion premium of 43%. Each of the $1,000 (principal amount at maturity) Convertible Notes is convertible into 9.3604 shares of our common stock, when the price of our stock reaches certain thresholds. To date, we have repurchased Convertible Notes with a face value of $5.9 million principal amount at maturity, for their accreted value of $3.5 million, in cash. We may redeem the remaining Convertible Notes for cash on or after May 11, 2006 or make additional repurchases, at the option of the holders, on May 11 of 2006, 2011, 2016, 2021 and 2026. In this event, we may choose to pay the accreted value of the Convertible Notes in cash or shares of our common stock. The amount that the holders may redeem in the future will depend on, among other factors, the performance of our common stock.

In April 2003, we completed the sale of five-year senior notes due April 15, 2008 totaling $420.0 million ("Medium Term Notes"). The Medium Term Notes, which were offered to qualified institutional buyers only, carry an interest rate of 3.7% and are not redeemable prior to maturity by either the note holders or us. Interest payments are due semi-annually.

Other long-term debt consists primarily of deferred commission liability recognized in relation to U.S. deferred commission assets financed by Lightning Finance Company Limited ("LFL") that were not sold by LFL in a securitization transaction as of September 30, 2004 and September 30, 2003.

As of September 30, 2004, we had $300.0 million of debt and equity securities available to be issued under shelf registration statements filed with the SEC and $330.0 million of additional commercial paper available for issuance. Our committed revolving credit facilities at September 30, 2004 totaled $420.0 million, of which, $210.0 million was under a 364-day facility expiring in June 2005. The remaining $210.0 million facility is under a five-year facility that will expire in June 2007. In addition, at September 30, 2004, our banking/finance operating segment had $523.6 million in available uncommitted short-term bank lines under the Federal Reserve Funds system, the Federal Reserve Bank discount window, and Federal Home Loan Bank short-term borrowing capacity.

Note 12 - Taxes on Income

Taxes on income for the years ended September 30, 2004, 2003, and 2002 were as follows:

(in thousands)	2004	2003	2002
Current expense			
Federal	$208,189	$125,743	$71,400
State	35,247	13,846	17,065
Foreign	54,894	31,329	38,653
Deferred expense	(6,349)	26,455	18,434
Total provision for income taxes	**$291,981**	**$197,373**	**$145,552**

Included in income before taxes was $477.4 million, $305.2 million and $283.7 million of foreign income for the years ended September 30, 2004, 2003, and 2002. The provision for U.S. income taxes includes benefits of $2.0 million for the year ended September 30, 2004 related to the utilization of net operating loss carry-forwards. In fiscal 2004, our income taxes payable for federal, state and foreign purposes have been reduced by $18.6 million, which represent the tax benefit associated with our employee stock plans. The benefit was recorded as an increase in capital in excess of par value.

The major components of the net deferred tax liability as of September 30, 2004 and 2003 were as follows:

(in thousands)	2004	2003
Deferred tax assets		
State taxes	$10,455	$5,975
Loan loss reserves	1,365	3,251
Deferred compensation and employee benefits	26,730	27,259
Restricted stock compensation plan	37,351	38,074
Severance and retention compensation	2,140	3,250
Net operating loss and foreign tax credit carry-forwards	80,094	74,729
Provision for governmental investigations, proceedings and actions	21,593	—
Other	16,748	14,169
Total deferred tax assets	196,476	166,707
Valuation allowance for tax carry-forwards	(80,094)	(74,629)
Deferred tax assets, net of valuation allowance	116,382	92,078
Deferred tax liabilities		
Depreciation on fixed assets	12,378	13,523
Goodwill and other purchased intangibles	161,232	153,009
Deferred commissions	18,442	17,056
Interest expense on convertible notes	31,196	21,116
Investments	5,418	1,951
Other	14,293	19,307
Total deferred tax liabilities	242,959	225,962
Net deferred tax liability	**$(126,577)**	**$(133,884)**

At September 30, 2004, there were approximately $33.4 million of foreign net operating loss carry-forwards, approximately $18.2 million of which expire between 2005 and 2012 with the remaining carry-forwards having an indefinite life. In addition, there were approximately $657.5 million in state net operating loss carry-forwards that expire between 2005 and 2024. There were also approximately $27.6 million in federal foreign tax credit carry-forwards, which will expire between 2010 and 2014. A valuation allowance has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefit of the loss and credit carry-forwards.

We have made no provision for U.S. taxes on $2,508.7 million of cumulative undistributed earnings of foreign subsidiaries as those earnings are intended to be reinvested for an indefinite period of time. Determination of the potential amount of unrecognized deferred U.S. income tax liability related to such reinvested income is not practicable because of the numerous assumptions associated with this hypothetical calculation; however, foreign tax credits would be available to reduce some portion of this amount. As of September 30, 2004, and based on tax laws in effect as of this date, it is our intention to continue to indefinitely reinvest the undistributed earnings of foreign subsidiaries.

The American Jobs Creation Act of 2004 (the "Act") was signed into law on October 22, 2004. Under a provision of the Act, we may elect to repatriate certain earnings of our foreign-based subsidiaries at a reduced tax rate in either of our fiscal years ending September 30, 2005 or September 30, 2006. We are currently evaluating the effect of this repatriation provision; however, we do not expect to complete this evaluation until after the U.S. Congress or the U.S. Department of the Treasury issue additional guidance regarding this provision. The range of possible amounts we are considering for repatriation is between zero and $1.9 billion, and the potential range of income tax associated with amounts subject to the reduced rate is between zero and $117.0 million.

The following is a reconciliation between the amount of tax expense at the Federal statutory rate and taxes on income as reflected in operations for the years ended September 30, 2004, 2003, and 2002:

(in thousands)	2004	2003	2002
Federal statutory rate	35%	35%	35%
Federal taxes at statutory rate	$347,839	$245,071	$202,396
State taxes, net of Federal tax effect	18,675	9,640	10,661
Effect of foreign operations	(96,770)	(63,841)	(52,269)
Effect of provision for governmental investigations, proceedings and actions	12,950	—	—
Other	9,287	6,503	(15,236)
Actual tax provision	**$291,981**	**$197,373**	**$145,552**
Effective tax rate	29%	28%	25%

Note 13 - Commitments and Contingencies

Guarantees

Under Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", we are required, on a prospective basis, to recognize in our financial statements a liability for the fair value of any guarantees issued or modified after December 31, 2002 as well as make additional disclosures about existing guarantees.

In October 1999, we entered into an agreement for the lease of our corporate headquarters campus in San Mateo, California from a lessor trust under an operating lease that would have expired in fiscal 2005, with additional renewal options for a further period of up to 10 years. In connection with this lease, we were contingently liable for approximately $145.0 million in residual guarantees, representing approximately 85% of the total construction costs of $170.0 million. We were also contingently liable to purchase the corporate headquarters campus for an amount equal to the final construction costs of $170.0 million if an event of default occurred under the agreement.

On December 31, 2003, we consolidated the lessor trust under the provisions of FIN 46-R and recognized, as a current liability, the loan principal of $164.9 million and minority interest of $5.1 million, which, in total, represented the amount used to finance the construction of our corporate headquarters campus and our maximum contingent liability under the agreements. In September 2004, we purchased the assets held by the lessor trust and extinguished any related contingent liability.

In relation to the auto loan securitization transactions that we have entered into with a number of qualified special purpose entities, we are obligated to cover shortfalls in amounts due to the holders of the notes up to certain levels as specified under the related agreements. As of September 30, 2004, the maximum potential amount of future payments was $23.6 million relating to guarantees made prior to January 1, 2003. In addition, our consolidated balance sheet at September 30, 2004 includes a $0.6 million liability to reflect obligations arising from auto securitization transactions subsequent to December 31, 2002.

At September 30, 2004, our banking/finance operating segment had issued financial standby letters of credit totaling $2.5 million on which beneficiaries would be able to draw upon in the event of non-performance by our customers, primarily in relation to lease and lien obligations of these banking customers. These standby letters of credit, issued prior to January 1, 2003, were secured by marketable securities with a fair value of $2.1 million as of September 30, 2004 and commercial real estate.

Governmental Investigations, Proceedings and Actions

Governmental Investigations and Settlements. As part of various investigations by the Securities and Exchange Commission ("SEC"), the U.S. Attorney for the Northern District of California, the New York Attorney General, the California Attorney General, the U.S. Attorney for the District of Massachusetts, the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts, the Florida Department of Financial Services and the Commissioner of Securities, the West Virginia Attorney General, the Vermont Department of Banking, Insurance, Securities, and Health Care Administration and the National Association of Securities Dealers, Inc. ("NASD"), relating to certain practices in the mutual fund industry, including late trading, market timing and marketing support payments to securities dealers who sell fund shares, Franklin Resources, Inc. and certain of its subsidiaries (as used in this section, together, the "Company"), as well as certain current or former executives and employees of the Company, received requests for information and/or subpoenas to testify or produce documents. The Company and its current employees provided documents and information in response to these requests and subpoenas. In addition, the Company responded, and in one instance is currently responding, to requests for similar kinds of information from regulatory authorities in some of the foreign countries where the Company conducts its global asset management business.

Franklin Templeton Investments Corp. ("FTIC"), a Company subsidiary and the investment manager of Franklin Templeton's Canadian mutual funds, has been cooperating with and responding to requests for information from the Ontario Securities Commission (the "OSC") relating to the OSC's review of frequent trading practices within the Canadian mutual fund industry. On December 10, 2004, FTIC received a letter indicating that the staff of the OSC is contemplating enforcement proceedings against FTIC before the OSC. In its letter, the OSC staff expressed the view that, over the period of February 1999 to February 2003, there were certain accounts that engaged in a frequent trading market timing strategy in certain funds being managed by FTIC. The letter also gave FTIC the opportunity to respond to the issues raised in the letter and to provide the OSC staff with additional information relevant to these matters. The Company expects to enter into discussions with the OSC staff in an effort to resolve the issues raised in the OSC's review. The Company cannot predict the likelihood of whether those discussions will result in a settlement, or the terms of any such settlement.

On December 9, 2004, the staff of the NASD informed the Company that it has made a preliminary determination to recommend a disciplinary proceeding against Franklin/Templeton Distributors, Inc. ("FTDI"), alleging that FTDI violated certain NASD rules by the use of directed brokerage commissions to pay for sales and marketing support. FTDI has also received a separate letter from the NASD staff advising FTDI of the NASD staff's preliminary determination to recommend a disciplinary proceeding against FTDI alleging violation of certain NASD rules relating to FTDI's Top Producers program. The Company believes that any such charges are unwarranted.

On August 2, 2004, Franklin Resources, Inc. announced that its subsidiary, Franklin Advisers, Inc. ("Franklin Advisers") reached an agreement with the SEC that resolved the issues resulting from the previously disclosed SEC investigation into market timing activity. In connection with that agreement, the SEC issued an "Order instituting administrative and cease-and-desist proceedings pursuant to sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and sections 9(b) and 9(f) of the Investment Company Act of 1940, making findings and imposing remedial sanctions and a cease and desist order" (the "Order"). The SEC's Order concerned the activities of a limited number of third parties that ended in 2000 and those that were the subject of the first Massachusetts administrative complaint described below.

Under the terms of the SEC's Order, pursuant to which Franklin Advisers neither admitted nor denied any of the findings contained therein, Franklin Advisers agreed to pay $50 million to be distributed to shareholders of certain of the Franklin Templeton mutual funds ("Funds"), of which $20 million was a civil penalty. The settlement was provided for as part of a charge of $60 million ($45.6 million, net of taxes) recorded in the fiscal quarter ended March 31, 2004. This charge represented the Company's estimate of the anticipated settlement and related legal and distribution costs.

The Order required Franklin Advisers to, among other things:

- Enhance and periodically review compliance policies and procedures, and establish a corporate ombudsman;
- Establish a new internal position whose responsibilities shall include compliance matters related to conflicts of interests; and
- Retain an Independent Distribution Consultant to develop a plan to distribute the $50 million settlement to Fund shareholders.

The Order further provided that in any related investor actions, Franklin Advisers would not benefit from any offset or reduction of any investor's claim by the amount of any distribution from the above-described $50 million to such investor that is proportionately attributable to the civil penalty paid by Franklin Advisers.

On September 20, 2004, Franklin Resources, Inc. announced that two of its subsidiaries, Franklin Advisers, Inc. and Franklin Templeton Alternative Strategies, Inc. ("FTAS"), reached an agreement with the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts (the "State of Massachusetts") related to the previously-disclosed administrative complaint filed on February 4, 2004. The administrative complaint concerned one instance of market timing that was also a subject of the August 2, 2004 settlement that Franklin Advisers reached with the SEC, as described above.

Under the terms of the settlement consent order issued by the State of Massachusetts, Franklin Advisers and FTAS consented to the entry of a cease and desist order and agreed to pay a $5 million administrative fine to the State of Massachusetts (the "Massachusetts Consent Order"). Franklin Resources, Inc. recorded this expense in the quarter ended September 30, 2004. The Massachusetts Consent Order included two different sections: "Statements of Fact" and "Violations of Massachusetts Securities Laws." Franklin Advisers and FTAS admitted the facts in the Statements of Fact.

On October 25, 2004, the State of Massachusetts filed a second administrative complaint, alleging that Franklin Resources, Inc.'s Form 8-K filing (in which it described the Massachusetts Consent Order and stated that "Franklin did not admit or deny engaging in any wrongdoing") failed to state that Franklin Advisers and FTAS admitted the Statements of Fact portion of the Massachusetts Consent Order (the "Second Complaint"). Franklin Resources, Inc. reached a second agreement with the State of Massachusetts on November 19, 2004, resolving the Second Complaint. As a result of the November 19, 2004 settlement, Franklin Resources, Inc. filed a new Form 8-K. The terms of the original settlement did not change and there was no monetary fine associated with this second settlement.

On November 17, 2004, Franklin Resources, Inc. announced that FTDI reached an agreement with the CAGO, resolving the issues resulting from the CAGO's investigation concerning sales and marketing support payments. The Company believes that the settlement of the CAGO matter is in the best interest of the Company and its Fund shareholders. Under the terms of the settlement, FTDI neither admitted nor denied the allegations in the CAGO's complaint and agreed to pay $2 million as a civil penalty, $14 million to Franklin Templeton funds and $2 million to the CAGO for its investigative costs.

As a result of the CAGO settlement, the results for the quarter and fiscal year ended September 30, 2004 announced on October 28, 2004 were adjusted to include an additional charge to income of $18.5 million ($12.2 million, net of tax). This adjustment was made in accordance with generally accepted accounting principles in the United States, which require the Company to update estimates when additional information becomes available after the end of the reporting period but prior to the issuance of the financial statements with respect to loss contingencies that existed as of the date of the financial statements.

On December 13, 2004, Franklin Resources, Inc. announced that its subsidiaries FTDI and Franklin Advisers reached an agreement with the SEC, resolving the issues resulting from the SEC's investigation concerning marketing support payments to securities dealers who sell Fund shares. In connection with that agreement, the SEC issued an "Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions Pursuant to Section 203(e) and 203(k) of the Investment Advisers Act of 1940, Sections 9(b) and 9(f) of the Investment Company Act of 1940, and Section 15(b) of the Securities Exchange Act of 1934 (the "Order").

The Company believes that the settlement of this matter is in the best interest of the Company and its Fund shareholders. Under the terms of the Order, in which FTDI and Franklin Advisers neither admitted nor denied the findings contained therein, they agreed to pay the Funds a penalty of $20 million and $1 in disgorgement. FTDI and Franklin Advisers also agreed to implement certain measures and undertakings relating to marketing support payments to broker-dealers for the promotion or sale of Fund shares, including making additional disclosures in the Funds' Prospectuses and Statements of Additional Information. The Order further requires the appointment of an independent distribution consultant, at the Company's expense, who shall develop a plan for the distribution of the penalty and disgorgement to the Funds. A charge of $21.5 million ($17.3 million, net of taxes) was recorded by the Company in its fiscal quarter ended June 30, 2004 related to this matter.

Internal Inquiries. The Company also conducted its own internal fact-finding inquiry with the assistance of outside counsel to determine whether any Fund shareholders, including Company employees, were permitted to engage in late trading or in market timing transactions contrary to the policies of the affected Fund and, if so, the circumstances and persons involved. The Company's internal inquiry regarding market timing and late trading is complete. We did not find any late trading, though we identified various instances of frequent trading. One officer of a subsidiary of Franklin Resources, Inc. was placed on administrative leave and subsequently resigned from his position with the Company in December 2003.

We found no instances of inappropriate mutual fund trading by any portfolio manager, investment analyst or officer of Franklin Resources, Inc. As previously disclosed, the Company identified some instances of frequent trading in shares of certain Funds by a few current or former employees in their personal 401(k) plan accounts. These individuals included one trader and one officer of the Funds. Pending our further inquiry, these two individuals were placed on administrative leave and the officer resigned from his positions with the Funds. The independent directors of the Funds and the Company also retained independent outside counsel to review these matters and to report their findings and recommendations. Based on independent counsel's findings and recommendations, the Company reinstated the trader. The independent counsel concluded that some instances of the former Fund officer's trading violated Company policy, and the Company was prepared to institute appropriate disciplinary action. Subsequently, the former Fund officer resigned from his employment with the Company. The Company does not believe there were any losses to the Funds as a result of this trading.

Other Legal Proceedings

In addition, the Company and certain Funds, current and former officers, employees, and directors have been named in multiple lawsuits in different federal courts in Nevada, California, Illinois, New York, and Florida, alleging violations of various federal securities laws and seeking, among other things, monetary damages and costs. Specifically, the lawsuits claim breach of duty with respect to alleged arrangements to permit market timing and/or late trading activity, or breach of duty with respect to the valuation of the portfolio securities of certain Templeton Funds managed by Company subsidiaries, resulting in alleged market timing activity. The majority of these lawsuits duplicate, in whole or in part, the allegations asserted in the Massachusetts administrative complaint described above. The lawsuits are styled as class actions, or derivative actions on behalf of either the named Funds or the Company. Additionally, FTIC was recently served with a class action market timing complaint in Quebec, Canada, entitled Huneault v. AGF Funds, Inc., et al., Case No. 500-06-000256-046, filed on October 25, 2004 in the Superior Court for the Province of Quebec, District of Montreal.

To date, more than 240 similar lawsuits against at least 19 different mutual fund companies have been filed in federal district courts throughout the country. Because these cases involve common questions of fact, the Judicial Panel on Multidistrict Litigation (the "Judicial Panel") ordered the creation of a multidistrict litigation in the United States District Court for the District of Maryland, entitled "In re Mutual Funds Investment Litigation" (the "MDL"). The Judicial Panel then transferred similar cases from different districts to the MDL for coordinated or consolidated pretrial proceedings.

As of December 13, 2004, the following lawsuits are pending against the Company (and in some instances, against certain of the Funds) and have been transferred to the MDL:

Kenerley v. Templeton Funds, Inc., et al., Case No. 03-770 GPM, filed on November 19, 2003 in the United States District Court for the Southern District of Illinois; Cullen v. Templeton Growth Fund, Inc., et al., Case No. 03-859 MJR, filed on December 16, 2003 in the United States District Court for the Southern District of Illinois and transferred to the United States District Court for the Southern District of Florida on March 29, 2004; Jaffe v. Franklin AGE High Income Fund, et al., Case No. CV-S-04-0146-PMP-RJJ, filed on February 6, 2004 in the United States District Court for the District of Nevada; Lum v. Franklin Resources, Inc., et al., Case No. C 04 0583 JSW, filed on February 11, 2004 in the United States District Court for the Northern

District of California; Fischbein v. Franklin AGE High Income Fund, et al., Case No. C 04 0584 JSW, filed on February 11, 2004 in the United States District Court for the Northern District of California; Beer v. Franklin AGE High Income Fund, et al., Case No. 8:04-CV-249-T-26 MAP, filed on February 11, 2004 in the United States District Court for the Middle District of Florida; Bennett v. Franklin Resources, Inc., et al., Case No. CV-S-04-0154-HDM-RJJ, filed on February 12, 2004 in the United States District Court for the District of Nevada; Dukes v. Franklin AGE High Income Fund, et al., Case No. C 04 0598 MJJ, filed on February 12, 2004, in the United States District Court for the Northern District of California; McAlvey v. Franklin Resources, Inc., et al., Case No. C 04 0628 PJH, filed on February 13, 2004 in the United States District Court for the Northern District of California; Alexander v. Franklin AGE High Income Fund, et al., Case No. C 04 0639 SC, filed on February 17, 2004 in the United States District Court for the Northern District of California; Hugh Sharkey IRA/RO v. Franklin Resources, Inc., et al., Case No. 04 CV 1330, filed on February 18, 2004 in the United States District Court for the Southern District of New York; D'Alliessi, et al. v. Franklin AGE High Income Fund, et al., Case No. C 04 0865 SC, filed on March 3, 2004 in the United States District Court for the Northern District of California; Marcus v. Franklin Resources, Inc., et al., Case No. C 04 0901 JL, filed on March 5, 2004 in the United States District Court for the Northern District of California; Banner v. Franklin Resources, Inc., et al., Case No. C 04 0902 JL, filed on March 5, 2004 in the United States District Court for the Northern District of California; Denenberg v. Franklin Resources, Inc., et al., Case No. C 04 0984 EMC, filed on March 10, 2004 in the United States District Court for the Northern District of California; Hertz v. Burns, et al., Case No. 04 CV 02489, filed on March 30, 2004 in the United States District Court for the Southern District of New York.

Plaintiffs in the MDL filed consolidated amended complaints on September 29, 2004. It is anticipated that defendants will file motions to dismiss in the coming months.

As previously reported, various subsidiaries of Franklin Resources, Inc., as well as certain Templeton Funds, have also been named in multiple lawsuits filed in state courts in Illinois, alleging breach of duty with respect to the valuation of the portfolio securities of certain Templeton Funds managed by such subsidiaries as follows:

Bradfisch v. Templeton Funds, Inc., et al., Case No. 2003 L 001361, filed on October 3, 2003 in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois; Woodbury v. Templeton Global Smaller Companies Fund, Inc., et al., Case No. 2003 L 001362, filed on October 3, 2003 in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois; Kwiatkowski v. Templeton Growth Fund, Inc., et al., Case No. 03 L 785, filed on December 17, 2003 in the Circuit Court of the Twentieth Judicial Circuit, St. Clair County, Illinois; Parise v. Templeton Funds, Inc., et al., Case No. 2003 L 002049, filed on December 22, 2003 in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois.

These lawsuits are state court actions and are not subject to the MDL.

In addition, the Company, as well as certain current and former officers, employees, and directors, have been named in multiple lawsuits alleging violations of various securities laws and pendent state law claims relating to the disclosure of directed brokerage payments and/or payment of allegedly excessive advisory, commission, and distribution fees. These lawsuits are styled as class actions and derivative actions brought on behalf of certain Funds, and are as follows:

Stephen Alexander IRA v. Franklin Resources, Inc., et al., Case No. 04-982 JLL, filed on March 2, 2004 in the United States District Court for the District of New Jersey; Strigliabotti v. Franklin Resources, Inc., et al., Case No. C 04 0883 SI, filed on March 4, 2004 in the United States District Court for the Northern District of California; Tricarico v. Franklin Resources, Inc., et al., Case No. CV-04-1052 JAP, filed on March 4, 2004 in the United States District Court for the District of New Jersey; Miller v. Franklin Mutual Advisors, LLC, et al., Case No. 04-261 DRH, filed on April 16, 2004 in the United States District Court for the Southern District of Illinois and transferred to the United States District Court for the District of New Jersey on August 5, 2004 (plaintiffs voluntarily dismissed this action, without prejudice, on October 22, 2004); Wilcox v. Franklin Resources, Inc., et al., Case No. 04-2258 WHW, filed on May 12, 2004 in the United States District Court for the District of New Jersey; Bahe, Custodian CGM Roth Conversion IRA v. Franklin/Templeton Distributors, Inc. et al., Case No. 04-11195 PBS, filed on June 3, 2004 in the United States District Court for the District of Massachusetts.

The United States District Court for the District of New Jersey consolidated for pretrial purposes three of the above lawsuits (Stephen Alexander IRA, Tricarico, and Wilcox) into a single action, entitled "In re Franklin

Mutual Funds Fee Litigation." Plaintiffs in those three lawsuits filed a consolidated amended complaint on October 4, 2004.

Management strongly believes that the claims made in each of the lawsuits identified above are without merit and intends to vigorously defend against them. The Company cannot predict with certainty, however, the eventual outcome of the remaining governmental investigations or private lawsuits, nor whether they will have a material negative impact on the Company. Public trust and confidence are critical to the Company's business and any material loss of investor and/or client confidence could result in a significant decline in assets under management by the Company, which would have an adverse effect on future financial results. If the Company finds that it bears responsibility for any unlawful or inappropriate conduct that caused losses to our Funds, we are committed to making the Funds or their shareholders whole, as appropriate. The Company is committed to taking all appropriate actions to protect the interests of our Funds' shareholders.

In addition, pending regulatory and legislative actions and reforms affecting the mutual fund industry may significantly increase the Company's costs of doing business and/or negatively impact its revenues, either of which could have a material negative impact on the Company's financial results.

Other Commitments and Contingencies

We lease office space and equipment under long-term operating leases expiring at various dates through fiscal year 2021. Lease expense aggregated $44.7 million, $45.6 million and $40.6 million for the fiscal years ended September 30, 2004, 2003, and 2002. Sublease income totaled $7.2 million, $6.5 million and $6.2 million for the fiscal years ended September 30, 2004, 2003, and 2002. Future minimum lease payments under non-cancelable operating leases are as follows:

(in thousands)	**Amount**
2005	$29,866
2006	29,833
2007	25,880
2008	24,503
2009	22,522
Thereafter	138,958
Total minimum lease payments	**$271,562**

Under FIN 46-R, we have determined that we are a significant variable interest holder in a number of sponsored investment products as well as in LFL, a company incorporated in Ireland whose sole business purpose is to finance our deferred commission assets. As of September 30, 2004, total assets of sponsored investment products in which we held a significant interest were approximately $1,553.5 million and our exposure to loss as a result of our interest in these products was $256.1 million. LFL had approximately $475.7 million in total assets at September 30, 2004. Our exposure to loss related to our investment in LFL was limited to the carrying value of our investment in and loans to LFL, and interest and fees receivable from LFL aggregating approximately $53.2 million. This amount represents our maximum exposure to loss and does not reflect our estimate of the actual losses that could result from adverse changes.

In July 2003, we renegotiated an agreement to outsource management of our data center and distributed server operations, originally signed in February 2001. We may terminate the amended agreement any time after July 1, 2006 by incurring a termination charge. The maximum termination charge payable will depend on the termination date of the amended agreement, the service levels before our termination of the agreement, costs incurred by our service provider to wind-down the services and costs associated with assuming equipment leases. As of September 30, 2004, we estimate that the termination fee payable in July 2006, not including costs associated with assuming equipment leases, would approximate $14.3 million and would decrease each month for the subsequent two years, reaching a payment of approximately $2.2 million in July 2008.

At September 30, 2004, the banking/finance operating segment had commitments to extend credit aggregating $242.4 million, primarily under its credit card lines.

Note 14 - Consolidated Sponsored Investment Products

The following tables present the effect on our consolidated results of operations and financial position of consolidating majority-owned sponsored investment products.

(in thousands) For the Year Ended September 30, 2004	Before Consolidation	Sponsored Investment Products	Consolidated
Operating Revenues			
Investment management fees	$1,972,141	$(1,513)	$1,970,628
Underwriting and distribution fees	1,151,092	(170)	1,150,922
Shareholder servicing fees	244,097	(34)	244,063
Consolidated sponsored investment products income, net	—	3,519	3,519
Other, net	69,076	—	69,076
Total operating revenues	3,436,406	1,802	3,438,208
Total operating expenses	2,507,383	—	2,507,383
Operating income	929,023	1,802	930,825
Other Income (Expenses)			
Consolidated sponsored investment products gains, net	—	3,393	3,393
Investment and other income	91,816	(1,510)	90,306
Interest expense	(30,658)	—	(30,658)
Other income, net	61,158	1,883	63,041
Income before taxes on income and cumulative effect of an accounting change	990,181	3,685	993,866
Taxes on income	290,880	1,101	291,981
Income before cumulative effect of an accounting change, net of tax	699,301	2,584	701,885
Cumulative effect of an accounting change, net of tax	(3,189)	7,968	4,779
Net Income	**$696,112**	**$10,552**	**$706,664**

(in thousands) As of the Year Ended September 30, 2004	Before Consolidation	Sponsored Investment Products	Consolidated
Assets			
Current assets	$3,926,558	$117,654	$4,044,212
Banking/finance assets	825,844	—	825,844
Non-current assets	3,386,964	(28,885)	3,358,079
Total Assets	**$8,139,366**	**$88,769**	**$8,228,135**
Liabilities and Stockholders' Equity			
Current liabilities	$891,436	$29,679	$921,115
Banking/finance liabilities	658,717	—	658,717
Non-current liabilities	1,465,430	—	1,465,430
Total Liabilities	3,015,583	29,679	3,045,262
Minority interest	17,080	59,009	76,089
Total stockholders' equity	5,106,703	81	5,106,784
Total Liabilities and Stockholders' Equity	**$8,139,366**	**$88,769**	**$8,228,135**

Note 15 - Employee Stock Award and Option Plans

We sponsor the 2002 Universal Stock Incentive Plan (the "USIP") and the Amended and Restated Annual Incentive Compensation Plan (the "AICP"). Under the terms of these plans, eligible employees may receive cash and stock awards based on the performance of Franklin Templeton Investments and that of the individual employee. The USIP provides for the issuance of up to 36.0 million shares of our common stock for various stock-related awards, including those related to the AICP. As of September 30, 2004 and prior to considering fiscal 2004 grants, we had approximately 9.3 million shares available for grant under the USIP, including those related to the AICP. In addition to the annual award of stock under the plan, we may award options and other forms of stock-based compensation to some employees. The Compensation Committee of the Board of Directors determines the terms and conditions of awards under the plans. Total stock-based compensation cost during fiscal 2004, 2003, and 2002 was $67.9 million, $37.2 million and $42.1 million.

Information regarding stock options is as follows:

	2004		2003		2002	
(shares in thousands)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	13,289	$36.11	11,679	$37.00	8,397	$36.94
Granted	1,824	$48.83	3,565	$33.18	4,208	$37.10
Exercised/cancelled	(3,844)	$36.15	(1,955)	$36.06	(926)	$37.03
Outstanding, end of year	11,269	$38.16	13,289	$36.11	11,679	$37.00
Exercisable, end of year	8,512	$37.29	8,654	$36.40	5,479	$36.66

The range of exercise prices for these outstanding options at September 30, 2004 was from $31.04 to $49.93. Of the exercisable options, 72% were exercisable at prices ranging from $32.90 to $38.38. The weighted-average remaining contractual life for the options was 6.8 years. Generally, these options vest over a 3-year period and are exercisable for up to 10 years from the grant date.

Note 16 - Employee Stock Investment Plan

We have a qualified, non-compensatory Employee Stock Investment Plan ("ESIP"), which allows participants who meet certain eligibility criteria to buy shares of our common stock at 90% of their market value on defined dates. Our stockholders approved 4 million shares of common stock for issuance under the ESIP. The ESIP is open to substantially all employees of U.S. subsidiaries and some employees of non-U.S. subsidiaries. At September 30, 2004, approximately 2,090,000 shares had been purchased on a cumulative basis under the ESIP at a weighted-average price of $31.52.

In connection with the ESIP, we may, at our election, provide matching grants to participants in the ESIP of whole or partial shares of common stock. While reserving the right to change this determination, we have indicated that we will provide one half-share for each share held by a participant for a minimum period of 18 months. We made our first matching grant in fiscal 2000. During fiscal 2004, 2003, and 2002, we issued approximately 132,000, 104,000 and 85,000 shares at an average market price of $52.24, $39.47 and $35.47.

Note 17 - Other Compensation and Benefit Plans

Fiduciary Trust has a noncontributory retirement plan (the "Retirement Plan") covering substantially all its employees hired before we acquired it. Fiduciary Trust also maintains a nonqualified supplementary executive retirement plan ("SERP") to pay defined benefits in excess of limits imposed by Federal tax law to participants in the retirement plan who attain age 55 and ten years of service as of the plan termination date. In April 2003, the Board of Directors of Fiduciary Trust approved a resolution to terminate both the Retirement Plan and the SERP as of June 30, 2003. In December 2003, Fiduciary Trust filed for approval of the Retirement Plan termination with the Internal Revenue Service. Since Fiduciary Trust has not been notified that the Internal Revenue Service has approved the Retirement Plan termination, a curtailment gain (loss) has not yet been recorded in accordance with Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits".

In addition to these pension plans, Fiduciary Trust sponsors a defined benefit healthcare plan that provides post-retirement medical benefits to full-time employees who have worked ten years and attained age 55 while in the service of Fiduciary Trust, or have met alternate eligibility criteria. The defined benefit healthcare plan was closed to new entrants in April 2003.

The following table summarizes the funded status and the amounts recognized in the Consolidated Balance Sheets for the Retirement Plan and SERP, under pension benefits, and for the defined healthcare plan, under other benefits.

	Pension Benefits		Other Benefits	
(in thousands)	2004	2003	2004	2003
Change in benefit obligation				
Benefit obligation at beginning of year	$29,516	$31,635	$6,968	$5,094
Service cost	—	969	48	29
Interest cost	1,567	1,291	402	320
Participant contributions	—	—	(767)	—
Benefits paid	(4,789)	(3,823)	(502)	(195)
Actuarial losses (gains)	3,412	(557)	421	758
Plan amendments	—	—	—	962
Benefit obligation at end of year	**$29,706**	**$29,515**	**$6,570**	**$6,968**

(in thousands)	Pension Benefits 2004	Pension Benefits 2003	Other Benefits 2004	Other Benefits 2003
Fair value of plan assets at beginning of year	$15,091	$16,592	$—	$—
Actual return on assets	458	1,454	—	—
Employer contributions	390	868	502	195
Participant contributions	—	—	—	—
Benefits paid	(4,789)	(3,823)	(502)	(195)
Fair value of plan assets at end of year	**$11,150**	**$15,091**	**$—**	**$—**
Funded status	$(18,556)	$(14,424)	$(6,570)	$(6,967)
Unrecognized actuarial loss	—	1,140	662	1,058
Unrecognized prior service cost	—	—	705	961
Net liability	**$(18,556)**	**$(13,284)**	**$(5,203)**	**$(4,948)**
Amounts recognized in the consolidated balance sheets				
Accrued benefit cost recognized	$(18,556)	$(14,424)	$(5,203)	$(4,948)
Intangible asset	—	—	—	—
Accumulated other comprehensive income	—	1,140	—	—
Net amount recognized	**$(18,556)**	**$(13,284)**	**$(5,203)**	**$(4,948)**
Weighted-average assumptions				
Discount rate	5.00%/5.06%	5.31%/5.50%	5.75%	6.00%
Expected return on plan assets	6.00%	8.00%	N/A	N/A
Increase in compensation rate	N/A	N/A	4.50%	4.50%

The following table summarizes the components of net periodic benefit cost for fiscal 2004, 2003 and 2002 for all plans.

	Pension Benefits			Other Benefits		
(in thousands)	2004	2003	2002	2004	2003	2002
Service cost	$—	$969	$1,781	$48	$29	$40
Interest cost	1,567	1,291	2,057	402	320	314
Expected return on plan assets	(902)	(774)	(1,497)	—	—	—
Amortization of prior service cost	—	(128)	183	256	—	—
Actuarial losses	5,681	3,800	—	51	—	—
Net periodic benefit cost	**$6,346**	**$5,158**	**$2,524**	**$757**	**$349**	**$354**

During fiscal 2004, we have not made any contribution to the Retirement Plan. Based on our most recent valuation, we anticipate that we will contribute an additional $14.4 million to the Retirement Plan and an additional $4.2 million to the SERP, when final approval of the Retirement Plan termination is received from the Internal Revenue Service. We accrued the benefit liability for this anticipated funding in our financial statements during the fiscal year ended September 30, 2004.

Following the acquisition of Fiduciary Trust, we established an $85.0 million retention pool aimed at retaining key Fiduciary Trust employees, under which employees will receive both cash payments and options. Salaried employees who remain continuously employed through the applicable dates are eligible for compensation under the program. Excluding the value of options granted, the value of the retention plan is $68 million, and is being expensed over a period ranging from one to five years. We expensed $1.6 million, $10.2 million and $25.5

million in fiscal 2004, 2003, and 2002, including the acceleration of retention payments related to the September 11, 2001 events as described in Note 19.

Note 18 - Segment Information

We have two operating segments: investment management and banking/finance. We based our operating segment selection process primarily on services offered. The investment management segment derives substantially all its revenues and net income from providing investment advisory, administration, distribution and related services to the Franklin, Templeton, Mutual Series, Bissett, Fiduciary Trust and Darby Overseas sponsored investment products. The banking/finance segment offers selected retail-banking services to high net-worth individuals, foundations and institutions, and consumer lending services. Our consumer lending activities include automotive lending related to the purchase, securitization, and servicing of retail installment sales contracts originated by independent automobile dealerships, consumer credit and debit cards, real estate equity lines, and home equity/mortgage loans.

Financial information for our two operating segments is presented in the table below. Operating revenues of the banking/finance segment are reported net of interest expense and the provision for probable loan losses.

(in thousands)

As of and for the Year Ended September 30, 2004	Investment Management	Banking/ Finance	Totals
Assets	$7,402,291	$825,844	$8,228,135
Operating revenues	3,380,891	57,317	3,438,208
Interest revenue – inter-segment	1,393	—	1,393
September 11, 2001 recovery, net	(30,277)	—	(30,277)
Interest expense	30,658	N/A	30,658
Income before taxes	965,614	28,252	993,866
As of and for the Year Ended September 30, 2003			
Assets	$6,052,324	$918,425	$6,970,749
Operating revenues	2,571,253	60,871	2,632,124
Interest revenue – inter-segment	2,501	—	2,501
September 11, 2001 recovery, net	(4,401)	—	(4,401)
Interest expense	19,910	N/A	19,910
Income before taxes	658,571	41,632	700,203
As of and for the Year Ended September 30, 2002			
Assets	$5,370,766	$1,051,972	$6,422,738
Operating revenues	2,467,412	55,446	2,522,858
Interest revenue – inter-segment	5,415	—	5,415
Interest expense	12,302	N/A	12,302
Income before taxes	546,396	31,879	578,275

Operating revenues of the banking/finance segment included above were as follows:

(in thousands)

For the Years Ended September 30,	2004	2003	2002
Interest on loans	$27,957	$31,134	$33,523
Interest and dividends on investment securities	10,950	18,595	19,804
Total interest income	38,907	49,729	53,327
Interest on deposits	4,420	6,119	9,812
Interest on short-term debt	203	436	392
Interest expense – inter-segment	1,393	2,501	5,415
Total interest expense	6,016	9,056	15,619
Net interest income	32,891	40,673	37,708
Other income	28,822	33,621	31,628
Provision for probable loan losses	(5,201)	(13,423)	(13,890)
Total operating revenues	**$56,512**	**$60,871**	**$55,446**

Inter-segment interest payments from the banking/finance segment to the investment management segment are based on market rates prevailing at the inception of each loan. As further described in Note 1, inter-segment interest income and expense are not eliminated in our Consolidated Statements of Income. The investment management segment incurs substantially all of our depreciation and amortization costs and expenditures on long-lived assets.

We conduct operations in the following principal geographic areas of the world: the United States, Canada, the Bahamas, Europe, Asia, South America, Africa and Australia. For segment reporting purposes, we have combined Asia, South America, Africa and Australia into one category - Other. Revenues by geographic area include fees and commissions charged to customers and fees charged to affiliates.

Information by geographic area is summarized below:

(in thousands)

For the Years Ended September 30,	2004	2003	2002
Operating revenues			
United States	$2,379,108	$1,888,987	$1,773,889
Canada	230,433	188,531	205,752
Bahamas	493,504	326,687	319,129
Europe	104,110	72,467	79,689
Other	231,053	155,452	144,399
Total	**$3,438,208**	**$2,632,124**	**$2,522,858**
Property and equipment, net			
United States	$420,301	$303,457	$338,763
Canada	3,546	4,007	5,151
Bahamas	9,879	6,861	7,299
Europe	6,268	6,045	6,371
Other	30,584	36,402	36,588
Total	**$470,578**	**$356,772**	**$394,172**

Note 19 - September 11, 2001 Event

On September 11, 2001, the headquarters of our subsidiary company, Fiduciary Trust, at Two World Trade Center was destroyed in the terrorist attacks on New York City (the "September 11, 2001 Event"). We have since leased office space for Fiduciary Trust in midtown Manhattan, to resume permanent operations. The following table shows the financial impact of the event recognized at September 30, 2004, 2003 and 2002:

(in thousands)	2004	2003	2002
Cumulative September 11, 2001 costs recognized as of end of year	$69,140	$68,945	$64,853
September 11, 2001 (recovery) expense, net	(30,277)	(4,401)	—

In January 2004, we received $32.5 million from our insurance carrier for claims related to the September 11, 2001 terrorist attacks that destroyed Fiduciary Trust's headquarters. These proceeds represented final recoveries for claims submitted to our insurance carrier. We realized a gain of $30.3 million, before income taxes of $12.0 million, in the reporting period ending March 31, 2004, in accordance with guidance provided under FASB Statement No. 5 "Accounting for Contingencies" and Emerging Issues Task Force Abstract "Accounting for the Impact of the Terrorist Attacks of September 11, 2001", as remaining contingencies related to our insurance claims have been resolved.

Note 20 - Other Income (Expenses)

Other income (expenses) for the years ended September 30, 2004, 2003 and 2002 consisted of the following:

(in thousands)	2004	2003	2002
Consolidated sponsored investment products			
Consolidated sponsored investment products net unrealized (losses) gains	$(484)	$1,476	$—
Consolidated sponsored investment products net realized gains	3,877	169	—
Total	3,393	1,645	—
Investment and other income			
Dividends	14,778	13,328	12,934
Interest income from banking/finance group	1,393	2,501	5,415
Other interest income	27,301	25,187	32,381
Equity in net income of affiliated companies	20,605	6,934	1,567
Realized gains on sale of assets	30,395	15,213	9,183
Realized losses on sale of assets	(5,771)	(6,639)	(5,201)
Other-than-temporary decline in investments value	—	—	(60,068)
Foreign exchange gains (losses), net	4,668	10,069	(5,661)
Other	(3,063)	3,799	14,525
Total	90,306	70,392	5,075
Interest expense	(30,658)	(19,910)	(12,302)
Other income (expenses), net	**$63,041**	**$52,127**	**$(7,227)**

During fiscal 2002, we recognized a $60.1 million other-than-temporary decline in value of investments. Substantially all of our dividend income and realized gains (losses) on sale of assets were generated by investments in our sponsored investment products.

Note 21 - Fair Values of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The methods and assumptions used to estimate fair values of our financial instruments are described below (see Note 1).

Due to the short-term nature and liquidity of cash and cash equivalents and receivables, the carrying amounts of these assets in the Consolidated Balance Sheets approximated fair value.

Investment securities, trading are carried at fair value with changes in fair value recognized in our consolidated net income.

Investment securities, available-for-sale are carried at fair market value as required by generally accepted accounting principles in the United States.

Loans held for sale are originated and intended for sale and are carried at the lower of cost or estimated fair value in the aggregate. Estimated fair value is calculated using discounted cash flow analyses. Net unrealized losses, if any, are recognized through a valuation allowance included in other, net revenues.

Loans receivable, net are valued using interest rates that consider the current credit and interest rate risk inherent in the loans and the current economic and lending conditions. The majority of retail-banking loans are at variable rates, which are adjusted periodically. We utilize interest rate swaps to hedge the interest rate risk on those retail-banking loans that are at fixed rates and have maturities longer than one year. As such, the fair value of retail-banking loans approximates their carrying value.

The fair value of loans related to consumer lending are generally estimated using discounted cash flow analyses. For certain consumer lending variable rate loans with no significant credit concerns and frequent repricings, estimated fair values are generally based on the carrying value.

Deposits of the banking/finance segment are valued using interest rates offered by comparable institutions on deposits with similar remaining maturities. The amounts in the Consolidated Balance Sheets approximated fair value.

Interest-rate swap agreements and foreign exchange contracts are carried at fair value.

Debt is valued using publicly-traded debt with similar maturities, credit risk and interest rates. The amounts in the Consolidated Balance Sheets approximate fair values.

Guarantees and letters of credit have fair values based on the face value of the underlying instrument.

Note 22 - Banking Regulatory Ratios

Following the acquisition of Fiduciary Trust in April 2001, we became a bank holding company and a financial holding company subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. We must meet specific capital adequacy guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain a minimum Tier 1 capital and Tier 1 leverage ratio (as defined in the regulations), as well as minimum Tier 1 and Total risk-based capital ratios (as defined in the regulations). Based on our calculations as of September 30, 2004 and 2003, we exceeded the capital adequacy requirements applicable to us as listed below.

(in thousands)	**2004**	**2003**	**Minimum for our Capital Adequacy Purposes**
Tier 1 capital	$3,144,919	$2,122,167	N/A
Total risk-based capital	3,148,617	2,130,717	N/A
Tier 1 leverage ratio	50%	40%	4%
Tier 1 risk-based capital ratio	76%	64%	4%
Total risk-based capital ratio	76%	64%	8%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Franklin Resources, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of income, stockholders' equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of Franklin Resources, Inc. and its subsidiaries at September 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
December 13, 2004

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

The Company's management evaluated, with the participation of the Company's principal executive and principal financial officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of September 30, 2004. Based on their evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures were effective as of September 30, 2004.

There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's fiscal quarter ended September 30, 2004, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information required by this Item with respect to our executive officers is contained in Part I, Item 1 of this Form 10-K under the section, "Executive Officers of the Registrant".

Code of Ethics. The Company has adopted a Code of Ethics and Business Conduct (the "Code of Ethics") that applies to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as well as directors, officers and employees of the Company. The Code of Ethics is posted on the Company's website (www.franklintempleton.com) and available in print free of charge to any shareholder who requests a copy. Interested parties may address a written request for a printed copy of the Code of Ethics to: Secretary, Franklin Resources, Inc., One Franklin Parkway, San Mateo, California 94403-1906. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Ethics for the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions by posting such information on our website.

The information regarding directors of FRI, including the procedures by which security holders may recommend nominees, members of the Audit Committee, the Audit Committee financial expert, and compliance with Section 16(a) of the Exchange Act, is incorporated by reference from the information provided under the section entitled "Proposal 1: Election of Directors" from our Proxy Statement.

NYSE Annual Co-CEO Certification. The Co-CEO's of the Company have previously submitted to the New York Stock Exchange the annual certifications required by Section 303A.12(a) of the NYSE Corporate Governance Rules.

Item 11. Executive Compensation.

The information in the Proxy Statement under the section entitled "Proposal 1: Election of Directors" is incorporated herein by this reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth certain information about equity compensation plans that have been approved by security holders and plans that have not been approved by security holders.

EQUITY COMPENSATION PLAN INFORMATION [1]

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders[2]	11,268,840[3]	$38.16	9,977,018[4]
Equity compensation plans not approved by security holders	0	0	0
Total	11,268,840	$38.16	9,977,018

(1) The table includes information for equity compensation plans assumed by the Company in connection with acquisitions of the companies, which originally established those plans.

(2) Consists of the 2002 Universal Stock Incentive Plan (the "2002 Stock Plan") and the 1998 Employee Stock Investment Plan (the "Purchase Plan"). Equity securities granted under the 2002 Stock Plan may include awards contemplated by the Amended and Restated Annual Incentive Compensation Plan and the 2004 Key Executive Incentive Compensation Plan.

(3) Excludes options to purchase accruing under the Company's Purchase Plan. Under the Purchase Plan each eligible employee is granted a separate option to purchase up to 2,000 shares of Common Stock each semi-annual accrual period on January 31 and July 31 at a purchase price per share equal to 90% of the fair market value of the Common Stock on the enrollment date or the exercise date, whichever is lower.

(4) Includes shares available for future issuance under the Purchase Plan. As of September 30, 2004, 1,436,376 of shares of Common Stock were available for issuance under the Purchase Plan.

The information required by this Item with respect to Stock Ownership of Certain Beneficial Owners and Management is incorporated by reference from the information provided under the section entitled "Security Ownership of Principal Shareholders" and "Security Ownership of Management" of our Proxy Statement.

Item 13. Certain Relationships and Related Transactions.

The information required by this Item is incorporated by reference from the information provided under the section entitled "Proposal 1: Election of Directors – Certain Relationships and Related Transactions" of our Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by this Item is incorporated by reference from the information provided under the section entitled "Proposal 1: Election of Directors – Fees Paid to Independent Registered Public Accounting Firm" of our Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1) Please see the index in Item 8 on page 53 of this Annual Report for a list of the financial statements filed as part of this report.

(a)(2) Please see the index in Item 8 on page 53 of this Annual Report for a list of the financial statement schedules filed as part of this report.

(a)(3) Exhibits.

<u>**Exhibit No.**</u>

3(i)(a) Registrant's Certificate of Incorporation, as filed November 28, 1969, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994 (the "1994 Annual Report")

3(i)(b) Registrant's Certificate of Amendment of Certificate of Incorporation, as filed March 1, 1985, incorporated by reference to the 1994 Annual Report

3(i)(c) Registrant's Certificate of Amendment of Certificate of Incorporation, as filed April 1, 1987, incorporated by reference to the 1994 Annual Report

3(i)(d) Registrant's Certificate of Amendment of Certificate of Incorporation, as filed February 2, 1994, incorporated by reference to the 1994 Annual Report

3(ii) Registrant's Amended and Restated By-laws adopted November 12, 2002, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (the "2002 Annual Report")

4.1 Indenture between the Registrant and The Chase Manhattan Bank (formerly Chemical Bank), as trustee, dated as of May 19, 1994, incorporated by reference to the Company's Registration Statement on Form S-3, filed on April 14, 1994

4.2 Indenture between Franklin Resources, Inc. and The Bank of New York dated May 11, 2001, incorporated by reference to the Registrant's Registration Statement on Form S-3, filed on August 6, 2001

4.3 Form of Liquid Yield Option Note due 2031 (Zero Coupon-Senior) (included in Exhibit 4.2 hereto)

4.4 Registration Rights Agreement between Franklin Resources, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") dated May 11, 2001, incorporated by reference to the Registrant's Registration Statement on Form S-3, filed on August 6, 2001

4.5 Form of 3.7% Senior Notes due 2008, incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2003 filed on May 12, 2003

10.1 Representative Distribution Plan between Templeton Growth Fund, Inc. and Franklin/Templeton Investor Services, Inc., incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1993 (the "1993 Annual Report")

10.2 Representative Transfer Agent Agreement between Templeton Growth Fund, Inc. and Franklin/Templeton Investor Services, Inc., incorporated by reference to the 1993 Annual Report

10.3 Representative Investment Management Agreement between Templeton Growth Fund, Inc. and Templeton, Galbraith & Hansberger Ltd., incorporated by reference to the 1993 Annual Report

10.4 Representative Management Agreement between Advisers and the Franklin Group of Funds, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1992 (the "1992 Annual Report")

10.5 Representative Distribution 12b-1 Plan between FTDI and the Franklin Group of Funds, incorporated by reference to the 1992 Annual Report

10.6 Amended Annual Incentive Compensation Plan approved January 24, 1995, incorporated by reference to the Company's Proxy Statement filed under cover of Schedule 14A on December 28, 1994 in connection with its Annual Meeting of Stockholders held on January 24, 1995*

10.7 Universal Stock Plan approved January 19, 1994, incorporated by reference to the Company's 1995 Proxy Statement filed under cover of Schedule 14A on December 29, 1993 in connection with its Annual Meeting of Stockholders held on January 19, 1994*

10.8 Representative Amended and Restated Distribution Agreement between Franklin/Templeton Distributors, Inc. and Franklin Federal Tax-Free Income Fund, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995 (the "June 1995 Quarterly Report")

10.9 Distribution 12b-1 Plan for Class II shares between Franklin/Templeton Distributors, Inc. and Franklin Federal Tax-Free Income Fund, incorporated by reference to the June 1995 Quarterly Report

10.10 Representative Investment Management Agreement between Templeton Global Strategy SICAV and Templeton Investment Management Limited, incorporated by reference to the June 1995 Quarterly Report

10.11 Representative Sub-Distribution Agreement between Templeton, Galbraith & Hansberger Ltd. and BAC Corp. Securities, incorporated by reference to the June 1995 Quarterly Report

10.12 Representative Dealer Agreement between Franklin/Templeton Distributors, Inc. and Dealer, incorporated by reference to the June 1995 Quarterly Report

10.13 Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (ERISA), incorporated by reference to the June 1995 Quarterly Report

10.14 Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (non-ERISA), incorporated by reference to the June 1995 Quarterly Report

10.15 Representative Amended and Restated Transfer Agent and Shareholder Services Agreement between Franklin/Templeton Investor Services, Inc. and Franklin Custodian Funds, Inc., dated July 1, 1995, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 (the "1995 Annual Report")

10.16 Representative Amended and Restated Distribution Agreement between Franklin/Templeton Distributors, Inc. and Franklin Custodian Funds, Inc., incorporated by reference to the 1995 Annual Report

10.17 Representative Class II Distribution Plan between Franklin/Templeton Distributors, Inc. and Franklin Custodian Funds, Inc., on behalf of its Growth Series, incorporated by reference to the 1995 Annual Report

10.18 Representative Dealer Agreement between Franklin/Templeton Distributors, Inc. and Dealer, incorporated by reference to the 1995 Annual Report

10.19 Representative Mutual Fund Purchase and Sales Agreement for Accounts of Bank and Trust Company Customers, effective July 1, 1995, incorporated by reference to the 1995 Annual Report

10.20 Representative Management Agreement between Franklin Value Investors Trust, on behalf of Franklin MicroCap Value Fund and Franklin Advisers, Inc., incorporated by reference to the 1995 Annual Report

10.21 Representative Sub-Distribution Agreement between Templeton, Galbraith & Hansberger Ltd. and Sub-Distributor, incorporated by reference to the 1995 Annual Report

10.22 Representative Non-Exclusive Underwriting Agreement between Templeton Growth Fund, Inc. and Templeton/Franklin Investments Services (Asia) Limited, dated September 18, 1995, incorporated by reference to the 1995 Annual Report

10.23 Representative Shareholder Services Agreement between Franklin/Templeton Investor Services, Inc. and Templeton/Franklin Investments Services (Asia) Limited, dated September 18, 1995, incorporated by reference to the 1995 Annual Report

10.24 Agreement to Merge the Businesses of Heine Securities Corporation, Elmore Securities Corporation, and Franklin Resources, Inc., dated June 25, 1996, incorporated by reference to the Company's Report on Form 8-K dated June 25, 1996

10.25 Subcontract for Transfer Agency and Shareholder Services dated November 1, 1996 by and between Franklin/Templeton Investor Services, Inc. and PFPC Inc., incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 (the "1996 Annual Report")

10.26 Representative Sample of Franklin/Templeton Investor Services, Inc. Transfer Agent and Shareholder Services Agreement, incorporated by reference to the 1996 Annual Report

10.27 Representative Administration Agreement between Templeton Growth Fund, Inc. and Franklin Templeton Services, Inc., incorporated by reference to the 1996 Annual Report

10.28 Representative Sample of Fund Administration Agreement with Franklin Templeton Services, Inc., incorporated by reference to the 1996 Annual Report

10.29 Representative Subcontract for Fund Administrative Services between Franklin Advisers, Inc. and Franklin Templeton Services, Inc., incorporated by reference to the 1996 Annual Report

10.30 Representative Investment Advisory Agreement between Franklin Mutual Series Fund, Inc. and Franklin Mutual Advisers, Inc., incorporated by reference to the 1996 Annual Report

10.31 Representative Management Agreement between Franklin Valuemark Funds and Franklin Mutual Advisers, Inc., incorporated by reference to the 1996 Annual Report

10.32 Representative Investment Advisory and Asset Allocation Agreement between Franklin Templeton Fund Allocator Series and Franklin Advisers, Inc., incorporated by reference to the 1996 Annual Report

10.33 Representative Management Agreement between Franklin New York Tax-Free Income Fund, Inc. and Franklin Investment Advisory Services, Inc., incorporated by reference to the 1996 Annual Report

10.34 1998 Employee Stock Investment Plan approved January 20, 1998, incorporated by reference to the Company's Proxy Statement filed under cover of Schedule 14A on December 17, 1997 in connection with its Annual Meeting of Stockholders held on January 20, 1998

10.35 System Development and Services Agreement dated as of August 29, 1997 by and between Franklin/Templeton Investor Services, Inc. and Sungard Shareholder Systems, Inc., incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997

10.36 1998 Universal Stock Incentive Plan approved October 16, 1998 by the Board of Directors, incorporated by reference to the Company's Proxy Statement filed under cover of Schedule

14A on December 23, 1998 in connection with its Annual Meeting of Stockholders held on January 28, 1999*

10.37 Amendment No. 3 to the Agreement to Merge the Businesses of Heine Securities Corporation, Elmore Securities Corporation, and Franklin Resources, Inc., dated December 17, 1997, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1997

10.38 Representative Agreement for the Supply of Investment Management and Administration Services, dated February 16, 1998, by and between Templeton Funds and Templeton Investment Management Limited, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998

10.39 Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (ERISA), as amended, incorporated by reference to the Company's Annual Report on Form 10-K/A for the fiscal year ended September 30, 1998 (the "1998 Annual Report")

10.40 Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (non-ERISA), as amended, incorporated by reference to the 1998 Annual Report

10.41 Representative Variable Insurance Fund Participation Agreement among Templeton Variable Products Series Fund or Franklin Valuemark Fund, Franklin/Templeton Distributors, Inc. and an insurance company, incorporated by reference on Form 10-Q for the quarter ended December 31, 1998

10.42 Purchase Agreement between Mariners Island Co-Tenancy and Keynote Systems, Inc. dated April 25, 2000, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended June 30, 2000

10.43 Acquisition Agreement dated July 26, 2000 among Franklin Resources, Inc., FTI Acquisition and Bissett & Associates Investment Management, Ltd., incorporated by reference to the Company's Report on Form 8-K dated August 1, 2000

10.44 Agreement and Plan of Share Acquisition between Franklin Resources, Inc. and Fiduciary Trust Company International dated October 25, 2000, incorporated by reference to the Company's Report on Form 8-K/A (Amendment No. 1) dated October 25, 2000 and filed on October 26, 2000

10.45 Representative Amended and Restated Distribution Agreement among Templeton Emerging Markets Fund, Templeton Canadian Bond Fund, Templeton International Stock Fund, Templeton Canadian Stock Fund, Templeton Global Smaller Companies Fund, Templeton Global Bond Fund, Templeton Treasury Bill Fund, Templeton Global Balanced Fund, Templeton International Balanced Fund, Templeton Canadian Asset Allocation Fund, Mutual Beacon Fund, Franklin U.S. Small Cap Growth Fund, Templeton Balanced Fund, Templeton Growth Fund, Ltd., Templeton Management Limited, and FEP Capital, L.P. dated December 31, 1998, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 (the "2000 Annual Report")

10.46 Representative Purchase and Sales Agreement by and among Franklin/Templeton Distributors, Inc., Franklin Resources, Inc., and Lightning Finance Company Limited dated August 1, 1999, incorporated by reference to the 2000 Annual Report

10.47 Representative Advisory Agreement between Templeton Global Advisors Limited and Templeton Asset Management Limited dated December 21, 1999, incorporated by reference to the 2000 Annual Report

10.48 Representative Amended and Restated Commission Paying Agreement between Templeton Global Strategy Funds, Templeton Global Advisors Limited, Templeton Global Strategic Services S.A., and Lightning Finance Company Limited dated January 31, 2000, incorporated by reference to the 2000 Annual Report

10.49 Representative Variable Insurance Fund Participation Agreement among Franklin Templeton Variable Insurance Products Trust (formerly Franklin Valuemark Funds), Franklin/Templeton Distributors, Inc., and CUNA Mutual Life Insurance Company dated May 1, 2000, incorporated by reference to the 2000 Annual Report

10.50 Stock Purchase Agreement between Good Morning Securities Co., Ltd. and Templeton Investment Counsel, Inc. dated June 29, 2000, incorporated by reference to the 2000 Annual Report

10.51 Agreement entered into between NEDCOR Investment Bank Holdings Limited, NEDCOR Investment Bank Limited, Templeton International, Inc., Franklin Templeton Asset Management (Proprietary) Limited, and Templeton Global Advisors Limited dated August 1, 2000, incorporated by reference to the 2000 Annual Report

10.52 Representative Amended and Restated Distribution Agreement between Franklin/Templeton Distributors, Inc. and Franklin Growth and Income Fund dated August 10, 2000, incorporated by reference to the 2000 Annual Report

10.53 Employment Agreement entered into on December 22, 2000 by and among Anne M. Tatlock, Fiduciary Trust Company International and Franklin Resources, Inc., incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended December 31, 2000*

10.54 Amended and Restated 1998 Universal Stock Incentive Plan as approved by the Board of Directors on October 28, 2000 and the Stockholders at the Annual Meeting held on January 25, 2001, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended December 31, 2000*

10.55 Representative Sub-Advisory Agreement between FTTrust Company, on behalf of Templeton International Smaller Companies Fund, Templeton Investment Counsel, LLC, and Templeton Asset Management Limited, dated January 23, 2001, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2001

10.56 Managed Operations Services Agreement between Franklin Templeton Companies, LLC, and International Business Machines Corporation dated February 6, 2001, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2001

10.57 Representative Agency Agreement between FTTrust Company and Franklin/Templeton Investor Services, LLC, dated April 1, 2001, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2001

10.58 Lease between RCPI Landmark Properties, L.L.C. and Franklin Templeton Companies, LLC dated September 30, 2001, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (the "2001 Annual Report")

10.59 Synthetic Lease Financing Facility Agreements dated September 27, 1999, incorporated by reference to the 2001 Annual Report

10.60 Representative Amended and Restated Master Management Agreement between Franklin Templeton Investment Corp., as Trustee of mutual funds and Franklin Templeton Investment Corp., as Manager, dated May 31, 2001, incorporated by reference to the 2001 Annual Report

10.61 Representative Master Management Agreement dated May 31, 2001 between Franklin Templeton Tax Class Corp. and Franklin Templeton Investments Corp., incorporated by reference to the 2001 Annual Report

10.62 Form of Deferred Compensation Agreement for Director's Fees, as amended, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2002*

10.63 Franklin Resources, Inc. 1998 Employee Stock Investment Plan as amended by the Board of Directors on October 10, 2002, incorporated by reference to the Company's Report on Form S-8 filed on October 28, 2002*

10.64 Amended and Restated Five Year Facility Credit Agreement dated June 5, 2002 between Franklin Resources, Inc. and The Several Banks Parties Thereto, Bank of America, N.A. and The Bank of New York, as Co-Syndication Agents, Citicorp USA Inc. and BNP Paribas as Co-Documentation Agents and JP Morgan Chase Bank, as Administrative Agent, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (the "2002 Annual Report")

10.65 Amended and Restated 364 Day Facility Credit Agreement dated June 5, 2002 between Franklin Resources, Inc. and The Several Banks Parties Thereto, Bank of America, N.A. and The Bank of New York, as Co-Syndication Agents, Citicorp USA Inc. and BNP Paribas as Co-Documentation Agents and JP Morgan Chase Bank, as Administrative Agent, incorporated by reference to the 2002 Annual Report

10.66 Settlement Agreement and Release of All Claims dated July 7, 2002 between Franklin Resources, Inc. and Allen J. Gula, Jr., incorporated by reference to the 2002 Annual Report

10.67 Stock Purchase Agreements dated July 23, 2002 between Templeton Asset Management (India) Private Limited and Pioneer Investment Management, Inc. and various employee shareholders, incorporated by reference to the 2002 Annual Report

10.68 2002 Universal Stock Incentive Plan as approved by the Board of Directors on October 10, 2002 and the Stockholders at the Annual Meeting held on January 30, 2003, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended December 31, 2002

10.69 Amendments dated July 2, 2001, June 10, 2002 and February 3, 2003 to the Managed Operations Services Agreement dated February 6, 2001, between Franklin Templeton Companies, LLC and International Business Machines Corporation, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2003

10.70 Representative Form of Franklin Templeton Investor Services, LLC Transfer Agent and Shareholder Services Agreement, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2003

10.71 Amendments dated July 1, 2003 and September 1, 2003 to the Managed Operations Service Agreement dated February 6, 2001, between Franklin Templeton Companies, LLC and International Business Machines Corporation, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 (the "2003 Annual Report")

10.72 Purchase Agreement by and among Franklin Resources, Inc., Darby Holdings, Inc. and certain other named parties dated as of August 1, 2003, incorporated by reference to the 2003 Annual Report

10.73 Amended and Restated 364 Day Facility Credit Agreement dated June 4, 2003 between Franklin Resources, Inc. and The Banks Parties Thereto, Bank of America, N.A. and The Bank of New York, as Co-Syndication Agents, Citicorp USA Inc. and BNP Paribas, as Co-Documentation Agents, and JP Morgan Chase Bank, as Administrative Agent, incorporated by reference to the 2003 Annual Report

10.74 Settlement and Release Agreement between Franklin Resources, Inc. and Great Northern Insurance Company dated January 15, 2004, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2004

10.75 Amended and Restated 364 Day Facility Credit Agreement dated June 3, 2004 between Franklin Resources, Inc. and The Banks Parties Thereto, Bank of America, N.A. and The Bank of New York, as Co-Syndication Agents, Citicorp USA Inc. and BNP Paribas, as Co-Documentation Agents, and JP Morgan Chase Bank, as Administrative Agent, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended June 30, 2004

10.76 2004 Key Executive Incentive Compensation Plan approved by the Board of Directors on December 11, 2003 and the Stockholders at the Annual Meeting held on January 29, 2004 (the "2004 Annual Meeting"), incorporated by reference to the Company's Proxy Statement filed under cover of Schedule 14A on December 24, 2003*

10.77 Amended and Restated Annual Incentive Compensation Plan approved by the Board of Directors on December 11, 2003 and the Stockholders at the 2004 Annual Meeting and referenced in the Company's Proxy Statement filed under cover of Schedule 14A on December 24, 2003 in connection with the 2004 Annual Meeting*

10.78 Form of Restricted Stock Award Agreement and Notice of Restricted Stock Award under the Company's 2002 Universal Stock Incentive Plan, incorporated by reference to the Company's Report on Form 8-K filed with the SEC on November 12, 2004*

10.79 Form of Stock Option Agreement and Notice of Stock Option Grant under the Company's 2002 Universal Stock Incentive Plan, incorporated by reference to the Company's Report on Form 8-K filed with the SEC on November 12, 2004*

10.80 Form of Restricted Stock Award Agreement and Notice of Restricted Stock Award under the Company's 2002 Universal Stock Incentive Plan, incorporated by reference to the Company's Report on Form 8-K filed with the SEC on November 19, 2004*

10.81 Form of Restricted Stock Unit Award Agreement and Notice of Restricted Stock Unit Award under the Company's 2002 Universal Stock Incentive Plan, referenced in the Company's Report on Form 8-K filed with the SEC on November 19, 2004*

12 Computation of Ratios of Earnings to Fixed Charges

14 Code of Ethics and Business Conduct

21 List of Subsidiaries

23 Consent of Independent Registered Public Accounting Firm

31.1 Certification of Co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification of Co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.3 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certification of Co-Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)

32.2 Certification of Co-Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)

32.3 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)

* Management/Employment Contract or Compensatory Plan or Arrangement

(b) See Item 15(a)(3) above.

(c) No separate financial statements are required; schedules are included in Item 8.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FRANKLIN RESOURCES, INC.

Date:	December 13, 2004	By:	/s/ James R. Baio James R. Baio, Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Date:	December 13, 2004	By:	/s/ James R. Baio James R. Baio, Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Date:	December 13, 2004	By:	/s/ Harmon E. Burns Harmon E. Burns, Vice Chairman, Member - Office of the Chairman, and Director
Date:	December 13, 2004	By:	/s/ Charles Crocker Charles Crocker, Director
Date:	December 13, 2004	By:	/s/ Martin L. Flanagan Martin L. Flanagan, President and Co-Chief Executive Officer (Principal Executive Officer)
Date:	December 13, 2004	By:	/s/ Robert D. Joffe Robert D. Joffe, Director
Date:	December 13, 2004	By:	/s/ Charles B. Johnson Charles B. Johnson, Chairman, Member - Office of the Chairman, and Director
Date:	December 13, 2004	By:	/s/ Gregory E. Johnson Gregory E. Johnson, President and Co-Chief Executive Officer (Principal Executive Officer)
Date:	December 13, 2004	By:	/s/ Rupert H. Johnson, Jr. Rupert H. Johnson, Jr., Vice Chairman, Member - Office of the Chairman, and Director
Date:	December 13, 2004	By:	/s/ Thomas H. Kean Thomas H. Kean, Director
Date:	December 13, 2004	By:	/s/ Chutta Ratnathicam Chutta Ratnathicam, Director
Date:	December 13, 2004	By:	/s/ Peter M. Sacerdote Peter M. Sacerdote, Director
Date:	December 13, 2004	By:	/s/ Louis E. Woodworth Louis E. Woodworth, Director

Exhibits (other than 12, 21, 31.1, 31.2, 31.3, 32.1, 32.2 and 32.3) deleted, but filed with the Securities and Exchange Commission

EXHIBIT 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

For the Years Ended September 30,	2004	2003	2002	2001	2000
Income before taxes	$993,866	$700,203	$578,275	$637,790	$739,591
Add fixed charges:					
Interest expense-excluding interest on deposits	32,254	22,924	18,108	21,336	22,580
Interest expense-deposits	4,295	6,122	9,812	10,768	2,742
Interest factor on rent[1]	13,020	13,413	20,977	20,228	19,170
Total fixed charges	$49,569	$42,459	$48,897	$52,332	$44,492
Earnings before fixed charges and taxes on income	$1,043,435	$742,662	$627,172	$690,122	$784,083
Ratio of earnings to fixed charges-including interest on deposits	21.1	17.5	12.8	13.2	17.6
Ratio of earnings to fixed charges-excluding interest on deposits	23.0	20.3	15.8	16.3	18.7

[1] Interest factor on rent represents one-third of rental expense (the approximate portion of rental expense representing interest).

EXHIBIT 21

FRANKLIN RESOURCES, INC.
LIST OF SUBSIDIARIES

Name	State or Nation of Incorporation
Asia Infrastructure Mezzanine Capital Management Co., Ltd.	Cayman Islands
Darby Asia Investors (HK), Ltd.	Hong Kong
Darby Asia Investors, Ltd.	British Virgin Islands
Darby Emerging Markets Income Investments LLC	Delaware
Darby Emerging Markets Income Investments, Ltd.	Cayman Islands
Darby Emerging Markets Investments, LDC	Cayman Islands
Darby Global SICAV Managers, LLC	Delaware
Darby Holdings, Inc.	Delaware
Darby Latin American Mezzanine Investments	Cayman Islands
Darby Overseas Investments, Ltd.	Delaware
Darby Overseas Partners, L.P.	Delaware
Darby-BBVA Latin American Investors, Ltd.	Cayman Islands
DBVA de Mexico, S. de R. L. de C. V.	Mexico
DBVA Mexico Holdings I, LLC	Delaware
DBVA Mexico Holdings II, LLC	Delaware
FCC Receivables Corp.	Delaware
Fiduciary Financial Services Corp.	New York
Fiduciary International Holding, Inc.	New York
Fiduciary International Ireland Limited	Ireland
Fiduciary International, Inc.	New York
Fiduciary Investment Corporation	New York
Fiduciary Investment Management International, Inc.	Delaware
Fiduciary Trust (International) S.A.	Switzerland
Fiduciary Trust Company International	New York
Fiduciary Trust Company of Canada	Canada
Fiduciary Trust International Limited	England
Fiduciary Trust International of California	California
Fiduciary Trust International of Delaware	Delaware
Fiduciary Trust International of the South	Florida
Franklin Advisers, Inc.	California
Franklin Advisory Services, LLC	Delaware
Franklin Agency, Inc.	California
Franklin Capital Corporation	Utah
Franklin Investment Advisory Services, LLC	Delaware
Franklin Mutual Advisers, LLC	Delaware
Franklin Receivables LLC	Delaware
Franklin SPE LLC	Delaware
Franklin Templeton Alternative Strategies, Inc.	Delaware
Franklin Templeton AMC Limited	India
Franklin Templeton Asset Management (India) Private Limited	India

Name	State or Nation of Incorporation
Franklin Templeton Asset Management S.A.	France
Franklin Templeton Bank & Trust, F.S.B.	United States
Franklin Templeton Companies, LLC	Delaware
Franklin Templeton Fiduciary Bank & Trust Ltd.	Bahamas
Franklin Templeton France S.A.	France
Franklin Templeton Global Investors Limited	United Kingdom
Franklin Templeton Holding Limited	Mauritius
Franklin Templeton Institutional, LLC	Delaware
Franklin Templeton Institutional Asia Limited	Hong Kong
Franklin Templeton Institutional Suisse S.A.	Switzerland
Franklin Templeton International Services (India) Private Limited	India
Franklin Templeton International Services S.A.	Luxembourg
Franklin Templeton Investment Management Limited	United Kingdom
Franklin Templeton Investment Services GmbH	Germany
Franklin Templeton Investment Trust Management Co., Ltd.	Korea
Franklin Templeton Investments (Asia) Limited	Hong Kong
Franklin Templeton Investments Australia Limited	Australia
Franklin Templeton Investments Corp.	Canada
Franklin Templeton Investments Japan Limited	Japan
Franklin Templeton Investor Services, LLC	Delaware
Franklin Templeton Italia Società di Gestione del Risparmio Per Azioni	Italy
Franklin Templeton Management Luxembourg SA	Luxembourg
Franklin Templeton Portfolio Advisors, Inc.	California
Franklin Templeton Services Limited	Ireland
Franklin Templeton Services, LLC	Delaware
Franklin Templeton Switzerland Ltd.	Switzerland
Franklin Templeton Trustee Services Private Limited	India
Franklin/Templeton Distributors, Inc.	New York
Franklin/Templeton Travel, Inc.	California
FS Capital Group	California
FS Properties, Inc.	California
FTCI (Cayman) Ltd.	Cayman Islands
Happy Dragon Holdings Limited	British Virgin Islands
ITI Capital Markets Limited	India
MassMutual/Darby CBO IM, Inc.	Delaware
Pioneer ITI Mutual Fund Private Limited	India
Templeton Asian Direct Investments Limited	Hong Kong
Templeton Asset Management (Labuan) Limited	Malaysia
Templeton Asset Management Ltd.	Singapore
Templeton Capital Advisors Ltd.	Bahamas
Templeton China Research Limited	Hong Kong
Templeton do Brasil Ltda.	Brazil
Templeton Franklin Global Distributors, Ltd.	Bermuda
Templeton Funds Annuity Company	Florida

Name	State or Nation of Incorporation
Templeton Global Advisors Limited	Bahamas
Templeton Global Holdings Ltd.	Bahamas
Templeton Heritage Limited	Canada
Templeton International, Inc.	Delaware
Templeton Investment Counsel, LLC	Delaware
Templeton Research Poland SP.z.o.o.	Poland
Templeton Restructured Investments, L.L.C.	Delaware
Templeton Worldwide, Inc.	Delaware
Templeton/Franklin Investment Services, Inc.	Delaware
TRFI Investments Limited	Cyprus

*All subsidiaries currently do business principally under their respective corporate name except as follows: Franklin Templeton Portfolio Advisors, Inc. operates through its Franklin Portfolio Advisors and Templeton Portfolio Advisors divisions. Some Templeton subsidiaries also occasionally use the name Templeton Worldwide.

EXHIBIT 31.1

CERTIFICATION

I, Martin L. Flanagan, certify that:

1. I have reviewed this annual report on Form 10-K of Franklin Resources, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 13, 2004

/s/ Martin L. Flanagan
Martin L. Flanagan
President and Co-Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Gregory E. Johnson, certify that:

1. I have reviewed this annual report on Form 10-K of Franklin Resources, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 13, 2004

/s/ Gregory E. Johnson
Gregory E. Johnson
President and Co-Chief Executive Officer

EXHIBIT 31.3

CERTIFICATION

I, James R. Baio, certify that:

1. I have reviewed this annual report on Form 10-K of Franklin Resources, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 13, 2004

/s/ James R. Baio
James R. Baio
Senior Vice President and
Chief Financial Officer

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002 (FURNISHED HEREWITH)**

I, Martin L. Flanagan, Co-Chief Executive Officer of Franklin Resources, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Annual Report on Form 10-K of the Company for the fiscal year ended September 30, 2004 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 13, 2004

/s/ Martin L. Flanagan
Martin L. Flanagan
President and Co-Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (FURNISHED HEREWITH)

I, Gregory E. Johnson, President and Co-Chief Executive Officer of Franklin Resources, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Annual Report on Form 10-K of the Company for the fiscal year ended September 30, 2004 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 13, 2004

/s/ Gregory E. Johnson
Gregory E. Johnson
President and Co-Chief Executive Officer

EXHIBIT 32.3

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002 (FURNISHED HEREWITH)**

I, James R. Baio, Senior Vice President and Chief Financial Officer of Franklin Resources, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Annual Report on Form 10-K of the Company for the fiscal year ended September 30, 2004 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 13, 2004

/s/ James R. Baio
James R. Baio
Senior Vice President and
Chief Financial Officer

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Financial Information

The common stock of Franklin Resources, Inc., is listed on the New York Stock Exchange and Pacific Exchange under the ticker symbol BEN, and on the London Stock Exchange under the ticker symbol FRK. For further information regarding the common stock, including the automatic dividend reinvestment plan and cash payment plan, or for a copy of our latest form 10-K free of charge, please write to:

BARBARA J. GREEN
Secretary

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

or contact:

GRETA GAHL
Investor Relations

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
1-800/632-2350
extension 24091

Stock Transfer Agent, Registrar and Dividend Disbursing Agent

THE BANK OF NEW YORK
Shareholder Relations Department

P.O. Box 11258
Church Street Station
New York, NY 10286
1-800/524-4458
shareowner-svcs@bankofny.com
www.stockbny.com

FRANKLIN TEMPLETON INVESTMENTS
One Franklin Parkway
San Mateo, California 94403-1906
1-800/DIAL BEN® (1-800/342-5236)
franklintempleton.com